   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 16, 1997.


                                                      REGISTRATION NO. 333-36449
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                              BIG CITY RADIO, INC.
             (Exact name of registrant as specified in its charter)

                DELAWARE                                    4832                                   13-3790661
    (State or other jurisdiction of             (Primary Standard Industrial                    (I.R.S. Employer
     incorporation or organization)             Classification Code Number)                  Identification Number)

                            ------------------------

                                11 SKYLINE DRIVE
                              HAWTHORNE, NY 10532
                                 (914) 592-1071
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                                ARNOLD L. WADLER
                     EXECUTIVE VICE PRESIDENT AND SECRETARY
                              BIG CITY RADIO, INC.
                             C/O METROMEDIA COMPANY
                             ONE MEADOWLANDS PLAZA
                         EAST RUTHERFORD, NJ 07073-2137
                                 (201) 531-8000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

             JAMES M. DUBIN, ESQ.                         NICHOLAS P. SAGGESE, ESQ.
   Paul, Weiss, Rifkind, Wharton & Garrison        Skadden, Arps, Slate, Meagher & Flom LLP
         1285 Avenue of the Americas                        300 South Grand Avenue
        New York, New York 10019-6064                   Los Angeles, California 90071
                (212) 373-3000                                  (213) 687-5000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES
AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN
WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION DATED DECEMBER 16, 1997


PROSPECTUS

         , 1997

                                4,000,000 SHARES

                              BIG CITY RADIO, INC.

                              CLASS A COMMON STOCK

    All of the shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Big City Radio, Inc., a Delaware corporation ("Big City Radio" or the "Company"), are being offered for sale by the Company (the "Offering"). The Company's authorized capital stock includes Class A Common Stock and Class B Common Stock, par value $.01 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"). The rights of holders of Class A Common Stock and Class B Common Stock are identical, except that each share of Class A Common Stock entitles its holder to one vote per share on all matters voted upon by the Company's stockholders, whereas each share of Class B Common Stock entitles its holder to ten votes per share on all matters voted upon by the Company's stockholders. In addition, holders of Class B Common Stock vote as a separate class to elect up to 75% of the members of the Company's Board of Directors. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. In addition, at such time as any share of Class B Common Stock ceases to be held by any of the Principal Stockholders (as defined herein), their affiliates or relatives, such share of Class B Common Stock shall convert into a share of Class A Common Stock. After consummation of the Offering, the Principal Stockholders will own all of the shares of Class B Common Stock, having approximately 94% of the outstanding voting power of the Common Stock.

    Prior to this Offering, there has been no public market for the Class A Common Stock. It is currently estimated that the initial public offering price will be between $8.00 and $10.00 per share of Class A Common Stock. See "Underwriting" for information relating to the factors considered in determining the initial public offering price.


    The shares of Class A Common Stock offered hereby have been approved for listing on the American Stock Exchange ("AMEX") under the symbol "YFM".


    SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECUR-
       ITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
               REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

-----------------------------------------------------------------------------------------------------
                                               PRICE            UNDERWRITING           PROCEEDS
                                              TO THE            DISCOUNTS AND           TO THE
                                              PUBLIC           COMMISSIONS(1)         COMPANY(2)
-----------------------------------------------------------------------------------------------------
Per Share.............................  $                    $                    $
Total(3)..............................  $                    $                    $
-----------------------------------------------------------------------------------------------------

(1) THE COMPANY HAS AGREED TO INDEMNIFY THE UNDERWRITERS (AS DEFINED HEREIN) AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

(2) BEFORE DEDUCTING ESTIMATED OFFERING EXPENSES PAYABLE BY THE COMPANY, ESTIMATED AT $500,000.

(3) THE COMPANY HAS GRANTED TO THE UNDERWRITERS A 30-DAY OPTION TO PURCHASE UP TO AN AGGREGATE OF 600,000 ADDITIONAL SHARES OF CLASS A COMMON STOCK AT THE PRICE TO THE PUBLIC SHOWN ABOVE, LESS UNDERWRITING DISCOUNTS AND COMMISSIONS, SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF SUCH OPTION IS EXERCISED IN FULL, THE TOTAL PRICE TO THE PUBLIC, UNDERWRITING DISCOUNTS AND
    COMMISSIONS AND PROCEEDS TO THE COMPANY WILL BE $         , $         AND
    $         , RESPECTIVELY. SEE "UNDERWRITING."

    The shares of Class A Common Stock are being offered hereby by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the shares of Class A Common Stock offered hereby will be made in New York, New York, or through the facilities of The Depository Trust Company, on or about,
     1997.

DONALDSON, LUFKIN & JENRETTE                                         FURMAN SELZ

      SECURITIES CORPORATION

Map of the Company's Los Angeles radio stations' coverage area following the FCC Power Increase (as defined herein).

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF CLASS A COMMON STOCK IN THE OPEN MARKET TO COVER A SYNDICATE SHORT POSITION IN THE CLASS A COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING OR STABILIZING THE PRICE OF THE CLASS A COMMON STOCK. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY AND SHOULD BE READ IN CONJUNCTION WITH THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, AND OTHER DATA APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION INCLUDED IN THIS PROSPECTUS (I) ASSUMES THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED, (II) HAS BEEN ADJUSTED TO GIVE EFFECT TO THE EQUITY CONTRIBUTION AND THE RECLASSIFICATION (EACH AS DEFINED HEREIN) AND (III) HAS BEEN ADJUSTED TO GIVE EFFECT TO THE CHANGE BY THE COMPANY OF ITS FISCAL YEAR-END FROM SEPTEMBER 30 TO DECEMBER 31 EFFECTIVE AS OF THE CONSUMMATION OF THE OFFERING. FOR A DEFINITION AND EXPLANATION OF INDUSTRY TERMS AND THE SOURCE OF MARKET DATA CITED HEREIN, SEE "MARKET DATA AND CERTAIN DEFINITIONS" ON PAGE 72.


                                  THE COMPANY

    Big City Radio, Inc. (the "Company") was formed in 1994 to acquire radio broadcast properties in or adjacent to major metropolitan markets and utilize innovative engineering techniques and low-cost, ratings-driven operating strategies to develop these properties into successful metropolitan radio stations. In order to accomplish this objective, the Company applies a variety of innovative broadcast engineering techniques to the radio broadcast properties it acquires, including Synchronized Total Market Coverage ("STMC"). STMC consists of acquiring two or more stations which broadcast on the same frequency and simulcasting their signals to achieve broad coverage of a targeted metropolitan market. In addition to STMC, the Company intends to employ other broadcast engineering techniques to enter major metropolitan markets at attractive valuations. These engineering techniques include acquiring suburban radio stations and moving the station's broadcast antenna closer to the metropolitan market ("move-ins") and acquiring high-power stations adjacent to major metropolitan markets and focusing such stations' broadcast signal into the metropolitan area.

    The Company's acquisition/engineering strategies enable it to provide near seamless coverage of major metropolitan markets at a significantly lower acquisition cost than typically required to acquire a major market Class B station. The Company currently owns and operates STMC station combinations in New York, Los Angeles and Chicago, the three largest radio markets in the United States in terms of aggregate advertising revenues.

    The Company is controlled by Stuart Subotnick, a general partner of Metromedia Company who will own, subsequent to the Offering, approximately 62% of the Common Stock, representing 94% of the voting power of the Common Stock (without giving effect to the exercise of any options to acquire shares of Class A Common Stock).

    The Company's first targeted market was Los Angeles where the Company operates a three station combination, which broadcasts as Y-107 ("Y-107 LA"), featuring a modern rock format on the 107.1-FM frequency. Y-107 LA currently covers approximately 75% of the Arbitron diaries in the Los Angeles Arbitron Metro Survey Area ("MSA") and will increase its coverage to over 90% as a result of an increase in its transmission power pursuant to the FCC Power Increase (as defined herein), which the Company plans to implement in the fourth quarter of 1997. The Company has demonstrated the success of its strategy in Los Angeles where Y-107 LA has consistently ranked as one of the top 5 most listened-to modern rock radio stations in America over the past year, and has achieved a significant share of 1.3% in the 12+ category as of the summer 1997 Arbitron book. The Company has successfully translated its strong listenership into significant revenues as exemplified by the increase in its power ratio (defined as a station's share of the aggregate radio market revenues divided by its Arbitron listenership share) from 0.5 in the six month period ended December 1996 to 1.4 in the six month period ended June 1997. The Company's three Los Angeles stations (the "Los Angeles Stations") were acquired in May 1996 for a combined purchase price significantly lower than the reported purchase prices of Class B stations in the Los Angeles MSA, as evidenced by transactions consummated since the deregulation initiated by the passage of the Telecom Act in 1996 (as defined herein). See "--Business Strategy" below.

    The Company recently completed the acquisitions of three stations in the New York MSA, which collectively broadcast as Y-107 ("Y-107 NY") on the 107.1-FM frequency. Y-107 NY commenced operations in January 1997 as the only country music station covering the New York City market. Y-107 NY earned a 1.1% share in the 12+category as of the summer 1997 Arbitron book. Y-107 NY currently covers approximately 75% of the Arbitron diaries in the New York MSA and will increase its coverage to approximately 90% as a result of an increase in its transmission power pursuant to the FCC Power Increase, which the Company plans to implement by the end of the first quarter of 1998 pending receipt of approval from the Federal Communications Commission (the "FCC"). See "Risk Factors--Regulatory Matters and Dependence on Licenses." The Company's three New York stations (the "New York Stations") were acquired by the Company for a combined purchase price significantly lower than the reported purchase prices of Class B stations in the New York MSA, as evidenced by transactions consummated since the passage of the Telecom Act. See "--Business Strategy" below.


    In August 1997, the Company acquired two radio stations in the Chicago MSA (the "Chicago Stations"). The acquisition of the Chicago Stations secures the Company's presence in the top three radio markets in the United States, as measured in terms of aggregate advertising revenues. The Chicago Stations will broadcast on the 103.1-FM frequency. The Chicago Stations were acquired for a combined purchase price which is significantly less than the reported purchase prices of Class B stations in the Chicago MSA, as evidenced by transactions consummated since the passage of the Telecom Act. See "-- Business Strategy" below. The Chicago Stations currently cover approximately 70% of the Arbitron diaries in the Chicago MSA and will increase their coverage to approximately 90% as a result of the planned increase in their transmission power pursuant to the FCC Power Increase and other technical improvements, which the Company plans to implement in the second quarter of 1998 pending receipt of FCC approval. See "Risk Factors--Regulatory Matters and Dependence on Licenses." The Company has selected an adult contemporary format for the Chicago Stations and expects to formally begin broadcasting as a single station during the first quarter of 1998.


BUSINESS STRATEGY

    The Company's objective is to achieve a significant presence in selected top 20 radio markets by acquiring radio broadcast properties in or adjacent to major metropolitan markets and utilizing innovative engineering techniques and low-cost, ratings-driven operating strategies to develop these properties into successful metropolitan radio stations. The following are the key elements of the Company's business strategy:

  ENTER TOP-20 MARKETS WITH LOW CAPITAL INVESTMENT

    The Company intends to utilize STMC and other innovative acquisition and engineering strategies to gain low-cost entry into major metropolitan radio markets and achieve market coverage, which the Company believes is equivalent to the market coverage of Class B metropolitan stations.


    - LOW ACQUISITION COST. Industry research indicates that the prices of Class B radio stations in major MSAs have increased significantly since the passage of the Telecom Act. The Company has created radio stations with an Arbitron market coverage that the Company believes is equivalent to the Arbitron market coverage of Class B radio stations in the three largest radio markets, for a substantially lower capital investment. For example, in the Los Angeles MSA, prices have ranged from $113.0 million to $312.0 million while the Company has created for $26.8 million a Los Angeles station which, following the FCC Power Increase, will have an Arbitron market coverage that the Company believes is equivalent to the Arbitron market coverage of Class B radio stations in the Los Angeles MSA. Similarly, in the New York MSA where prices have ranged from $83.5 million to $286.0 million, the Company has created for $19.5 million a New York station which, following the FCC Power Increase, will have an Arbitron market coverage that the Company believes is equivalent to the Arbitron market coverage of Class B radio stations in the New York MSA. In the Chicago MSA, prices have ranged from $22.0 million to $225.0 million while the Company has created for $10.6 million a Chicago station which, following the FCC Power Increase and other technical improvements, will have an Arbitron market coverage that the Company believes is equivalent to the Arbitron market coverage of Class B radio stations in the Chicago MSA. Based on the range of purchase prices in recently consummated transactions as specified above, achieving entry into the top three radio markets would have required an aggregate investment of between $218.5 million and $823.0 million, while the Company has entered these three markets with an aggregate investment of approximately $56.9 million. All of the foregoing information regarding price ranges of Class B stations has been derived from published industry reports of sales of Class B radio stations in the MSAs where the Company operates. The Company continues to explore similar opportunities in other attractive top 20 markets and believes that there is potential to achieve low-cost entry by using methods such as STMC, "move-ins" and acquisitions of high power stations adjacent to major metropolitan markets.

    - EFFECTIVE COVERAGE OF ARBITRON RATED METROPOLITAN MARKETS. The Company's objective is to achieve coverage in excess of 90% of the Arbitron diaries in its targeted MSAs, which the Company believes is equivalent to the coverage typically provided by Class B radio stations in major metropolitan markets. Class B radio stations are defined by the FCC as those facilities whose signal is predicted to cover a regional urban area. Accordingly, the Company bases its acquisition strategy primarily on the location of Arbitron diaries. Furthermore, to enhance the Arbitron diary coverage of a station, once acquired, the Company's experienced staff tailors an engineering solution to optimize the Arbitron diary coverage of each station. Equivalent Arbitron diary coverage is determined by comparing the coverage of the Company's targeted STMC stations and typical Class B radio stations located in the same MSAs. This comparison considers the actual received signal strength of the selected station(s) and the actual number of Arbitron diaries covered that are predicted to receive a listenable signal. The coverage of any one station compared to another station within any MSA will vary due to locations of the transmitter, generally most Class B radio stations within a targeted MSA will cover between 90% and 100% of the Arbitron diaries. See "Risk Factors--Risks Associated with the Company's Strategy."

  MAXIMIZE STATION PERFORMANCE

    The Company seeks to maximize the operating performance of its stations by employing a ratings-driven, cash flow-focused operating strategy.

    - MAXIMIZE STATION REVENUE. Based on an extensive market research study, the Company carefully selects the format of the station to maximize penetration of audience share and advertising revenues in that market. For example, the Company believes that its carefully selected modern rock format in Los Angeles and unique country music format in New York City provide it with a competitive advantage and enhanced listenership in the respective markets. The Company believes that its strong listenership has translated into significant revenue as exemplified by the increase in its power ratio from 0.5 in the six month period ended December 1996 to 1.4 in the six month period ended June 1997 in the Los Angeles market.

    - MAXIMIZE BROADCAST CASH FLOW. Another key aspect of the Company's operating strategy will be to maximize its broadcast cash flow by controlling its operating costs. The Company has not historically, and does not intend at present, to expend the significant costs associated with hiring highly compensated on-air personalities. The Company maintains operating costs at a relatively low level and focuses on core programming content to achieve high ratings.

GENERAL

  HISTORY AND DEVELOPMENT

    The Company was formed by its chairman, Stuart Subotnick and its president and chief executive officer, Michael Kakoyiannis. Mr. Subotnick contributes his financial, strategic and operational expertise gained through the development and operation of the numerous media and communications businesses that he and longtime partner John Kluge have controlled through Metromedia Company and its predecessor. Michael Kakoyiannis, the Company's president and chief executive officer, has been involved in the radio broadcasting industry for over 25 years in various functions including sales, marketing and general management. In addition to Mr. Subotnick and Mr. Kakoyiannis, the Company has numerous experienced radio executives involved in all aspects of its operations, including engineering, sales, marketing, programming and finance. The Company believes that its quality management team will be instrumental in successfully implementing its business strategy.

  EQUITY CONTRIBUTION, RECLASSIFICATION AND OTHER INFORMATION

    Immediately prior to the consummation of the Offering, Stuart and Anita Subotnick (the "Principal Stockholders") will either contribute the entire amount of certain outstanding stockholders' loans made to the Company to the Company's capital or contribute cash in an amount sufficient to repay a portion of the outstanding stockholders' loans made to the Company and will contribute the remaining balance of such loans to the Company's capital (all such outstanding stockholders' loans aggregated $13.2 million at September 30, 1997) (the "Equity Contribution"). Simultaneously with the Equity Contribution, each share of the Company's Common Stock, par value $.01 per share (the "Old Common Stock") outstanding or to be issued upon exercise of options granted under the 1997 Incentive Stock Plan (as defined herein), will be reclassified into 7,610 shares of Class A Common Stock and the Principal Stockholders will exchange each share of Class A Common Stock held by them for one share of Class B Common Stock (the foregoing reclassification and exchange is hereinafter referred to as the "Reclassification"). In addition, the Company will convert from an S-Corporation to a C-Corporation and will change its fiscal year-end from September 30 to December 31 in connection with the Offering. The principal executive offices of the Company are located at 11 Skyline Drive, Hawthorne, New York, New York 10532 and its telephone number is (914) 592-1071.

                                  RISK FACTORS

    See "Risk Factors" beginning on page 9 for a discussion of certain factors that should be considered by potential investors.

                                  THE OFFERING


Common Stock offered.........................  4,000,000 shares of Class A Common Stock

Common Stock to be outstanding after the Offering(1)

    Class A Common Stock.....................  5,125,062 shares

    Class B Common Stock.....................  8,250,458 shares

      Total..................................  13,375,520 shares

Use of proceeds..............................  The net proceeds of the Offering, estimated to be approximately $33.0 million
                                               (approximately $38.0 million if the
                                               Underwriters' over-allotment option is
                                               exercised in full), will be used by the
                                               Company to repay existing indebtedness under
                                               the Existing Credit Facility (as defined
                                               herein).

Voting rights................................  The holders of Class A Common Stock generally have rights identical to holders of Class B
                                               Common Stock, except that holders of Class A
                                               Common Stock are entitled to one vote per
                                               share on all matters voted upon by the
                                               Company's stockholders and holders of Class B
                                               Common Stock are entitled to ten votes per
                                               share on all matters voted upon by the
                                               Company's stockholders and holders of Class B
                                               Common Stock vote as a separate class to
                                               elect up to 75% of the members of the
                                               Company's Board of Directors. Holders of
                                               Class A Common Stock and Class B Common Stock
                                               will vote as a single class on most other
                                               matters. Each share of Class B Common Stock
                                               is convertible at any time into one share of
                                               Class A Common Stock. In addition, at such
                                               time as any share of Class B Common Stock
                                               ceases to be held by any of the Principal
                                               Stockholders, their affiliates or relatives,
                                               such share of Class B Common Stock shall
                                               convert into a share of Class A Common Stock.

Proposed AMEX symbol.........................  YFM


------------------------

(1) Based on the number of shares outstanding, as of December 2, 1997, after giving effect to the Reclassification. Does not include (i) shares of Class A Common Stock that may be issued upon exercise of the Underwriters' over-allotment option, (ii) an aggregate of 150,000 shares of Class A Common Stock issuable upon exercise of outstanding options granted to certain officers and directors of the Company under the 1997 Incentive Stock Plan at an exercise price of $6.00 per share, (iii) an aggregate of 402,500 shares of Class A Common Stock granted to certain officers and directors of the Company under the 1997 Incentive Stock Plan, to be effective only immediately prior to the consummation of the Offering, at an exercise price per share equal to the initial public offering price per share in the Offering, and (iv) options to acquire an aggregate of 147,500 shares of Class A Common Stock available for grant under the 1997 Incentive Stock Plan. See "Management--1997 Incentive Stock Plan" and "Principal Stockholders."

                      SUMMARY FINANCIAL AND OPERATING DATA

    The following table presents selected financial and operating data of the Company which is derived from the audited and unaudited financial statements of the Company (i) as reported and (ii) on a pro forma basis to reflect (a) the acquisitions of the assets of WZVU-FM and WVVX-FM, Inc.; (b) the sale of the Q stations (as defined herein) and KWIZ-FM; (c) the consummation of the Offering at a price of $9.00 per share (the midpoint of the range of prices set forth on the cover page of this Prospectus) and the application of the net proceeds therefrom; (d) the conversion of the Company from a S-Corporation to a C-Corporation; and (e) the Equity Contribution and Reclassification. See "Pro Forma Financial Statements." The data is qualified by reference to and should be read in conjunction with the financial statements of the Company and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The historical financial results of the Company are not comparable from period to period because of the acquisition and sale of various broadcasting properties by the Company during the periods covered.

                                                        YEARS ENDED DECEMBER 31,
                                                  -------------------------------------     NINE MONTHS ENDED SEPTEMBER 30,
                                                                             PRO FORMA   --------------------------------------
                                                                                 AS                                  PRO FORMA
                                                                              ADJUSTED                              AS ADJUSTED
                                                     1995       1996(2)(4)    1996(7)      1996(4)      1997(3)       1997(7)
                                                  -----------  ------------  ----------  -----------  ------------  -----------
                                                                      (In thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
  Net revenues..................................   $   5,225    $    7,944   $    8,852   $   5,870   $      7,538  $     8,198
  Station operating expenses....................       7,185        12,253        9,797       9,726          9,834        9,806
  Corporate general and administrative
    expenses....................................         425         1,201        3,095         804          1,104        1,493
  Employment incentive(5).......................          --            --           --          --          3,713        3,713
  Depreciation and amortization.................         798         1,388        1,629         867          1,316        1,635
                                                  -----------  ------------  ----------  -----------  ------------  -----------
  Operating (loss)..............................      (3,183)       (6,898)      (5,642)     (5,527)        (8,429)      (8,298)
                                                  -----------  ------------  ----------  -----------  ------------  -----------
  Net income (loss).............................   $  (4,005)   $   (3,098)  $   (9,338)  $    (798)  $    (11,435) $   (12,960)
                                                  -----------  ------------  ----------  -----------  ------------  -----------
                                                  -----------  ------------  ----------  -----------  ------------  -----------
  Pro forma as reported and pro forma as
    adjusted net loss per common share (6)......                      (.33)        (.70)                     (1.21)        (.97)
  Pro forma as reported and pro forma as
    adjusted weighted average shares
    outstanding(6)..............................                     9,426       13,426                      9,426       13,426

OTHER OPERATING DATA:
  Broadcast cash flow(1)........................   $  (1,960)   $   (4,309)               $  (3,856)  $     (2,296)
  Operating cash flow...........................      (2,942)       (7,448)                  (5,793)        (6,662)
  Investing cash flow...........................      (3,883)      (24,235)                 (29,867)       (22,194)
  Financing cash flow...........................       7,779        30,851                   34,779         28,938


                                                                                                      AS OF SEPTEMBER 30, 1997
                                                                                                      -------------------------
                                                                                                         ACTUAL      PRO FORMA
                                                                                                      ------------  -----------
BALANCE SHEET DATA:
  Working capital...................................................................................  $        395  $       395
  Net intangible assets.............................................................................        54,439       54,439
  Total assets......................................................................................        60,996       60,996
  Notes payable.....................................................................................        13,163           --
  Long-term debt....................................................................................        56,700       23,720
  Stockholders' equity (deficit)....................................................................       (11,522)      31,271


------------------------------

(1) Broadcast cash flow is defined as operating loss plus depreciation and amortization plus corporate general and administrative expenses, including employment incentive. Although not calculated in accordance with generally accepted accounting principles, broadcast cash flow is widely used in the broadcast industry as a measure of a broadcast company's operating performance. Nevertheless, this measure would not be considered in isolation or as a substitute for operating loss, cash flows from operating activities or any other measure for determining the Company's operating performance or liquidity which is calculated in accordance with generally accepted accounting principles.

(2) The Company acquired substantially all of the assets of the Los Angeles Stations and KWIZ-FM on May 30, 1996 and commenced operations of these stations under a LMA on March 26, 1996. The financial statements include the operations of these stations from commencement of the LMA period. KWIZ-FM was sold on December 20, 1996. No gain or loss was recognized on the sale of KWIZ-FM.

(3) The Company acquired substantially all of the assets of WWHB-FM on April 1, 1997 and WZVU-FM on June 5, 1997 and commenced operations of these stations under a LMA during December 1996. WWHB-FM and WZVU-FM together with WRGX-FM broadcast as "Y-107 NY". The financial statements include the operations of Y107 NY since December 1996.

(4) The statement of operations data for the year ended December 31, 1996 and for the nine months ended September 30, 1996 include (i) the operations of WSTC-AM and WKHL-FM (referred to herein as the Q stations) to May 30, 1996, the date on which they were sold; and (ii) a gain on sale of stations of $6,608 in the year ended December 31, 1996 which represents the gain on sale of the Q stations.

(5) As of July 1, 1997, the Principal Stockholders transferred 68 shares of Old Common Stock to the Company's Chief Executive Officer as an employment incentive. The statement of operations for the nine months ended September 30, 1997 reflects an accounting charge of $3,713 relating to this award which has been reflected as a capital contribution in Stockholders' Equity. The charge represents the approximate fair market value of the stock transferred, for accounting purposes only, and was estimated at 80% of the assumed initial public offering price of $9.00 per share.


(6) Pro forma as reported weighted average shares outstanding equals the sum of 9,375,520 shares outstanding immediately prior to the Offering (and after the Equity Contribution and the Reclassification), plus 50,000 shares relating to 150,000 stock options granted on December 1, 1997 with an exercise price of $6.00 per share computed using the treasury stock approach (assuming an initial public offering price of $9.00 per share) and pro forma, as adjusted further, includes the 4,000,000 shares deemed to be sold by the Company in the Offering.



(7) Reference is made to pro forma financial statements on pages 19 through 24.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION AND FINANCIAL DATA SET FORTH ELSEWHERE IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE SHARES OF CLASS A COMMON STOCK OFFERED HEREBY.

LIMITED HISTORY OF OPERATIONS; NET LOSSES AND NEGATIVE CASH FLOW FROM
  OPERATIONS; EXPECTED FUTURE NET LOSSES AND NEGATIVE CASH FLOW FROM OPERATIONS

    The Company was formed in August 1994 and has a limited operating history. Accordingly, prospective investors have limited operating history and limited historical financial information upon which to base an evaluation of the Company's performance and an investment in shares of Class A Common Stock. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development.

    Since inception, the Company has not generated significant revenue, has incurred substantial net losses and has never generated positive cash flow from operations. The Company had net losses of $3.1 million and $4.0 million for the years ended December 31, 1996 and 1995, respectively, and a net loss of $11.4 million for the nine months ended September 30, 1997. In addition, as of September 30, 1997, the Company had a deficiency of stockholders' equity of approximately $11.5 million. The Company believes that losses will continue while the Company pursues its strategy of acquiring and developing radio stations. The Company will also incur losses during the initial reformatting and assimilation process with respect to the radio stations that it acquires. There can be no assurance that an adequate revenue base will be established or that the Company's radio stations will become profitable or generate positive cash flow. Continued losses and negative cash flow may prevent the Company from pursuing its strategies for growth and may have a material adverse effect on the Company.

RISKS ASSOCIATED WITH GROWTH THROUGH FUTURE ACQUISITIONS; FUTURE CAPITAL
  REQUIREMENTS;
  ASSIMILATION OF ACQUIRED RADIO STATIONS

    One of the Company's principal growth strategies is to acquire additional radio stations. Any future acquisitions, investments, strategic alliances or related efforts will be accompanied by various associated risks, such as the difficulty of identifying appropriate acquisition candidates, the competition among buyers of radio stations, the difficulty of assimilating the operations of the respective entities, the potential disruption of the Company's ongoing business, the inability of management to capitalize on the opportunities presented by acquisitions, investments, strategic alliances or related efforts, the failure to successfully incorporate licensed or acquired technology and rights into the Company's services, the inability to maintain uniform standards, controls, procedures and policies and the impairment of relationships with employees and customers as a result of changes in management. There can be no assurance that the Company will be successful in overcoming these risks or any other problems encountered with such acquisitions, investments, strategic alliances or related efforts. See "Business--Business Strategy" and "Business--Litigation." In addition, entities acquired by the Company may have liabilities, including contingent liabilities, for which the Company may become responsible.

    Additional debt or equity financing may be required in order to complete future acquisitions. The Company's ability to arrange financing and the cost of such financing are dependent upon numerous factors, including general economic and capital market conditions, conditions in the radio broadcasting industry, regulatory developments, credit availability from banks or other lenders, investor confidence in the industry and the Company, the success of the Company's radio stations, and provisions of tax and securities laws that are conducive to raising capital. There can be no assurance that financing will be available to the Company on acceptable terms in the future or that, if the form of any such future financing is through the direct or indirect issuance and sale of equity securities, investors in the Offering will not be diluted. If the Company cannot arrange such financing, it may be forced to curtail its acquisition of additional radio stations which may have an adverse effect on its long-term business strategy.

    The number of radio stations operated by the Company has increased with the recent acquisition of the Chicago Stations. See "Business--Recently Completed Radio Station Acquisitions." Management will be required to devote significant time to assimilate these radio stations into the Company's business structure. There can be no assurance that this assimilation can be accomplished in the manner which management has planned or that the Company will be able to operate these radio stations profitably. See "--Limited History of Operations; Net Losses and Negative Cash Flow from Operations; Expected Future Net Losses and Negative Cash Flow from Operations."

RISKS ASSOCIATED WITH THE COMPANY'S STRATEGY

    The Company's business strategy is, in part, based upon the implementation of engineering solutions such as STMC to create value. There are no significant barriers preventing other persons from implementing strategies similar to STMC and otherwise creating value by applying engineering solutions to radio stations. Also, there can be no assurance that the broadcast engineering techniques used by the Company enable it to provide clear and listenable signal in the entire Arbitron diary coverage areas covered by the broadcast signals of its radio stations. In addition, while the Company's purchase price for the Los Angeles Stations, New York Stations and Chicago Stations is significantly lower than the reported purchase prices of Class B stations in those markets since the passage of the Telecom Act, the Company did not have access to detailed data as to the financial performance, signal characteristics, listener profile and consumer satisfaction of the radio stations used for comparison to the Company's broadcast properties. Investors are urged to consider this limitation on available information in evaluating the success of the Company's acquisition strategy and its prospects. In addition, the recent consolidation in the radio broadcasting industry has resulted in an increase in the reported purchase prices paid for Class B radio stations and may limit the availability of Class B radio stations, which may subsequently increase the acquisition costs of Class A radio stations.

SUBSTANTIAL LEVERAGE; PLEDGE OF ASSETS; COVENANTS

    At September 30, 1997, after giving pro forma effect to the Offering and the application of the net proceeds therefrom, the Company's total long-term debt would have been approximately $23.7 million. Because of the Company's substantial indebtedness, a significant portion of the Company's broadcast cash flow is required for debt service. The Company's significant leverage could make it vulnerable to a downturn in the economic performance of its radio stations or a downturn in economic conditions. In addition, after giving effect to the application of the net proceeds from the Offering as set forth under "Use of Proceeds" herein, the amount of additional borrowings available to the Company under the Amended and Restated Credit Agreement, to be entered into simultaneously with the consummation of this Offering between the Company and The Chase Manhattan Bank ("Chase") (as amended and restated, the "Credit Facility") will be approximately $9.3 million. See "Description of Credit Facility." Such amount may not be sufficient to support the Company's growth strategy and as a result the Company may require additional financing in order to acquire additional radio stations and accomplish its long-term business strategies.

    Substantially all of the Company's assets will be pledged to secure the performance by the Company of its obligations under the Credit Facility. In addition, the Credit Facility will impose on the Company various financial and non-financial restrictions, including limitations on additional indebtedness, liens, sale of assets, payment of dividends, guarantee obligations, investments and capital expenditures. Compliance with such covenants is a condition precedent to borrowing under the Credit Facility. The Credit Facility and the pledge of the Company's assets may adversely affect the Company's ability to seek additional financing and pursue its strategy of further growth through acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of Credit Facility."

REGULATORY MATTERS AND DEPENDENCE ON LICENSES


    Each of the Company's radio stations operates pursuant to one or more broadcast licenses issued by the FCC that presently have a maximum term of eight years. The Company's broadcast licenses expire at various times from 1998 to 2005. Although the Company may apply to renew these licenses, third parties may challenge the Company's renewal applications. While the Company is not aware of facts or circumstances that would prevent the Company from having its current licenses renewed, there can be no assurance that the licenses will be renewed. Failure to obtain the renewal of any of the Company's broadcast licenses, to obtain FCC approval for an assignment or transfer to the Company of a license in connection with a radio station acquisition or to obtain and comply with FCC authorization for the construction of required facilities or modification of technical parameters or specifications for operations may have a material adverse effect on the Company. Moreover, while the Company believes that recent changes to FCC rules and policies will enable it to obtain FCC authorizations to increase the operating power of several of the company's radio stations, the applications to the FCC for such power increases, which the Company has filed or plans to file, are subject to prior FCC approval, and there can be no assurance that the FCC will approve these applications. Failure of the FCC to approve these applications may have a material adverse effect on the Company by limiting the Company's ability to expand its coverage. See "Business--Federal Regulation of Radio Broadcasting--FCC Power Increase." In addition, if the Company or any of its officers, directors or significant stockholders violates the FCC's rules and regulations or the Communications Act of 1934, as amended (the "Communications Act"), is convicted of a felony, or is otherwise found to be disqualified from being a party to a FCC license, the FCC may in response to a petition from a third party or on its own motion, in its discretion, commence a proceeding to impose sanctions against the Company which could involve the imposition of monetary penalties, the revocation of the Company's broadcast licenses or other sanctions. In addition, the FCC has the ability upon the occurrence of certain events to revoke outstanding licenses.


    The radio broadcasting industry is subject to extensive and changing regulation. Among other things, the Communications Act and FCC rules and policies limit the number of stations that one individual or entity can own, or in which that individual or entity can hold an attributable interest, in a market and require FCC approval for transfers of control of FCC licensees and assignments of FCC licenses. The filing of petitions or complaints against the Company or other FCC licensees could result in the FCC delaying the grant of, or refusing to grant, its consent to the assignment of FCC licenses to or from an FCC licensee or the transfer of control of an FCC licensee. The Communications Act and FCC rules operate to impose limitations on ownership by Aliens (as defined in the Communications Act). No corporation owning a broadcast license may be more than one-fifth directly, or one-fourth indirectly, owned by Aliens, foreign governments or their representatives. The FCC rules also require, in certain circumstances, prior approval for changes in voting rights of the Common Stock and changes in the Board of Directors of the Company. There can be no assurance that there will not be changes in the current regulatory scheme, the imposition of additional regulations or the creation of new regulatory agencies, which changes could restrict or curtail the ability of the Company to acquire, operate and dispose of radio stations or, in general, to compete profitably with other operators of radio and other media properties. Moreover, there can be no assurance that there will not be other regulatory changes, including aspects of deregulation, that will result in a decline in the value of broadcast licenses held by the Company or adversely affect the Company's competitive position. See "--Federal Regulation of Radio Broadcasting."

ANTITRUST MATTERS

    An important element of the Company's growth strategy involves the acquisition of additional radio stations, several of which are likely to require preacquisition antitrust review by the Federal Trade

Commission (the "FTC") and the Antitrust Division of the United States Department of Justice (the "Antitrust Division"). Following passage of the Telecom Act, the Antitrust Division has more frequently reviewed proposed acquisitions of radio stations and radio station networks, particularly in instances where the proposed acquiror already owns one or more radio stations in a particular market and the acquisition involves another radio station in the same market. In the past, the Antitrust Division has obtained consent decrees requiring an acquiror to dispose of at least one radio station in a particular market where the acquisition otherwise would have resulted in a concentration of radio advertising market share or domination of programming formats reaching certain listeners by the acquiror.

COMPETITION; DEPENDENCE ON AUDIENCE SHARE RATINGS AND TECHNOLOGY CHANGES

    Radio broadcasting is a highly competitive business. The financial success of each of the Company's radio stations depends, to a significant degree, upon its audience ratings, its share of the overall radio advertising revenue within its geographic market and the economic health of the market. The audience ratings and advertising revenue of the Company's individual stations are subject to change and any adverse change in a particular market could have a material adverse effect on the Company. The Company's radio stations compete for audience share and advertising revenue directly with other FM and AM radio stations and with other media within their respective markets, such as newspapers, broadcast and cable television, magazines, billboard advertising, transit advertising, and direct mail advertising. Many of these entities are larger and have significantly greater resources than the Company. While the Company already competes with other radio stations with comparable programming formats in each of its markets, if another radio station in the market which currently does not have the same programming format as the Company's stations were to convert its programming format to a format similar to one of the Company's stations, if a new station were to adopt a competitive format, or if an existing competitor were to strengthen its operations, the Company's stations could suffer a reduction in ratings and/or advertising revenue and could require increased promotional and other expenses. The Telecom Act facilitates the entry of other radio broadcasting companies into the markets in which the Company operates or may operate in the future, some of which may be larger and have more financial resources than the Company. In addition, certain of the Company's stations compete, and in the future other stations of the Company may compete, with combinations of stations operated by a single operator. There can be no assurance that the Company's radio stations will be able to maintain or increase their current audience ratings and radio advertising revenue. See "Business--Competition."

    Radio broadcasting is also subject to competition from new media technologies that are being developed or have been introduced, such as digital audio broadcasting ("DAB"). DAB may provide a medium for the delivery by satellite (digital audio radio satellite service, or "DARS") or terrestrial means of multiple multi-channel, multi-format digital radio services with sound quality equivalent to compact-discs to local and national audiences. In addition, cable television operators are introducing a new service commonly referred to as "cable radio," which provides cable television subscribers with several high-quality channels of music, news and other information. The Company cannot predict the effect, if any, that any such new technologies may have on the radio broadcasting industry or on the Company. See "Business--Competition."

    The profitability of the Company's radio stations is subject to various other factors which influence the radio broadcasting industry as a whole. The Company's radio stations may be adversely affected by changes in audience tastes, priorities of advertisers, new laws and governmental regulations and policies, changes in broadcast technical requirements, proposals to limit the tax deductibility of expenses incurred by advertisers and changes in the willingness of financial institutions and other lenders to finance radio station acquisitions and operations. The Company cannot predict which, if any, of these factors might have a significant impact on the radio broadcasting industry in the future, nor can it predict what impact, if any, the occurrence of these events might have on the Company.

EFFECTS OF ECONOMIC RECESSION

    The Company derives substantially all of its revenue from the sale of advertising time on its radio stations. The Company's broadcasting revenue could be adversely affected by a future national recession. In addition, because a substantial portion of the Company's revenue is derived from local advertisers, the Company's ability to generate advertising revenue in specific markets could be adversely affected by local or regional economic downturns. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RELIANCE ON KEY PERSONNEL

    The Company's business is managed by a small number of key management and operating personnel, the loss of certain of whom could have a material adverse effect on the Company. The Company believes that its future success will depend in large part on its ability to attract and retain highly skilled and qualified personnel and to expand, train and manage its employee base. The Company has entered into an employment agreement with Mr. Kakoyiannis which includes provisions restricting the ability of Mr. Kakoyiannis to compete against the Company in certain circumstances. In addition, the Company maintains "key-man" insurance on the life of Mr. Kakoyiannis in the amount of $2.0 million. See "Management--Employment Agreements."

CONCENTRATION OF VOTING POWER BY PRINCIPAL STOCKHOLDERS


    The holders of Class A Common Stock are entitled to one vote per share on all matters voted upon by the Company's stockholders. Holders of Class B Common Stock are entitled to ten votes per share on all matters voted upon by the Company's stockholders. In addition, holders of Class B Common Stock are entitled to vote as a separate class to elect up to 75% of the members of the Company's Board of Directors. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock, and with limited exceptions converts automatically upon any sale or transfer to a party unaffiliated with, or unrelated to, the Principal Stockholders. The Principal Stockholders will, upon consummation of the Offering, own all of the outstanding shares of Class B Common Stock, which represent approximately 94% of the combined voting power of the Common Stock (without giving effect to the exercise of outstanding options to acquire shares of Class A Common Stock). Accordingly, the Principal Stockholders will be able to control the Board of Directors and all stockholders decisions and, in general, to determine (without the consent of the Company's other stockholders) the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of the Company's assets. See "Description of Capital Stock," "Principal Stockholders" and "Certain Relationships and Related Transactions." In addition, the Credit Facility will provide that an event of default will occur upon the occurrence of a "change of control" as defined in the Credit Facility. For purposes of the Credit Facility, a change of control will occur when (i) any person or group other than the Principal Stockholders and their affiliates obtains the power to elect a majority of the Board of Directors, (ii) the Company fails to own 100% of the capital stock of its subsidiaries owning any of the FCC broadcast licenses, or when (iii) the Board of Directors does not consist of a majority of continuing directors.


ABSENCE OF PRIOR PUBLIC MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK
  PRICE

    Prior to the Offering, there has been no public market for the Class A Common Stock. The initial public offering price of the Class A Common Stock will be determined by negotiations among the Company and the Underwriters, and may bear no relationship to the price at which the Class A Common Stock will trade after completion of the Offering. The Class A Common Stock has been approved for listing, subject to notice of issuance, on the AMEX; however, there can be no assurance that an active trading market will develop or be maintained for the Class A Common Stock following the Offering or that the Class A Common Stock will trade in the public market at or above the initial public offering price. For factors considered in determining the initial public offering price, see "Underwriting." After completion of the Offering, the market price of the Class A Common Stock will be subject to fluctuations in response to various factors and events, including, among others, the liquidity of the market for the Class A Common Stock, variations in the Company's operating results, regulatory or other changes, both domestic and international, affecting the radio broadcasting industry generally or the Company specifically, announcements of business developments by the Company or its competitors, changes in operating results and changes in general market conditions. See "--Limited History of Operations; Negative Losses and Negative Cash Flow from Operations; Expected Future Net Losses and Negative Cash Flow from Operations," "--Regulatory Matters and Dependence on Licenses," "--Concentration of Voting Power by Principal Stockholders," and "--Competition; Dependence on Audience Share Ratings and Technology Changes."

SHARES ELIGIBLE FOR FUTURE SALE; POTENTIAL ADVERSE EFFECT ON STOCK PRICE;
  REGISTRATION RIGHTS

    Sales of a substantial number of shares of Class A Common Stock in the public market, or the perception that such sales may occur could adversely affect prevailing market prices for the Class A Common Stock and the ability of the Company to raise capital in the future. Upon completion of the Offering, the Company will have outstanding 5,125,062 shares of Class A Common Stock. Of such shares, the 4,000,000 shares of Class A Common Stock being sold in the Offering (together with any shares sold upon exercise of the Underwriters' over-allotment option) will be immediately eligible for sale in the public market without restriction, except for shares purchased by or issued to any affiliate (an "Affiliate") of the Company (within the meaning of the Securities Act of 1933, as amended (the "Securities Act")). For so long as any stockholder remains an Affiliate of the Company, any shares of Common Stock held by such person will only be available for public sale if such shares are registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144 ("Rule 144") of the Securities Act, and any sales by an Affiliate under Rule 144 would be subject to the volume and other limitations under such rule. Upon the expiration or waiver of certain lock-up agreements with the Underwriters, approximately 9,928,020 shares of Class A Common Stock (including 8,250,458 shares issuable upon conversion of shares of Class B Common Stock and 552,500 shares of Class A Common Stock issuable upon exercise of options granted under the 1997 Incentive Stock Plan) will be eligible for sale in the public market pursuant to Rule 144. The Company has granted certain registration rights to Mr. Kakoyiannis for all shares of Class A Common Stock held by him on the date of this Prospectus or to be issued to him pursuant to his employment agreement with the Company, and to the Principal Stockholders with respect to all shares of Class A Common Stock that may be issued to them upon conversion of the shares of Class B Common Stock issued to them in the Reclassification, only following the one year anniversary of the effectiveness of this Offering. Registration of such shares under the Securities Act would result in such shares becoming available for sale by non-Affiliates in the public securities market without limitation, and by Affiliates, subject to the limitations of Rule 144, immediately upon the effectiveness of such registration. If the holders, by exercising their demand registration rights, cause a large number of securities to be registered and sold in the public market, such sales could have an adverse effect on the market price for the Class A Common Stock. If the Company were to include in a Company-initiated registration, any registrable securities pursuant to the exercise of piggy-back registration rights, such sales may have an adverse effect on the Company's ability to raise needed capital. See "Description of Capital Stock-- Registration Rights." Pursuant to lock-up agreements with the Underwriters, the Company, the executive officers and the directors of the Company have agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of Class A Common Stock or any securities that are convertible into or exercisable or exchangeable for shares of Class A Common Stock (other than pursuant to employee or director stock or stock option plans existing on the date of this Prospectus) or file any registration statement with respect to any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for shares of Class A Common Stock, or make any demand for, or exercise any right with respect to the registration of any shares of Class A Common Stock or any securities convertible into or exchangeable for shares of Class A Common Stock, for a period of 180 days after the date of this Prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), except for the shares of Class A Common Stock offered in connection with the Offering. Promptly after completion of the Offering, the Company intends to file with the Commission a registration statement on Form S-8, covering the shares of Class A Common Stock underlying options granted or to be granted under the 1997 Incentive Stock Plan and the shares that may be issued to Mr. Kakoyiannis pursuant to his employment agreement with the Company. Such registration statement will become effective immediately upon filing with the Commission. As a result, the shares of Class A Common Stock so registered and issued pursuant to the 1997 Incentive Stock Plan or Mr. Kakoyiannis' employment agreement will be immediately available for sale by non-Affiliates in the public market without limitation, and by Affiliates, subject to the limitations of Rule 144. See "Certain Relationships and Related Transactions," "Description of Capital Stock" and "Shares Eligible for Future Sale."

ABSENCE OF DIVIDENDS

    The Company anticipates that all of its earnings in the foreseeable future will be retained to finance the continued growth and expansion of its business and has no current intention to pay cash dividends on its Common Stock and will be restricted from so doing by the Credit Facility. See "Dividend Policy" and "Description of Credit Facility."

IMMEDIATE AND SUBSTANTIAL DILUTION

    Purchasers of Class A Common Stock in the Offering will experience immediate and substantial dilution of $10.77 per share in the net tangible book value per share of Class A Common Stock. See "Dilution."

                                USE OF PROCEEDS

    The net proceeds from the Offering are estimated to be approximately $33.0 million (approximately $38.0 million if the Underwriters' over-allotment option is exercised in full) after deducting underwriting discounts and commissions and estimated expenses of the Offering payable by the Company. Such net proceeds will be used by the Company to repay approximately $33.0 million under its Existing Credit Facility. The Existing Credit Facility bears interest at a rate based, at the option of the Company, on the participating bank's prime rate, or upon the London Interbank Borrowing Rate and matures on May 30, 2001. The Company's net borrowings under the Existing Credit Facility during the twelve months ending September 30, 1997 were $24.4 million, primarily for the acquisition of radio stations. After giving effect to the Offering and application of the net proceeds therefrom, the Company will have approximately $9.3 million of borrowing capacity available under the Credit Facility. See "Description of Credit Facility."

                                DIVIDEND POLICY

    The Company has never declared or paid any cash dividends on its Common Stock and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained to finance the expansion and continued development of its business. Any future determination with respect to the payment of dividends will be within the sole discretion of the Company's Board of Directors and will depend upon, among other things, the Company's earnings, capital requirements, the terms of then existing indebtedness, applicable requirements of the General Corporation Law of the State of Delaware (the "DGCL"), general economic conditions and such other factors considered relevant by the Company's Board of Directors. The Credit Facility will prohibit the payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Credit Facility."

                                    DILUTION

    As of September 30, 1997, the net tangible book value (deficit) of the Company was approximately $(66.5) million, or $(7.10) per share of outstanding Common Stock (taking into account the Reclassification). The net tangible book value per share of Common Stock represents the total amount of tangible assets of the Company, less the total amount of liabilities of the Company, divided by the number of shares of Common Stock outstanding. After giving effect to the Equity Contribution, the Reclassification and the sale by the Company of the 4,000,000 shares of Class A Common Stock offered hereby at an assumed initial offering price of $9.00 per share (the midpoint of the range of prices set forth on the cover page of this Prospectus) and the application of the net proceeds therefrom (after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company), the as adjusted net tangible book value of the Company as of September 30, 1997 would have been approximately $(23.7) million, or $(1.77) per share, representing an immediate increase in net tangible book value of approximately $5.33 per share to existing stockholders and an immediate dilution in net tangible book value of approximately $10.77 per share to persons purchasing shares of Class A Common Stock in the Offering. The following table illustrates this per share dilution to the new investors:

    Assumed initial public offering price per share(1).....................             $    9.00
                                                                                        ---------
    Net tangible book value per share of Common Stock at September 30, 1997
      (adjusted for the Reclassification but excluding the Equity
      Contribution and the Offering).......................................  $   (7.10)
                                                                             ---------
    Increase in net tangible book value per share of Common Stock attributable to net proceeds of the Offering and the application of the proceeds therefrom, the Equity Contribution and Reclassification and conversion of the Company from an S-Corporation to a
      C-Corporation........................................................       5.33
                                                                             ---------
    Pro forma net tangible book value per share of Common Stock after
      giving effect to the Offering........................................                 (1.77)
                                                                                        ---------
    Dilution per share to new investors in Class A Common Stock in the
      Offering.............................................................             $   10.77
                                                                                        ---------
                                                                                        ---------

------------------------

(1) Before deduction of underwriting discounts and commissions and estimated offering expenses.

    The following table sets forth, on a pro forma basis as of September 30, 1997, and after giving effect to the Equity Contribution, the Reclassification and the Offering, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share of Common Stock paid by existing stockholders and to be paid by new investors in the Offering, assuming that shares purchased in the Offering are sold at $9.00 per share (the midpoint of the range of prices set forth on the cover page of this Prospectus), before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by the
Company:

                                                  SHARES PURCHASED          TOTAL CONSIDERATION        AVERAGE
                                              -------------------------  --------------------------     PRICE
                                                 NUMBER       PERCENT       AMOUNT        PERCENT     PER SHARE
                                              ------------  -----------  -------------  -----------  -----------
Existing stockholders.......................     9,375,520          70%  $  23,365,000          39%   $    2.49
New investors...............................     4,000,000          30      36,000,000          61%        9.00
                                              ------------         ---   -------------         ---
  Total.....................................    13,375,520         100%  $  59,365,000         100%
                                              ------------         ---   -------------         ---
                                              ------------         ---   -------------         ---

    The foregoing tables do not give effect to the exercise of any options outstanding under the 1997 Incentive Stock Plan. At December 2, 1997, an aggregate of 150,000 shares of Class A Common Stock was subject to outstanding options granted to certain officers and directors of the Company, at an exercise price of $6.00 per share, and an aggregate of 402,500 shares of Class A Common Stock was subject to options granted to certain officers and directors of the Company, to be effective only immediately prior to the consummation of the Offering, at an exercise price per share equal to the initial public offering price per share in the Offering. To the extent outstanding options are exercised, there will be further dilution to new investors in the Offering. See "Management--1997 Incentive Stock Plan" and "Principal Stockholders."

                                 CAPITALIZATION

    The following table sets forth the Company's capitalization as of September 30, 1997 (i) as reported, (ii) on a pro forma basis after giving effect to the Equity Contribution, the Reclassification and the Company's conversion from S-Corporation status to C-Corporation status and (iii) on a pro forma basis, as further adjusted to give effect to the Offering and the application of the estimated net proceeds therefrom as described in "Use of Proceeds." This table should be read in conjunction with the Financial Statements of the Company, including the Notes thereto, and the other financial data included elsewhere in this Prospectus.

                                                                                    AS OF SEPTEMBER 30, 1997
                                                                              ------------------------------------
                                                                                                        PRO FORMA
                                                                                ACTUAL     PRO FORMA   AS ADJUSTED
                                                                              ----------  -----------  -----------
                                                                                         (IN THOUSANDS)

Long-term debt under the credit facilities..................................  $   56,700   $  56,700    $  23,720
Notes payable to stockholders...............................................      13,163          --           --
                                                                              ----------  -----------  -----------
    Total debt..............................................................      69,863      56,700       23,720
                                                                              ----------  -----------  -----------

Stockholders' equity (deficit):
  Class A Common Stock, par value $.01 per share; no shares authorized and, as adjusted, 80,000,000 shares authorized; no shares issued and outstanding and, as adjusted, 5,125,062 shares issued and outstanding
    (1).....................................................................          --          11           51
  Class B Common Stock, par value $.01 per share; no shares authorized and, as adjusted, 20,000,000 shares authorized; no shares issued and
    outstanding and, as adjusted, 8,250,458 shares issued and outstanding...          --          83           83
  Preferred Stock, par value $.01 per share; no shares authorized and, as adjusted, 20,000,000 shares authorized; no shares issued and outstanding
    and, as adjusted, no shares issued and outstanding......................          --          --           --
  Common Stock, par value $.01 per share; 2,000 authorized shares; 1,232 shares issued and outstanding as of September 30, 1997 and, as adjusted,
    no shares authorized, issued and outstanding............................          --          --           --
  Additional paid-in capital................................................      10,202      (1,803)      31,137
  Accumulated (deficit).....................................................     (21,724)         --           --
                                                                              ----------  -----------  -----------
    Total stockholders' equity (deficit)....................................     (11,522)     (1,709)      31,271
                                                                              ----------  -----------  -----------

Total capitalization........................................................  $   58,341   $  54,991    $  54,991
                                                                              ----------  -----------  -----------
                                                                              ----------  -----------  -----------

(1) Excludes an aggregate of 150,000 shares of Class A Common Stock subject to options granted under the 1997 Incentive Stock Plan to certain officers and directors of the Company, at an exercise price of $6.00 per share, and an aggregate of 402,500 shares of Class A Common Stock subject to options granted to certain officers and directors of the Company under the 1997 Incentive Stock Plan, to be effective only immediately prior to the consummation of the Offering, at an exercise price per share equal to the initial public offering price per share in the Offering. See "Management--1997 Incentive Stock Plan" and "Principal Stockholders."

                         PRO FORMA FINANCIAL STATEMENTS

    The unaudited pro forma balance sheet at September 30, 1997 is presented as if, at such date, (i) the Equity Contribution and the Reclassification had been consummated, and the Company had converted from an S-Corporation to a C-Corporation, and (ii) the Offering and the application of the net proceeds therefrom had been consummated.

    The unaudited pro forma statement of operations for the nine months ended September 30, 1997 is presented as if, at the beginning of the period, (i) the Company had completed the acquisition of the assets of WZVU-FM (which acquisition was completed in June 1997), (ii) the Company had completed the acquisition of the assets of WVVX-FM, Inc. (which acquisition was completed in August 1997), (iii) the Equity Contribution and the Reclassification had been consummated, and the Company had converted from an S-Corporation to a C-Corporation, and (iv) the Offering and the application of the net proceeds therefrom had been consummated.

    The unaudited pro forma statement of operations for the year ended December 31, 1996 is presented as if, at the beginning of the period, (i) the Company had completed the acquisition of the assets of WZVU-FM, (ii) the Company had completed the acquisition of the assets of WVVX-FM, Inc., (iii) the Equity Contribution and the Reclassificaion had been consummated, and the Company had converted from an S-Corporation to a C-Corporation, and (iv) the Offering and the application of the net proceeds therefrom had been consummated. Furthermore, the unaudited pro forma statement of operations for the year ended December 31, 1996 is presented as if, throughout the period, the Company did not own the assets of KWIZ-FM and the Q stations.

    These pro forma financial statements should be read in conjunction with the Company's Financial Statements and the Notes thereto and the Financial Statements and Notes thereto of WZVU-FM, and WVVX-FM included elsewhere in this Prospectus. The pro forma information is not necessarily indicative of the results that would have been reported had such events actually occurred on the dates specified, nor is it indicative of the Company's future results.

                              BIG CITY RADIO, INC.

                       UNAUDITED PRO FORMA BALANCE SHEET

                               SEPTEMBER 30, 1997

                                 (IN THOUSANDS)

                                                                                          PRO FORMA
                                                                            HISTORICAL   ADJUSTMENTS   PRO FORMA
                                                                            -----------  -----------  -----------

ASSETS
Current Assets:
  Cash....................................................................   $     316    $      --    $     316
  Accounts receivable, net of allowance for doubtful accounts.............       2,263           --        2,263
  Other current assets....................................................         471           --          471
                                                                            -----------  -----------  -----------
    Total current assets..................................................       3,050           --        3,050
Property and equipment, net...............................................       2,672           --        2,672
Intangible assets, net....................................................      54,439           --       54,439
Deferred financing fees...................................................         563           --          563
Other assets..............................................................         272           --          272
                                                                            -----------  -----------  -----------
    Total assets..........................................................   $  60,996    $      --    $  60,996
                                                                            -----------  -----------  -----------
                                                                            -----------  -----------  -----------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities.......................................................   $   2,655    $      --    $   2,655
Deferred income taxes.....................................................          --    $   3,350(3)      3,350
Long-term debt............................................................      56,700      (32,980)(1)     23,720
Notes payable to stockholders.............................................      13,163      (13,163)(2)
Stockholders' equity (deficit)............................................     (11,522)      32,980(1)     31,271
                                                                                             13,163(2)         --
                                                                                             (3,350)(3)         --
                                                                            -----------  -----------  -----------
    Total liabilities and stockholders' equity (deficit)..................   $  60,996    $      --    $  60,996
                                                                            -----------  -----------  -----------
                                                                            -----------  -----------  -----------

------------------------

(1) To reflect net proceeds to the Company from the Offering (assuming an initial public offering price of $9.00 per share) and the use of such proceeds to repay a portion of the Existing Credit Facility (see "Use of Proceeds").

(2) Reflects the Equity Contribution, based on the balance of Notes payable to stockholders at September 30, 1997.

(3) To reflect the deferred tax liabilities in connection with the conversion from S-Corporation status to C-Corporation status.

                              BIG CITY RADIO, INC.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                               ACQUISITION   ACQUISITION OF
                                     SALE OF      SALE OF          OF           WVVX-FM,        PRO FORMA
                       HISTORICAL     Q(1)      KWIZ-FM(1)     WZVU-FM(2)        INC.(3)       ADJUSTMENTS    PRO FORMA
                       -----------  ---------  -------------  -------------  ---------------  -------------  -----------
Gross revenues.......   $   8,567   $  (2,226)   $  (1,106)     $   3,174       $   1,138       $      --    $     9,547
Less: commissions and
  fees...............         623        (176)          --            247               1              --            695
                       -----------  ---------  -------------  -------------        ------     -------------  -----------
Net revenues.........       7,944      (2,050)      (1,106)         2,927           1,137              --          8,852
Station operating
  expenses excluding
  depreciation and
  amortization.......      12,253      (3,586)        (313)         1,044             399              --          9,797
                       -----------  ---------  -------------  -------------        ------     -------------  -----------
Station operating
  income(loss)
  excluding
  depreciation and
  amortization.......      (4,309)      1,536         (793)         1,883             738              --           (945)
Depreciation and
  amortization.......       1,388        (204)        (217)           141             306             215(4)       1,629
Corporate general and
  administrative
  expenses...........       1,201          --           --          1,651             243              --          3,095
Reimbursement of
  operating expenses
  under LMA..........          --          --           --            (27)             --              --            (27)
                       -----------  ---------  -------------  -------------        ------     -------------  -----------
Operating income
  (loss).............      (6,898)      1,740         (576)           118             189            (215)        (5,642)
Interest expense.....       2,827        (391)        (473)         2,498             343          (4,503)(5)         301
Gain on sale.........       6,608      (6,608)          --             --              --              --             --
Other (income)
  expense............         (19)         82           (5)           (29)             16              --             45
                       -----------  ---------  -------------  -------------        ------     -------------  -----------
(Loss) before income
  taxes..............      (3,098)     (4,559)         (98)        (2,351)           (170)          4,288         (5,988)
Provision for
  (benefit from)
  income
  taxes(6)(7)........          --          --           --             --             (35)          3,350(7)       3,350
                                                                                                      (35)(6)          --
                       -----------  ---------  -------------  -------------        ------     -------------  -----------
Net loss.............   $  (3,098)  $  (4,559)   $     (98)     $  (2,351)      $    (135)      $     903    $    (9,338)
                       -----------  ---------  -------------  -------------        ------     -------------  -----------
                       -----------  ---------  -------------  -------------        ------     -------------  -----------
Pro forma net loss
  per share of Common
  Stock(10)..........                                                                                        $     (1.28)
                                                                                                             -----------
                                                                                                             -----------
Pro forma weighted
  average shares of
  Common Stock
  outstanding(10)....                                                                                              9,426
Pro forma as adjusted
  Net loss per share
  of Common
  Stock(10)..........                                                                                        $      (.70)
                                                                                                             -----------
                                                                                                             -----------
Pro forma as adjusted
  weighted average
  shares of Common
  Stock
  outstanding(10)....                                                                                             13,426
                                                                                                             -----------
                                                                                                             -----------


            See notes to unaudited pro forma statement of operations

                              BIG CITY RADIO, INC.

                   NOTES TO UNAUDITED PRO FORMA STATEMENT OF
                OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1996

(1) Removes the reported historical results of operations of KWIZ-FM, for the period from the date of its acquisition, May 30, 1996, to its date of sale, December 20, 1996, and the reported operations of the Q stations for the period October 1, 1995 to May 30, 1996 included in the historical Company results.

(2) Reflects historical results of operation for the period January 1, 1996 to December 31, 1996 of WZVU-FM, Long Branch, New Jersey, acquired from K&K Radio Broadcasting, L.L.C. on June 5, 1997.

(3) Reflects historical results of operation for the period January 1, 1996 to December 31, 1996 of WVVX-FM, Highland Park, Illinois, acquired from Douglas Broadcasting, Inc. on August 8, 1997. The ownership of WVVX-FM changed during the year ended December 31, 1996. Accordingly, operating results for the year ended December 31, 1996 were derived by combining the information for the period from January 1, 1996 to June 13, 1996 (Predecessor) with those for the period June 14, 1996 to December 31, 1996 (Successor).

(4) Adjustment of historical depreciation and amortization expense of the acquired businesses to reflect the new allocations of purchase prices to the assets acquired.

(5) Reflects pro forma adjustments to reduce reported interest expense by $1,090,000, $2,770,000, and $643,000 resulting from: (a) indebtedness incurred to finance the WZVU-FM and WVVX-FM acquisitions, net of historical interest expense; (b) the retirement of $32,980,000 indebtedness under the Existing Credit Facility from the use of net proceeds of the Offering; and
    (c) the Equity Contribution.

(6) Pro forma adjustment relating to the elimination of taxes due to net operating losses.

(7) To reflect the deferred tax liabilities in connection with the conversion from S-Corporation status to C-Corporation status.

(8) In connection with the consummation of the Offering, the Company's Chief Executive Officer will be entitled to receive 93,755 shares of Class A Common Stock for every 20% increase in the average closing price of the Class A Common Stock following the consummation of the Offering; provided that such increase remains in effect for six months (up to a maximum of 281,265 shares). If the Company's Chief Executive Officer earns these grants of Class A Common Stock, the Company will record minimum future non-cash charges aggregating approximately $3,686,000 based on an assumed initial public offering price of $9.00 per share. These non-cash charges have not been included in the accompanying Pro Forma Financial Statements.

(9) In December 1997, the Company granted options to purchase an aggregate of 150,000 shares of Class A Common Stock to certain officers and directors at an exercise price of $6.00 per share. These shares will result in the Company recording a future non-cash charge of approximately $450,000 based on an assumed initial public offering price of $9.00 per share. These non-cash charges have not been included in the accompanying pro forma financial statements.


(10) Net loss per share is presented (i) on a pro forma basis after giving effect to the Equity Contribution, the Reclassification, the Company's conversion from S-Corporation status to C-Corporation status and the acquisitions and dispositions noted above and (ii) on a pro forma basis, as further adjusted to give effect to the Offering and the application of the estimated net proceeds therefrom.

                              BIG CITY RADIO, INC
                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                      NINE MONTHS ENDED SEPTEMBER 30, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                       ACQUISITION OF
                                                      ACQUISITION OF      WVVX-FM,       PRO FORMA
                                          HISTORICAL    WZVU-FM (1)       INC. (2)      ADJUSTMENTS   PRO FORMA
                                          ----------  ---------------  ---------------  -----------  ------------
Gross revenues..........................  $    8,485     $     414        $     623      $    (375)(3)  $    9,147
Less: commissions and fees..............         947             1                1                          949
                                          ----------         -----            -----     -----------  ------------
  Net revenues..........................       7,538           413              622           (375)        8,198
Station operating expenses excluding
  depreciation and amortization.........       9,834            92              255           (375)(3)       9,806
                                          ----------         -----            -----     -----------  ------------
Station operating income (loss)
  excluding depreciation and
  amortization..........................      (2,296)          321              367              0        (1,608)
Depreciation and amortization...........       1,316            51              169             99(4)       1,635
Corporate, general and administrative
  expenses..............................       1,104           220              169             --         1,493
Employment incentive....................       3,713            --               --             --         3,713
Reimbursement of operating expenses
  under LMA.............................          --          (151)              --             --          (151)
                                          ----------         -----            -----     -----------  ------------
Operating income (loss).................      (8,429)          201               29            (99)       (8,298)
Interest expense........................       3,062           180              231         (2,105)(5)       1,368
Other (income) expense..................         (56)           --               --             --           (56)
                                          ----------         -----            -----     -----------  ------------
Income (Loss) before income taxes.......     (11,435)           21             (202)         2,006        (9,610)
Provision for (benefit from) income
  taxes.................................          --            --              (66)         3,350(7)       3,350
                                                                                                66(6)          --
                                          ----------         -----            -----     -----------  ------------
Net income (loss).......................  $  (11,435)    $      21        $    (136)     $  (1,410)   $  (12,960)
                                          ----------         -----            -----     -----------  ------------
                                          ----------         -----            -----     -----------  ------------
Pro forma net loss per
  share of Common Stock(10).............                                                              $    (1.58)
                                                                                                     ------------
                                                                                                     ------------
Pro forma weighted average
  shares of Common Stock
  outstanding(10).......................                                                                   9,426
                                                                                                     ------------
                                                                                                     ------------
Pro forma as adjusted net loss per share
  of Common Stock(10)...................                                                              $     (.97)
                                                                                                     ------------
                                                                                                     ------------

Pro forma as adjusted weighted average
  shares of Common Stock
  outstanding(10).......................                                                                  13,426
                                                                                                     ------------
                                                                                                     ------------


           See notes to unaudited pro forma statement of operations.

                              BIG CITY RADIO, INC.
          NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS FOR THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1997

(1) Reflects historical results of operation for the period January 1, 1997 to May 31, 1997 of WZVU-FM, Long Branch, New Jersey, acquired from K&K Radio Broadcasting, L.L.C. on June 5, 1997.

(2) Reflects historical results of operation for the period January 1, 1997 to July 31, 1997 of WVVX-FM, Highland Park, Illinois, acquired from Douglas Broadcasting, Inc. on August 8, 1997.

(3) Eliminates LMA fees and expenses in the period January 1, 1997 to June 5, 1997, the period during which the Company managed WZVU-FM prior to ownership (see "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations"). These fees and expenses were reported in the Company's historical results as station operating expenses and in the historical results of the acquired businesses as Other Income.

(4) Adjustment of historical depreciation and amortization expense of the acquired businesses to reflect the new allocations of purchase prices to the assets acquired.

(5) Reflects pro forma adjustments to (increase) decrease reported interest expense by $(418,000), $1,905,000 and $618,000 resulting from: (a)
    indebtedness incurred to finance the WZVU-FM and WVVX-FM acquisitions, net of historical interest expense; (b) the retirement of $32,980,000 in indebtedness under the Existing Credit Facility from the use of net proceeds of the Offering; and (c) the Equity Contribution.

(6) Pro forma adjustment relating to the elimination of taxes due to net operating losses.

(7) To reflect the deferred tax liabilities in connection with the conversion from
    S-Corporation status to C-Corporation status.

(8) In connection with the consummation of the Offering, the Company's Chief Executive Officer will be entitled to receive 93,755 shares of Class A Common Stock for every 20% increase in the average closing price of the Common Stock following consummation of the Offering; provided that such increase remains in effect for six months (up to a maximum of 281,265 shares). If the Company's Chief Executive Officer earns these grants of Class A Common Stock, the Company will record minimum future non-cash charges aggregating approximately $3,686,000 based on an assumed initial public offering price of $9.00 per share. These non-cash charges have not been included in the accompanying pro forma financial statements.

(9) In December 1997, the Company granted options to purchase an aggregate of 150,000 shares of Class A Common Stock to certain officers and directors at an exercise price of $6.00 per share. These shares will result in the Company recording a future non-cash charge of approximately $450,000 based on an assumed initial public offering price of $9.00 per share. These non-cash charges have not been included in the accompanying pro forma financial statements.


(10) Net loss per share is presented (i) on a pro forma basis after giving effect to the Equity Contribution, the Reclassification, the Company's conversion from S-Corporation status to C-Corporation status and the acquisitions noted above and (ii) or a pro forma basis as further adjusted to give effect to the Offering and the application of the estimated net proceeds therefrom.

                     SELECTED FINANCIAL AND OPERATING DATA

    The following table presents selected financial and operating data and should be read in conjunction with the Company's Financial Statements and related Notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The selected balance sheet data as of December 31, 1995 and 1994, and September 30, 1994 and Statement of Operations data for the year ended December 31, 1995, the three months ended December 31, 1994 and the year ended September 30, 1994 are derived from the Company's financial statements which have been audited by Holtz Rubenstein & Co., LLP, Certified Public Accountants. The selected balance sheet data as of December 31, 1996 and Statement of Operations data for the year ended December 31, 1996 are derived from the Company's financial statements which have been audited by KPMG Peat Marwick LLP, Independent Certified Public Accountants. The selected balance sheet data as of September 30, 1996, and 1997 have been derived from the Company's unaudited financial statements, which in the opinion of management, include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of financial condition and results of operations. The historical financial results of the Company are not comparable from period to period because of the acquisition and sale of various broadcasting properties by the Company during the periods covered.

                                                                                                                  NINE MONTHS
                                                                                                                     ENDED
                                              YEARS ENDED              THREE MONTHS           YEARS ENDED          SEPTEMBER
                                             SEPTEMBER 30,                 ENDED             DECEMBER 31,             30,
                                   ---------------------------------   DECEMBER 31,    -------------------------  -----------
                                     1992(1)      1993       1994          1994          1995(2)     1996(3)(4)     1996(4)
                                   -----------  ---------  ---------  ---------------  -----------  ------------  -----------
                                                             (In thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
  Gross revenues.................   $     257   $   1,511  $   2,267     $     654      $   5,655    $    8,567    $   6,296
  Net revenues...................         233       1,383      2,074           604          5,225         7,944        5,870
  Station operating expenses.....         373       2,325      2,326           687          7,185        12,253        9,726
  Corporate, general and
    administrative expenses......          --          --         --            --            425         1,201          804
  Depreciation and
    amortization.................          74         622        524           113            798         1,388          867
  Employment incentive...........          --          --         --            --             --            --           --
  Operating loss.................        (215)     (1,563)      (776)         (196)        (3,183)       (6,898)      (5,527)
  Gain on sale...................          --          --         --            --             --        (6,608)      (6,608)
  Interest expense...............          (4)        258        439           120            842         2,827        1,880
  Net (loss).....................        (215)     (1,807)    (1,163)         (298)        (4,005)       (3,098)        (798)
  Pro forma as reported net loss
    per common share.............                                                                          (.33)
  Cash dividends per common
    share........................
  Pro forma as reported weighted
    average shares
    outstanding(8)...............                                                                         9,426

OTHER OPERATING DATA:
Broadcast cash flow(6)...........   $    (140)  $    (942) $    (252)    $     (83)     $  (1,960)   $   (4,309)   $  (3,856)
Operating cash flow..............        (324)     (1,228)    (1,007)         (227)        (2,942)       (7,448)      (5,793)
Investing cash flow..............      (4,248)        (92)       (23)           (1)        (3,883)      (24,235)     (29,867)
Financing cash flow..............       4,616       1,296      1,066           172          7,779        30,851       34,779


                                     1997(5)
                                   -----------

STATEMENT OF OPERATIONS DATA:
  Gross revenues.................  $     8,485
  Net revenues...................        7,538
  Station operating expenses.....        9,834
  Corporate, general and
    administrative expenses......        1,104
  Depreciation and
    amortization.................        1,316
  Employment incentive...........        3,713
  Operating loss.................       (8,429)
  Gain on sale...................           --
  Interest expense...............        3,062
  Net (loss).....................      (11,435)
  Pro forma as reported net loss
    per common share.............        (1.21)
  Cash dividends per common
    share........................
  Pro forma as reported weighted
    average shares
    outstanding(8)...............        9,426
OTHER OPERATING DATA:
Broadcast cash flow(6)...........  $    (2,296)
Operating cash flow..............       (6,662)
Investing cash flow..............      (22,194)
Financing cash flow..............       28,938


                                                 AS OF                                 AS OF                        AS OF
                                             SEPTEMBER 30,                         DECEMBER 31,                 SEPTEMBER 30,
                                 -------------------------------------  -----------------------------------  --------------------
                                   1992       1993          1994            1994         1995       1996       1996       1997
                                 ---------  ---------  ---------------  -------------  ---------  ---------  ---------  ---------
BALANCE SHEET DATA:
  Working capital..............  $    (129) $     204     $     606       $     600    $   1,442  $     294  $     308  $     395
  Net intangible assets........      3,201      2,942         2,666           2,600        6,040     29,230     40,436     54,439
  Total assets.................      4,587      4,037         4,044           3,863        9,433     38,963     44,660     60,996
  Notes payable................      3,291      4,923         6,028           6,219       13,477     12,544     12,343     13,163
  Long-term debt...............         --         --            --              --           --     28,200     32,300     56,700
  Stockholder's equity
    (deficit)..................        784     (1,022)       (2,185)         (3,484)      (5,821)    (3,800)    (1,502)   (11,522)

                                            (FOOTNOTES APPEAR ON FOLLOWING PAGE)

------------------------------

(1) The financial statements for the 12 months ended December 31, 1995 include three months (October, November and December 1994) of operations of Q Broadcasting, Inc. that were included in the three months ended December 31, 1994 financial statements. Revenues and net income for the duplicate period are $604 and $298, respectively.

(2) The Company acquired substantially all of the assets of WRGX-FM and WRKL-AM effective December 31, 1994 and commenced operations on January 1, 1995. The financial statements include the operations of these stations since January 1, 1995.

(3) The Company acquired substantially all of the assets of the Los Angeles Stations and KWIZ-FM on May 30, 1996 and commenced operations of these stations under a LMA on March 26, 1996. The financial statements include the operations of these stations from commencement of the LMA period. KWIZ-FM was sold on December 31, 1996. No gain or loss was recognized on the sale of KWIZ-FM.

(4) The Company acquired WSTC-AM and WKHL-FM during 1992. The financial statements include the operations of these stations from their date of acquisition to May 30, 1996, the date on which they were sold. For the year ended December 31, 1996, the gain on sale of stations represents the gain on sale of WSTC-AM and WKHL-FM.

(5) The Company acquired substantially all of the assets of WWHB-FM on April 1, 1997 and WZVU-FM on June 5, 1997 and commenced operations of these stations under a LMA during December 1996. WWHB-FM and WZVU-FM together with WRGX-FM form Y-107 NY. The financial statements include the operations of Y-107 NY since December 1996.

(6) Although not calculated in accordance with generally accepted accounting principles, broadcast cash flow is widely used in the broadcast industry as a measure of a broadcasting company's operating performance. Nevertheless, the measure should not be considered in isolation or as a substitute for operating loss, net loss, cash flows from operating activities or any other measure for determining the Company's operating performance or liquidity calculated in accordance with generally accepted accounting principles. Broadcast cash flow is defined as operating loss plus depreciation and amortization plus corporate general and administrative expenses, including employment incentive.

(7) As of July 1, 1997, the Principal Stockholders transferred 68 shares of Old Common Stock to the Company's Chief Executive Officer as an employment incentive. The statement of operations for the nine months ended September 30, 1997 reflects an accounting charge of $3,713 relating to this award which has been reflected as a capital contribution in Stockholders' Equity. The charge represents the approximate fair market value of the stock transferred for accounting purposes only and was estimated at 80% of the assumed initial public offering price of $9.00 per share.


(8) Pro forma as reported weighted average shares outstanding is the sum of 9,375,520 shares outstanding immediately prior to the Offering (and after the Equity Contribution and the Reclassification) plus 50,000 shares relating to 150,000 stock options granted on December 1, 1997 with an exercise price of $6.00 per share computed using the treasury stock approach (assuming an initial public offering price of $9.00 per share).

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH "SELECTED FINANCIAL AND OPERATING DATA" AND THE PRO FORMA FINANCIAL STATEMENTS OF THE COMPANY, INCLUDING THE NOTES THERETO, AND THE OTHER FINANCIAL DATA APPEARING ELSEWHERE IN THIS PROSPECTUS. CERTAIN INFORMATION INCLUDED HEREIN CONTAINS STATEMENTS THAT CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SEE "CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS."

GENERAL

    The Company was incorporated in August 1994 and commenced operations on January 1, 1995, having acquired WRGX-FM, Briarcliff Manor, New York, and WRKL-AM, New City, New York (together, the "Original New York Stations"), on December 31, 1994. On May 30, 1996 the Company merged with Q Broadcasting, Inc. ("Q") in a transaction accounted for as a combination of entities under common control. As a result of this merger the two entities are deemed to be combined since inception (see notes to the financial statements included elsewhere in this Prospectus). Q owned and operated the Q stations in Stamford, Connecticut, from July 1992 up to the date of the combination with the Company. The Company reports on the basis of a December 31 year-end and Q reported on the basis of a September 30 year-end. As a result, the December 31, 1996 and 1995 financial statements reflect the operations of Q on the basis of the eight month period ended May 30, 1996 (the date of sale of the Q stations) and the 12 months ended September 30, 1995, respectively.

    The Q stations were operated in one facility, with one sales and support staff. Their financial performance is combined for purposes of the discussions that follow. Y-107 LA, Y-107 NY, WRKL-AM, and the stand-alone operations of WRGX-FM were operated with separate staffs and facilities, therefore their performance is separately identified.

    Between March 26, 1996 and May 30, 1996, when the stations were acquired, the Company operated the Los Angeles Stations and KWIZ-FM under a LMA. On March 26, all of the existing operations of the Los Angeles Stations were terminated, and the Company debuted Y-107 LA under a modern rock format with new staffing and no existing advertiser base. Although commencing with no revenues, Y-107 LA revenues had surpassed all other Company revenues combined by November 1996. During the LMA period, station operating expenses include significant LMA fees and other reimbursed expenses to the seller. KWIZ-FM was sold on December 20, 1996.

    On December 5, 1996, the Company commenced operation of WWZY-FM (formerly, WZVU-FM), Long Branch, New Jersey, under a LMA, changing its format to country music. On that date, WWXY-FM (formerly, WRGX-FM), Briarcliff Manor, New York, which the Company had operated as a stand-alone FM since its acquisition on January 1, 1995, changed format to broadcast Y-107 NY as a new country music station with WWZY-FM. Furthermore, on December 30, 1996 the Company began operating WWVY-FM (formerly, WWHB-FM), Hampton Bays, New York, under a LMA. Since that date, the New York Stations have operated as Y-107 NY. Y-107 NY retained certain advertisers and staff from all three of the previously stand-alone stations. WWVY-FM and WWZY-FM were subsequently acquired on April 1, 1997 and June 5, 1997, respectively.

    On August 8, 1997 the Company acquired WVVX-FM, Highland Park, Illinois, and WJDK-FM, Morris, Illinois.

RESULTS OF OPERATIONS

    The Company's financial results are dependent on a number of factors, including the general strength of the local and national economies, local market competition, the relative efficiency and effectiveness of radio broadcasting compared to other advertising media, government regulation and policies and the

Company's ability to provide popular programming. The performance of a radio station group is customarily measured by its ability to generate broadcast cash flow, calculated as station operating income or loss excluding depreciation and amortization and corporate overhead. This measure, although widely used in the broadcast industry as a measure of operating performance, is not calculated in accordance with generally accepted accounting principles. Broadcast cash flow should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating activities, or any other measure for determining the Company's operating performance or liquidity calculated in accordance with generally accepted accounting principles.

    The Company's primary source of revenue is the sale of advertising. Total revenue is determined by the number of advertisements aired by the station and the advertising rates that the stations are able to charge. See
"Business--Advertising Sales."

    Given the fact that the Company's strategy involves developing a brand new metropolitan area radio station, the initial revenue base is zero and subject to factors other than ratings and radio broadcasting seasonality. After the start-up period, as is typical in the radio broadcasting industry, the Company's first calendar quarter generally will produce the lowest revenues for the year, and the fourth quarter generally will produce the highest revenues for the year. The Company's operating results in any period may be affected by the incurrence of advertising and promotion expenses that do not produce commensurate revenues in the period in which the expenses are incurred.

NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30,
  1996

    NET REVENUES in the nine months ended September 30, 1997 were $7,538,000 as compared to $5,870,000 for the nine months ended September 30, 1996, an increase of $1,668,000, or 28%. This increase was due primarily to an increase of $4,021,000 in the net revenues of Y-107 LA in the 1997 period when compared to the prior year and an increase of the Y-107 NY net revenues in the nine months ended September 30, 1997 of $664,000, or 51%, compared to the net revenues of the stand-alone WWXY-FM in the corresponding period of 1996. These increases in net revenues were partially offset by (a) the absence of net revenues for the Q stations and KWIZ-FM in the nine months ended September 30, 1997 compared to $2,050,000 and $770,000 net revenues, respectively, for the nine months ended September 30, 1996, and (b) the fact that WRKL-AM net revenues in the nine months ended September 30, 1997 were down $248,000, or 21%, when compared to the same period in 1996. The Y-107 LA increase was principally due to the fact that
(a) the 1997 net revenues include nine months of Y-107 LA operations, whereas the 1996 net revenues include only six months of Y-107 LA operations, and (b) the 1996 period net revenues were the first six months of operation of the Los Angeles Stations which was commenced with no existing business. The Y-107 NY increase reflects growth resulting from the commencement of the initial broadcast of Y-107 NY in January 1997.

    STATION OPERATING EXPENSES excluding depreciation and amortization in the nine months ended September 30, 1997 were $9,834,000, as compared to $9,726,000 in the nine months ended September 30, 1996, an increase of $108,000, or 1.1%. This small increase is due to the inclusion of the expenses of Y-107 LA and Y-107 NY offset by the absence of operating expenses of the Q Stations. The increase in Y-107 LA operating expenses reflects the fact that (a) the 1997 period station operating expenses represent nine months of operations as compared to six months operations reported in the 1996 period, and (b) the six month operations in the 1996 period were the first six months of operation of the station, reflecting incomplete staffing and the absence of significant marketing initiatives, offset by the expense of LMA fees and expenses of $650,000 incurred in the same period in 1996. The increase in the Y-107 NY operating expenses when compared to the prior year period operating expenses of the stand-alone WWXY-FM are due to (a) $640,000 of non-recurring LMA fees and expenses for WWZY-FM and WWVY-FM, (b) significantly increased advertising and promotional expenditures incurred to launch Y-107 NY and (c) increased selling and general and administrative expenses in developing the Y-107 NY infrastructure.

    DEPRECIATION AND AMORTIZATION EXPENSES for the nine months ended September 30, 1997 were $1,316,000, as compared to $867,000 for the corresponding period in the prior year, an increase of $449,000, or 52%. This increase was due primarily to the amortization of intangibles and depreciation of capital assets related to the acquired stations.

    CORPORATE GENERAL AND ADMINISTRATIVE EXPENSES for the nine months ended September 30, 1997 were $1,104,000, as compared to $804,000 for the corresponding period in the prior year, an increase of $300,000, or 37%. This increase is primarily due to increases in administrative staff to support the growth of the Company.

    INTEREST EXPENSE for the nine months ended September 30, 1997 was $3,062,000 as compared to $1,880,000 for the corresponding period in the prior year, an increase of $1,182,000, or 63%. This increase reflects borrowings under the Existing Credit Facility made to fund the Company's acquisitions, and (b) increased stockholders' loans throughout the 1997 period compared to the corresponding period in 1996. In the nine months ended September 30, 1997 and 1996, the average outstanding total debt for the Company was $53,058,000 and $28,585,000, respectively. The average rate of interest on the outstanding debt was 7.7% and 8.8%, respectively.

    NET LOSSES for the nine months ended September 30, 1997 were $11,435,000, as compared to $798,000 for the corresponding period in the prior year. The increase in the net loss of $10,637,000 is primarily attributable to (a) 1996 period gain of $6,608,000 on the sale of the Q stations, (b) higher interest expense and depreciation and amortization expenses incurred as part of the radio station acquisitions of the Company, and (c) a charge of $3,713,000 in the 1997 period relating to awards under an employment incentive arrangement offset by the absence of the Q stations operations in 1997 and improvement in the Y-107 LA performance.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

    NET REVENUES in the year ended December 31, 1996 were $7,944,000 as compared to $5,225,000 for the year ended December 31, 1995, an increase of $2,719,000, or 52%. This increase was primarily due to (a) net revenues of $1,567,000 and $1,106,000 from the Company's LMA operation and acquisition of the Los Angeles Stations and KWIZ-FM, respectively, and (b) an increase in net revenues of WRKL-AM of $320,000 for the year ended December 31, 1996 compared to the prior year. This increase was partially offset by decreases in net revenues of the Q stations of $237,000 due to their shorter period of operation and a small decrease in net revenues of $36,000 at WRGX-FM.

    STATION OPERATING EXPENSES excluding depreciation and amortization for the year ended December 31, 1996 were $12,253,000, as compared to $7,185,000 in the year ended December 31, 1995, an increase of $5,068,000, or 71%. This increase was primarily due to (a) station operating expenses of $3,870,000 and $359,000 from the Company's LMA operation and acquisition of Y-107 LA and KWIZ-FM, respectively, (b) an increase in WRKL-AM station operating expenses of $412,000 for the year ended December 31, 1996 compared to the prior year and (c) an increase of $476,000 in the Q stations operating expenses. The 1996 Y-107 LA operating costs of $3,870,000 include $650,000 of non-recurring LMA expenses incurred during the two-month period ended May 30, 1996. The increased WRKL-AM and Q stations operating costs in 1996 when compared to 1995 reflect significant investments in sales, marketing, programming and administrative support to grow the stations' ratings.

    DEPRECIATION AND AMORTIZATION EXPENSES for the year ended December 31, 1996 were $1,388,000, as compared to $798,000 for the year ended December 31, 1995, an increase of $590,000, or 74%. This increase was due primarily to the amortization of intangibles and the depreciation of capital assets acquired related to the Y-107 LA and KWIZ-FM acquisitions.

    CORPORATE GENERAL AND ADMINISTRATIVE EXPENSES for the year ended December 31, 1996 were $1,201,000, as compared to $425,000 for the year ended December 31, 1995, an increase of $776,000, or 182%. This increase is due to the establishment of a corporate staff during 1995 and early 1996 to support implementation of the Company's business plan.

    INTEREST EXPENSE for the year ended December 31, 1996 was $2,827,000, as compared to $842,000 for the year ended December 31, 1995, an increase of $1,985,000, or 236%. This increase reflects (a) the initial borrowings of $31 million under the Existing Credit Facility made to fund, in part, the acquisition of Y-107 LA and KWIZ-FM on May 30, 1996, and (b) increased stockholders' loans throughout 1996 compared to 1995. In the year ended December 31, 1996 and 1995, the average outstanding total debt for the Company was $37,026,000 and $11,390,000, respectively. The average rate of interest on the outstanding debt was 7.6% and 7.4%, respectively.

    NET LOSSES for the year ended December 31, 1996 were $3,098,000, as compared to $4,005,000 for the year ended December 31, 1995, a decrease of $907,000, or 23%. The net decrease is primarily attributable to the gain on the sale by the Q stations of $6,608,000 and increased net revenue, offset by (a) higher interest expense and depreciation and amortization expenses incurred as part of the radio station acquisitions of the Company, and (b) an increase in station operating expenses as the Company reconfigured and developed the Los Angeles Stations.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1994

    NET REVENUES in the year ended December 31, 1995 were $5,225,000 as compared to $2,074,000 for the year ended September 30, 1994, an increase of $3,151,000, or 152%. This increase was primarily due to (a) net revenues of $2,938,000 at the Original New York Stations in the year ended December 31, 1995, and (b) an increase in net revenues of $213,000 at the Q stations for the year ended September 30, 1995 compared to the prior year.

    STATION OPERATING EXPENSES, excluding depreciation and amortization for the year ended December 31, 1995 were $7,185,000 as compared to $2,326,000 for the year ended September 30, 1994, an increase of $4,859,000, or 209%. This increase was primarily due to (a) station operating expenses of $4,075,000 at the Company stations in the year ended December 31, 1995, and (b) an increase in station operating expenses of $784,000 at the Q stations for the year ended September 30, 1995 compared to the prior year. The increased Q stations' operating expenses reflect investments made to improve programming and marketing.

    DEPRECIATION AND AMORTIZATION EXPENSE for year ended December 31, 1995 was $798,000 as compared to $524,000 for the year ended September 30, 1994, an increase of $274,000, or 52%. This increase was primarily due to the acquisition of the Company stations on January 1, 1995.

    CORPORATE, GENERAL AND ADMINISTRATIVE EXPENSES for the year ended December 31, 1995 were $425,000, as compared to zero for the year ended September 30, 1994. This increase is due to the establishment of corporate resources for programming, finance and engineering in 1995 to oversee the Company and Q stations, and to commence implementation of the Company's business plan.

    INTEREST EXPENSE for the year ended December 31, 1995 was $842,000 as compared to $439,000 for the year ended September 30, 1994, an increase of $403,000, or 92%. This increase was primarily due to increased interest on stockholders' loans advanced to complete the acquisition of the Company stations on January 1, 1995. In the years ended December 31, 1995 and 1994, the average outstanding total debt for the Company was $11,390,000 and $5,476,000, respectively. The average rate of interest for the outstanding debt was 7.4% and 8.0%.

    NET LOSSES for the year ended December 31, 1995 were $4,005,000, as compared to $1,163,000 for the year ended September 30, 1994, an increase of $2,842,000, or 244%. The net loss increase is primarily attributable to (a) higher interest expense and depreciation and amortization expenses incurred as part of the Company stations' acquisition, and (b) an increase in station operating expenses as the Company began operations of the Company stations, offset by an increase in net revenues.

LIQUIDITY AND CAPITAL RESOURCES

    The Company has reported net losses since inception primarily due to broadcast cash flow deficits characteristic of the start up of Y-107 LA and Y-107 NY, and depreciation and amortization charges relating to the Company's acquisition of radio stations, as well as interest charges on its outstanding debt. There can be no assurance that losses will not be incurred in the future. See "Risk Factors--Limited History of Operations; Net Losses and Negative Cash Flow from Operations; Expected Future Net Losses and Negative Cash Flow from Operations." The Company believes that it will report significant operating losses for the year ended December 31, 1997. In addition, because its properties are in the early stages of development, the Company expects to generate significant net losses as it continues to expand its presence in major markets. Accordingly, the Company expects to generate consolidated net losses for the foreseeable future. As a result, working capital needs have been met by borrowings, including loans from the Principal Stockholders (which borrowings are to be contributed to the capital of the Company immediately prior to the consummation of the Offering) and borrowings under the Existing Credit Facility. See "Risk Factors--Limited History of Operations; Net Losses and Negative Cash Flow from Operations; Expected Future Net Losses and Negative Cash Flow from Operations". The Company has entered into various employment contracts with eleven individuals comprised of officers and senior management that provide for minimum salaries and incentives based upon specified levels of performance. The minimum payments under these contracts are $1,459,000 in 1997, $1,401,000 in 1998, $326,000 in 1999 and $182,000 in 2000.

    The Company has never paid cash or stock dividends on shares of its Common Stock. The Company will continue to report net losses throughout the start up period for the Chicago Stations. Furthermore, it intends to retain future earnings for use in its business and does not anticipate paying dividends on shares of its Common Stock in the foreseeable future.

  CASH FLOWS FROM OPERATING ACTIVITIES

    In each of the years ended September 30, 1994, December 31, 1995 and 1996, and in each of the nine-month periods ended September 30, 1996 and 1997, the Company reported cash used in operations. In the year ended December 31, 1996 and the nine months ended September 30, 1996 these losses were predominantly due to the funding of start-up operations at Y-107 LA, together with an increase in interest expense in both periods, as borrowings under the Existing Credit Facility were used to fund the Y-107 LA radio station acquisition. In the nine months ended September 30, 1997, the deficit was predominantly due to the start-up operating losses of Y-107 NY and increased interest expense for borrowings under the Existing Credit Facility to finance the Y-107 LA and Y-107 NY radio station acquisitions.

  CASH FLOWS FROM INVESTING ACTIVITIES

    Capital expenditures (excluding acquisitions of radio stations) were $653,000 and $398,000 in the year ended December 31, 1996, and the nine months ended September 30, 1997, respectively. These expenditures reflect the need to upgrade and expand the studio and broadcast facilities, computer support equipment, and to purchase promotional vehicles for the newly formed trimulcast stations. The Company has no commitments for capital expenditures at September 30, 1997, but does anticipate capital expenditures to upgrade office and studio facilities in the next twelve months.

    Under the terms of the Credit Facility, the Company will have a $35.0 million revolving loan facility if the net proceeds of this Offering equal or exceed $35.0 million; if the net proceeds of this Offering are less than $35.0 million, the amount of the revolving credit facility will be reduced dollar-for-dollar to a minimum of $29.0 million (assuming the net proceeds of the Offering are $33.0 million (using an initial offering price of $9.00, the midpoint of the range of prices on the cover of this Prospectus), the amount of the Credit Facility will be $33.0 million). The Credit Facility will mature on the fifth anniversary of the closing of the Offering. At September 30, 1997, the Company had $56.7 million outstanding under the Existing Credit Facility, $33.0 million of which will be repaid with the net proceeds of the Offering.

Outstanding amounts under the Credit Facility will bear interest at an applicable margin that will vary based upon the Company's ratio of debt to EBITDA plus a rate based, at the option of the Company, on the participating bank's prime rate (in which case the applicable margin will vary from .50% to 2.00%), or the London Interbank Borrowing Rate (in which case the applicable margin will vary from 1.50% to 3.00%).


    Chase's revolving credit commitment under the Credit Facility will be reduced by 20% of the total commitment on the second, third and fourth anniversary of the closing date and the remaining 40% on the fifth anniversary of the closing date. On each April 30, commencing April 30, 1999, Chase's total commitment amount under the Credit Facility will also be reduced by 50% of the Company's excess cash flow (as defined in the Credit Facility) during the most recently completed fiscal year, which reduction will be applied in inverse order to the remaining scheduled reductions mentioned above. In addition, Chase's commitment shall also be reduced upon receipt of certain net cash proceeds in excess of specified amounts from the sale of assets of the Company which are not applied to purchase additional assets, which reductions will be applied to the remaining scheduled reductions mentioned above, ratably, in accordance with the amounts of such scheduled reductions. The Company will pay fees of one half of one percent per annum, on the aggregate unused portion of the facility. See "Risk Factors--Substantial Leverage; Pledge of Assets; Covenants."


    Substantially all of the Company's assets will be pledged to secure the performance of the obligations of the Company under the Credit Facility.

    The Credit Facility will contain certain financial and operational covenants and other restrictions with which the Company must comply, including, among others, limitations on capital expenditures, the incurrence of additional indebtedness, restrictions on the use of borrowings, limitations on paying cash dividends and redeeming or repurchasing capital stock of the Company, and requirements to maintain certain financial ratios, including but not limited to, minimum EBITDA for 1998 and each year thereafter, maximum total leverage, minimum interest coverage and minimum fixed charge coverage. The Company is currently in compliance with all covenants and other restrictions under the Existing Credit Facility, and anticipates that it will meet the requirements of the Credit Facility. See "Risk Factors--Substantial Leverage; Pledge of Assets; Covenants."


    The Credit Facility will contain customary events of default, including material misrepresentations, payment defaults and default in the performance of other covenants, certain bankruptcy defaults, events having a material and adverse effect on the Company and revocation of any of the Company's broadcast licenses. The Credit Facility will also provide that an event of default will occur upon the occurrence of a "change of control" as defined in the Credit Facility. For purposes of the Credit Facility, a change of control will occur when (i) any person or group other than the Principal Stockholders and their affiliates obtains the power to elect a majority of the Board of Directors, (ii) the Company fails to own 100% of the capital stock of its subsidiaries owning any of the FCC broadcast licenses, or when (iii) the Board of Directors does not consist of a majority of continuing directors.


    The Company is actively reviewing potential STMC, and other station acquisition candidates. As of the date of this Prospectus, the Company has no commitments for any such acquisitions. After giving effect to the Offering and application of the net proceeds therefrom, the Company will have available approximately $9.3 million of borrowing capacity under the Credit Facility, which can be used for general corporate purposes, including financing these acquisitions. Amounts available under the Credit Facility may not be sufficient to support the Company's growth strategy and as a result the Company may require additional debt or equity financing in order to acquire additional radio stations and accomplish its long-term business strategies. There can be no assurance any such financing will be available or available on acceptable terms. In addition, because of the Company's substantial indebtedness, a significant portion of the Company's broadcast cash flow is required for debt service.

    The Company anticipates that the net proceeds of the Offering, its available borrowing capacity and its broadcast cash flow from operations will be sufficient to finance its capital expenditure programs, as well as existing operational and debt service requirements through December 31, 1998. Management believes that its long term liquidity needs will be satisfied through a combination of (i) the Company's successful implementation and execution of its growth strategy to acquire and build a major market broadcast group; and (ii) the Company's properties achieving positive operating results and cash flows through revenue growth and control of operating expenses. If the Company is unable to successfully implement its strategy, the Company may be required to
(i) obtain, in addition to the Offering, financing through public or private sale of debt or equity securities of the Company or (ii) otherwise restructure its capitalization.

                                    BUSINESS

GENERAL

    The Company was formed in 1994 to acquire radio broadcast properties in or adjacent to major metropolitan markets and utilize innovative engineering techniques and low-cost, ratings-driven operating strategies to develop these properties into successful metropolitan radio stations. In order to accomplish this objective, the Company applies a variety of innovative broadcast engineering techniques to the radio broadcast properties it acquires, including STMC. STMC consists of acquiring two or more stations which broadcast on the same frequency and simulcasting their signals to achieve broad coverage of a targeted metropolitan market. In the future, the Company may apply STMC to first adjacent frequencies. In addition to STMC, the Company intends to employ other broadcast engineering techniques to enter major metropolitan markets at attractive valuations. These engineering techniques include acquiring suburban radio stations and moving the station's broadcast antenna closer to the metropolitan area ("move-ins") and acquiring high-power stations adjacent to major metropolitan markets and focusing such stations' broadcast signal into the metropolitan area.

    The Company's acquisition/engineering strategies enable it to provide near seamless coverage of major metropolitan markets at a significantly lower acquisition cost than typically required to acquire a major market Class B station. The Company currently owns and operates STMC station combinations in New York, Los Angeles and Chicago, the three largest radio markets in the United States in terms of aggregate advertising revenues.

    The Company is controlled by Stuart Subotnick, a general partner of Metromedia Company, who will own, subsequent to the Offering, approximately 62% of the Common Stock, representing 94% of the voting power of the Common Stock (without giving effect to the exercise of any options to acquire shares of Class A Common Stock).

    The Company's first targeted market was Los Angeles where the Company operates a three station combination, which broadcasts as Y-107 LA, featuring a modern rock format on the 107.1-FM frequency. Y-107 LA consists of three stations in the Los Angeles metropolitan area, KLYY-FM, KVYY-FM, and KSYY-FM. Y-107 LA currently covers approximately 75% of the Arbitron diaries in the Los Angeles MSA and will increase its coverage to over 90% as a result of an increase in its transmission power pursuant to the FCC Power Increase, which the Company plans to implement in the fourth quarter of 1997. The Company has demonstrated the success of its strategy in Los Angeles where Y-107 LA has consistently ranked as one of the top 5 most listened-to modern rock radio stations in America over the past year, and has achieved a significant share of 1.3% in the 12+ category as of the summer 1997 Arbitron book. The Company has successfully translated its strong listenership into significant revenues as exemplified by the increase in its power ratio (defined as a station's share of the aggregate radio market revenues divided by its Arbitron listenership share) from 0.5 in the six month period ended December 1996 to 1.4 in the six month period ended June 1997. The Los Angeles Stations were acquired by the Company in May 1996 for a combined purchase price significantly lower than the reported purchase prices of Class B stations in the Los Angeles MSA, as evidenced by transactions consummated since the deregulation initiated by the passage of the Telecom Act in 1996. See "--Business Strategy" below.

    The Company recently completed the acquisitions of three stations in the New York MSA, which collectively broadcast as Y-107 NY a country music format on the 107.1-FM frequency. Y-107 NY consists of WWVY-FM, WWXY-FM and WWZY-FM. Y-107 NY commenced operations in January 1997 as the only country music station covering the New York City market. Y-107 NY earned a 1.1% share in the 12+category as of the summer 1997 Arbitron book. Y-107 NY currently covers approximately 75% of the Arbitron diaries in the New York MSA and will increase its coverage to approximately 90% as a result of an increase in its transmission power pursuant to the FCC Power Increase, which the Company plans to implement by the end of the first quarter of 1998 pending receipt of FCC approval. See "Risk Factors-- Regulatory Matters and Dependence on Licenses." The New York Stations were acquired by the Company for a combined purchase price significantly lower than the reported purchase prices of Class B stations in the New York MSA, as evidenced by transactions consummated since the passage of the Telecom Act. See "--Business Strategy" below.


    In August 1997, the Company acquired two radio stations, WVVX-FM and WJDK-FM, in the Chicago MSA. The acquisition of the Chicago Stations secures the Company's presence in the top three radio markets in the United States, as measured in terms of aggregate advertising revenues. The Chicago Stations will broadcast on the 103.1-FM frequency. The Chicago Stations were acquired for a combined purchase price which is significantly less than the reported purchase prices of Class B stations in the Chicago MSA, as evidenced by transactions consummated since the passage of the Telecom Act. See "-- Business Strategy" below. The Chicago Stations currently cover approximately 70% of the Arbitron diaries in the Chicago MSA and will increase their coverage to 90% as a result of the planned increase in their transmission power pursuant to the FCC Power Increase and other technical improvements, which the Company plans to implement in the second quarter of 1998 pending receipt of FCC approval. See "Risk Factors--Regulatory Matters and Dependence on Licenses." The Company has selected an adult contemporary format for the Chicago Stations and expects to formally begin broadcasting as a single station during the first quarter of 1998.


BUSINESS STRATEGY

    The Company's objective is to achieve a significant presence in selected top 20 radio markets by acquiring radio broadcast properties in or adjacent to major metropolitan markets and utilizing innovative engineering techniques and low-cost, ratings-driven operating strategies to develop these properties into successful metropolitan radio stations. The following are the key elements of the Company's business strategy:

  ENTER TOP-20 MARKETS WITH LOW CAPITAL INVESTMENT

    The Company intends to utilize STMC and other innovative acquisition and engineering strategies to gain low-cost entry into major metropolitan radio markets and achieve market coverage, which the Company believes is equivalent to the market coverage of Class B metropolitan stations.


    - LOW ACQUISITION COST. Industry research indicates that the prices of Class B radio stations in major MSAs have increased significantly since the passage of the Telecom Act. The Company has created radio stations with an Arbitron market coverage that the Company believes is equivalent to the Arbitron market coverage of Class B radio stations in the three largest radio markets, for a substantially lower capital investment. For example, in the Los Angeles MSA, prices have ranged from $113.0 million to $312.0 million while the Company has created for $26.8 million a Los Angeles station which, following the FCC Power Increase, will have an Arbitron market coverage that the Company believes is equivalent to the Arbitron market coverage of Class B radio stations in the Los Angeles MSA. Similarly, in the New York MSA where prices have ranged from $83.5 million to $286.0 million, the Company has created for $19.5 million a New York station which, following the FCC Power Increase, will have an Arbitron market coverage that the Company believes is equivalent to the Arbitron market coverage of Class B radio stations in the New York MSA. In the Chicago MSA, prices have ranged from $22.0 million to $225.0 million while the Company has created for $10.6 million a Chicago station which, following the FCC Power Increase and other technical improvements, will have an Arbitron market coverage that the Company believes is equivalent to the Arbitron market coverage of Class B radio stations in the Chicago MSA. Based on the range of purchase prices in recently consummated transactions as specified above, achieving entry into the top three radio markets would have required an aggregate investment of between $218.5 million and $823.0 million, while the Company has entered these three markets with an aggregate investment of approximately $56.9 million. All of the foregoing information regarding price ranges of Class B stations has been derived from published industry reports of sales of Class B radio stations in the MSAs where the Company operates. The Company continues to explore similar opportunities in other attractive top 20 markets and believes that there is potential to achieve low-cost entry by using methods such as STMC, "move-ins" and acquisitions of high power stations adjacent to major metropolitan markets.

    - EFFECTIVE COVERAGE OF ARBITRON RATED METROPOLITAN MARKETS. The Company's objective is to achieve coverage in excess of 90% of the Arbitron diaries in its targeted MSAs, which the Company believes is equivalent to the coverage typically provided by Class B radio stations in major metropolitan markets. Class B radio stations are defined by the FCC as those facilities whose signal is predicted to cover a regional urban area. Accordingly, the Company bases its acquisition strategy primarily on the location of Arbitron diaries. Furthermore, to enhance the Arbitron diary coverage of a station, once acquired, the Company's experienced staff tailors an engineering solution to optimize the Arbitron diary coverage of each station. Equivalent Arbitron coverage is determined by comparing the coverage of the Company's targeted STMC stations and typical Class B radio stations located in the MSAs. This comparison considers the actual received signal strength of the selected station(s) and the actual number of Arbitron diaries covered that are predicted to receive a listenable signal. The coverage of any one station compared to another station within any MSA will vary due to locations of the transmitter, generally most Class B radio stations within a targeted MSA will cover between 90% and 100% of the Arbitron diaries. See "Risk Factors--Risks Associated with the Company's Strategy."

  MAXIMIZE STATION PERFORMANCE

    The Company seeks to maximize the operating performance of its stations by employing a ratings-driven, cash flow-focused, operating strategy.

    - MAXIMIZE STATION REVENUE. Based on an extensive market research study, the Company carefully selects the format of the station to maximize penetration of audience share and advertising revenues in that market. For example, the Company believes that its carefully selected modern rock format in Los Angeles and unique country music format in New York City provide it with a competitive advantage and enhanced listenership in the respective markets. The Company believes that its strong listenership has translated into significant revenue as exemplified by the increase in its power ratio from 0.5 in the six month period ended December 1996 to 1.4 in the six month period ended June 1997 in the Los Angeles market.

    - MAXIMIZE BROADCAST CASH FLOW. Another key aspect of the Company's operating strategy will be to maximize its broadcast cash flow by controlling its operating costs. The Company has not historically, and does not intend at present, to expend the significant costs associated with hiring highly compensated on-air personalities. The Company maintains operating costs at a relatively low level and focuses on core programming content to achieve high ratings.

STATION OPERATIONS


    The Company currently owns station groups in Los Angeles, New York and Chicago, the three largest markets in the United States in terms of aggregate radio advertising revenues. Y-107 LA and Y-107 NY have each exhibited significant increases in Arbitron ratings and net revenue since their respective launches. The Company has selected an adult contemporary format for the Chicago Stations and expects to formally begin broadcasting the Chicago Stations as a single station in the first quarter of 1998.


  LOS ANGELES

    The Los Angeles market is the second largest Arbitron market in terms of population and the largest in terms of aggregate radio market revenues in the United States, with 1996 revenues of $540.0 million. Los Angeles is the first market in which the Company implemented STMC, with its acquisitions of three radio stations for an aggregate purchase price of $26.8 million. Subsequent to the planned increase in the power of one of the Los Angeles Stations pursuant to the FCC Power Increase, which the Company expects to complete in the fourth quarter of 1997, the Arbitron diary coverage of Y-107 LA will increase to over 90%. The Company believes that this coverage is substantially similar to the Arbitron diary coverage of many of the highest-ranked Los Angeles Class B stations. In addition to its coverage of the Los Angeles market, Y-107 LA covers parts of the Ventura, Orange, Riverside-San Bernardino and San Diego markets.

    The Company believes that identifying the appropriate format in a particular market is crucial to the station's ability to achieve meaningful penetration of the market's listening audience and aggregate advertising revenues. After extensive research of the Los Angeles market, the Company launched a modern rock format, as it believed that there was no comparable station that offered a lively mix of modern rock music that primarily targets the important 25-54 demographic. The Company has demonstrated the success of its strategy in Los Angeles where Y-107 LA has consistently ranked as one of the top 5 most listened-to modern rock radio stations in America over the past year and has achieved a significant share of 1.3% in the 12+ category as of the summer 1997 Arbitron book. The Company has successfully translated its strong listenership into significant revenues as exemplified by the increase in its power ratio from
0.5 in the six month period ended December 1996 to 1.4 in the six month period ended June 1997. Y-107 LA's cume (the estimated number of different persons who listened to a station for a minimum of five minutes in a quarter-hour of a reported daypart) grew from 50,000 to 574,500 in just 6 months.

    The Company believes that to achieve Class B station equivalent Arbitron coverage and broadcast quality requires extensive engineering expertise. In Los Angeles, the Company uses several advanced techniques to achieve what the Company believes to be substantially full coverage. In addition to the three stations, the Company uses a booster located in the San Fernando Valley to enhance its coverage of the market. The Company believes these engineering solutions have resulted in significantly broader coverage than traditional simulcasting.

  NEW YORK

    The New York MSA is the largest Arbitron market in terms of population and the second largest in terms of aggregate radio market revenues in the United States, with 1996 revenues of $507.2 million. From 1991 to 1996, radio advertising revenue in the New York MSA grew from $349.0 million to $507.2 million, a compound annual growth rate of 7.8%. New York is the second market which the Company entered with its acquisitions of three radio stations for an aggregate purchase price of approximately $19.5 million. The Company has implemented STMC in New York as well, and believes that it has created the equivalent of a New York Class B station. Subsequent to the implementation of the planned power increase of the New York Stations pursuant to the FCC Power Increase, which the Company expects to complete by the end of the first quarter of 1998 pending receipt of FCC approval, the Arbitron diary coverage of Y-107 NY will increase to approximately 90%. See "Risk Factors--Regulatory Matters and Dependence on Licenses." The Company believes that this coverage is substantially similar to the Arbitron diary coverage of many of the highest-ranked New York Class B stations.

    Y-107 NY has an exclusive format presence in New York, as the Company believes there are no other country music stations covering substantially all of the New York MSA. Country music is traditionally a very strong 25-54 demographic format, which routinely generates high power ratios relative to other formats. As the only country music station covering substantially all of the New York market, Y-107 NY's recognition and popularity was significantly enhanced recently when the station broadcasted live the Garth Brooks concert in Central Park in New York City. Y-107 NY commenced operations on January 1, 1997 and has already earned a share of 1.1% in the 12+category as of the summer 1997 Arbitron book. As in Los Angeles, the Company does not intend to incur the high costs associated with highly compensated on-air personalities or mainstream syndicated programming.

    The major technical enhancements planned for the New York operation are the installation of a new digital audio delay system that will allow precise adjustment of the audio delay between the transmitters to reduce received noise, installation of new transmitting antennas that will be optimized to provide the strongest signal possible over populated areas of the New York MSA and new transmitters to accommodate the FCC Power Increase.

ADVERTISING SALES

    The rates a station can charge are in large part dictated by the station's ability to attract audiences in the demographic groups targeted by its advertisers, as measured principally by Arbitron Radio Market Reports. The Company believes that identifying the appropriate format in a particular market is crucial to the station's ability to achieve meaningful penetration of the listening audience of the market. In each market entered by the Company, an extensive competitive analysis is performed to select the format with the greatest audience and revenue potential.

    Virtually all of the Company's revenues are generated from the sale of local and national advertising for broadcast on its radio stations. The Company believes that radio is one of the most efficient and cost-effective means for advertisers to reach specific demographic groups. Advertising rates charged by radio stations are based primarily on (i) a station's share of the audience in the demographic groups targeted by advertisers, (ii) the number of stations in the market competing for the same demographic groups, and (iii) the supply of and demand for radio advertising time. Rates are generally highest during morning and afternoon commuting hours.

    The number of advertisements that can be broadcast without jeopardizing listening levels (and the resulting ratings) is limited in part by the format of a particular station. The Company's stations strive to maximize revenue by constantly managing the number of commercials available for sale and adjusting prices based upon local market conditions. In the broadcasting industry, radio stations often utilize trade (or barter) agreements to generate advertising time sales in exchange for goods or services (such as travel and lodging) instead of for cash. The Company minimizes its use of trade agreements. The Company determines the number of advertisements broadcast hourly, which maximizes available revenue dollars without jeopardizing listening levels. Although the number of advertisements broadcast during a given time period varies, the total number of advertisements broadcast on a particular station generally does not vary significantly from year to year. As is typical of the radio broadcasting industry, the Company's stations respond to changing demand for advertising inventory by varying prices rather than by varying the target inventory level for a particular station.

    Most advertising contracts are short-term and run only for a few weeks. Ninety percent of the Company's gross revenue is generated from local advertising, which is sold primarily by a station's sales staff. To achieve greater control over advertising dollars, the Company's sales force focuses on establishing direct relationships with local advertisers. To generate national advertising sales, the Company has recruited in-house staff to represent it in the largest national sales markets of New York City, Boston, Philadelphia, Chicago, Atlanta, Dallas, Detroit and San Francisco. This also helps to contain commission costs as large national representative firms tend to have higher commission rates than an in-house national sales representative.

COMPETITION

    Radio broadcasting is a highly competitive business. Within their respective markets, each of the Company's radio stations competes for audience share and advertising revenue directly with other radio stations, as well as with other media such as television, print media, billboards, compact discs and music videos. There are a number of other better-capitalized companies competing in the same geographic markets as the Company, many of which have greater financial resources. In addition, recently the radio industry has experienced significant consolidation which has resulted in several radio station groups that have a large number of radio stations throughout the United States and vastly greater financial resources and access to capital than the Company.

    The financial success of each of the Company's radio stations is dependent principally upon its share of the overall radio advertising revenue within its geographic market, its promotion and other expenses incurred to obtain that revenue and the economic health of the geographic market. Radio advertising revenues are, in turn, highly dependent upon audience share. Radio station operators are subject to the possibility of another station changing programming formats to compete directly for listeners and advertisers or launching an aggressive promotional campaign in support of an already existing competitive format. If a competitor, particularly one with substantial financial resources, were to attempt to compete in either of these fashions, the broadcast cash flow of the Company's affected station could decrease due to increased promotional and other expenses and/or lower advertising revenues resulting from lower ratings. There can be no assurance that any one of the Company's radio stations will be able to maintain or increase its current audience ratings and radio advertising revenue market share.

    The Company will also face competition from other radio stations that attempt to replicate the engineering techniques of the Company to cover a metropolitan area and from stations that simply simulcast on the same or first adjacent frequencies. While simulcasting has been employed by other broadcast radio operators in the past, the primary purpose has been to reduce programming costs for the individual stations. The Company believes that most broadcast radio operators that have employed simulcasting have done so on different frequencies. The Company believes that few operators have successfully used simulcasting to effectively cover an entire MSA.

    Radio broadcasting is also subject to competition from new media technologies that are being developed or introduced, such as the delivery of audio programming by cable television systems or the introduction of DAB. DAB may deliver by satellite or terrestrial means multi-channel, multi-format digital radio services with sound quality equivalent to compact discs to nationwide and regional audiences. The Company cannot predict the effect, if any, that any such new technologies may have on the radio broadcasting industry.

RECENTLY COMPLETED RADIO STATION ACQUISITIONS

    Since its incorporation in August 1994, the Company has acquired the assets of ten radio stations and has disposed of one station. The following is a summary of the acquisitions of radio stations which the Company has consummated since its incorporation. All of these transactions were with non-affiliated persons.

  NEW YORK

    In December 1994, the Company acquired the assets of radio station WRGX-FM (now WWXY-FM), Briarcliff Manor, New York, from West-Land Communicators, Inc. ("West-Land") for a purchase price of $2.5 million and the issuance of a promissory note in the amount of $1.0 million to West-Land. In April 1997, the Company acquired the assets of radio station WWHB-FM (now WWVY-FM), Hampton Bays, New York, from South Fork Broadcasting Corporation ("South Fork") for a purchase price of $4.0 million. In June 1997, the Company acquired the assets of radio station WZVU-FM (now WWZY-FM), Long Branch, New Jersey, including a radio tower, a radio antenna and a building, from K&K Radio Broadcasting L.L.C. and K&K Tower, L.L.C. for an aggregate purchase price of $12.0 million and certain payments under existing leases of the building facilities. K&K Radio Broadcasting, L.L.C., K&K Tower, L.L.C. and each of their controlling members and the general manager of WZVU-FM entered into a covenant not to compete with the Company for a period of three years. Also, in December 1994, the Company acquired the assets of radio station WRKL-AM, New City, New York, from Rockland Communicators, Inc. for a purchase price of $1.0 million. The Company intends to dispose of this station.

  LOS ANGELES

    In May 1996, the Company acquired four radio stations in the Los Angeles area from Douglas Broadcasting, Inc. ("Douglas"). The Company acquired the assets of radio station KMAX-FM (now KLYY-FM), Arcadia, California, KAXX-FM (now KVYY-FM), Ventura, California, KBAX-FM (now KSYY-FM) Fallbrook, California, and KWIZ-FM, Santa Ana, California, for an aggregate purchase price of $38.0 million. The Company also acquired FM Translator station K252BF, Temecula, California, which rebroadcasts on 98.3 MHz the signal of KSYY-FM, and FM Booster station KLYY-FM, Burbank, California, which boosts on 107.1 MHz the broadcast of the signal of KLYY-FM. In December 1996, the Company sold radio station KWIZ-FM to Liberman Broadcasting, Inc. for a price of $11.2 million.

  CHICAGO

    In August 1997, the Company acquired the assets of radio station WVVX-FM, Highland Park, Illinois, from WVVX License, Inc., for a purchase price of $9.5 million. Douglas, WVVX, Inc. and WVVX License, Inc. agreed not to compete for a period of eighteen months. In August 1997, the Company acquired the assets of radio station WJDK-FM, Morris, Illinois, from DMR Media, Inc., for a purchase price of $1.1 million. In addition, the Company agreed not to compete with DMR Media, Inc.'s operations of radio station WCSJ-AM, Morris, Illinois, for a period of five years.

PROPOSED RADIO STATION DISPOSITION

    The Company intends to dispose of the assets of radio station WRKL-AM, New City, New York. Completion of this disposition will be subject to certain conditions, including receipt of FCC approval. There can be no assurance that this disposition will be consummated.

EMPLOYEES

    At September 30, 1997, the Company had approximately 106 full-time employees and 87 part-time employees. Seven full-time employees of radio station WRKL-AM are represented by a union. The Company believes that its relations with its employees are good.

    The Company employs several on-air personalities and generally enters into employment agreements with certain of these personalities to protect its interests in those relationships that it believes to be valuable. The loss of certain of these personalities could result in a short term loss of audience share but the Company does not believe that any such loss would have a material adverse effect on the Company.

FEDERAL REGULATION OF RADIO BROADCASTING

    The ownership, operation and sale of radio stations are subject to the jurisdiction of the FCC, which acts under authority granted by the Communications Act. Among other things, the FCC assigns frequency bands for broadcasting; determines the particular frequencies, locations and power of stations; issues, renews, revokes and modifies station licenses; determines whether to approve changes in ownership or control of station licenses; regulates equipment used by stations; imposes regulations and takes other action to prevent harmful interference between stations; adopts and implements regulations and policies that directly or indirectly affect the ownership, management, programming, operation and employment practices of stations; and has the power to impose penalties for violations of its rules or the Communications Act. In February 1996, Congress enacted the Telecommunications Act of 1996 (the "Telecom Act") to amend the Communications Act. The Telecom Act, among other measures, directed the FCC, which has since conformed its rules, to (a) eliminate the national radio ownership limits; (b) increase the local radio ownership limits as specified in the Telecom Act; (c) issue broadcast licenses for periods of eight years; and (d) eliminate the opportunity for the filing of competing applications against broadcast license renewal applications.

    Congress, via the recently enacted Balanced Budget Act of 1997, authorized the FCC for the first time to conduct auctions for the awarding of initial broadcast licenses or construction permits for commercial radio and television stations. To facilitate the settlement without auctions of already pending mutually exclusive applications, Congress directed the FCC to waive existing rules as necessary. While the Company is not a participant in any such proceeding, this recent action should result in the awarding of construction permits for additional radio stations, some of which might have the potential to compete with the Company's radio stations.

  LICENSE GRANTS AND RENEWALS

    The Communications Act provides that a broadcast license may be granted to an applicant if the grant would serve the public interest, convenience and necessity, subject to certain limitations referred to below. In making licensing determinations, the FCC considers the legal, technical, financial and other qualifications of the applicant, including compliance with the Communications Act's limitations on alien ownership, compliance with various rules limiting common ownership of broadcast, cable and newspaper properties, and the "character" of the licensee and those persons holding "attributable" interests in the licensee. Broadcast licenses are granted for specific periods of time and, upon application, are renewable for additional terms. The Telecom Act amended the Communications Act to provide that broadcast licenses be granted, and thereafter renewed, for a term not to exceed eight years, if the FCC finds that the public interest, convenience, and necessity would be served.

    Generally, the FCC renews broadcast licenses without a hearing. The Telecom Act amended the Communications Act to require the FCC to grant an application for renewal of a broadcast license if: (1) the station has served the public interest, convenience and necessity; (2) there have been no serious violations by the licensee of the Communications Act or the rules and regulations of the FCC; and (3) there have been no other violations by the licensee of the Communications Act or the rules and regulations of the FCC which, taken together, would constitute a pattern of abuse. Competing applications against broadcast license renewal applications are therefore not entertained. The Telecom Act provided that if the FCC, after notice and an opportunity for a hearing, decides that the requirements for renewal have not been met and that no mitigating factors warrant lesser sanctions, it may deny a renewal application. Only thereafter may the FCC accept applications by third parties to operate on the frequency of the former licensee. The Communications Act continues to authorize the filing of petitions to deny against broadcast license renewal applications during particular periods of time following the filing of renewal applications. Petitions to deny can be used by interested parties, including members of the public, to raise issues concerning the qualifications of the renewal applicant.

    The Company's Chicago Stations' broadcast licenses were renewed in 1996 and will expire in 2003. The Los Angeles Stations' broadcast licenses were renewed on November 25, 1997 and will expire on December 31, 2005. The New York Stations' and WRKL-AM's broadcast licenses will expire on June 1, 1998. Renewal applications are due on February 1, 1998, for the Company's New York Stations and WRKL-AM. The Company does not anticipate any material difficulty in obtaining license renewals for full terms in the future.

    The action of the FCC or its staff granting a renewal application may be reconsidered during specified time periods by the FCC or its staff on their own motion or by request of the petitioner, and the petitioner may also appeal within a certain period actions by the FCC to the U.S. Court of Appeals. If the FCC does not, on its own motion, or upon a request by an interested party for reconsideration or review, review a staff grant or its own action within the applicable time periods, and if no further reconsideration, review or appeals are sought within the applicable time periods, an action by the FCC or its staff becomes a "Final Order."

  LICENSE ASSIGNMENTS AND TRANSFERS OF CONTROL

    The Communications Act prohibits the assignment of an FCC license or the transfer of control of a corporation holding such a license without the prior approval of the FCC. Applications to the FCC for such assignments or transfers are subject to petitions to deny by interested parties and must satisfy requirements similar to those for renewal and new station applicants. Many transactions involving radio stations provide, as a waivable pre-condition to closing, that the FCC consent to the transaction has become a "Final Order."

  OWNERSHIP RULES

    Rules of the FCC limit the number and location of broadcast stations in which one licensee (or any party with a control position or attributable ownership interest therein) may have an attributable interest. The FCC, pursuant to the Telecom Act, eliminated the previously existing "national radio ownership rule." Consequently, there now is no limit imposed by the FCC to the number of radio stations one party may own nationally.

    The "local radio ownership rule" limits the number of stations in a radio market in which any one individual or entity may have a control position or attributable ownership interest. Pursuant to the Telecom Act, the FCC revised its rules to set the local radio ownership limits as follows: (a) in markets with 45 or more commercial radio stations, a party may own up to eight commercial radio stations, no more than five of which are in the same service (AM or FM); (b) in markets with 30-44 commercial radio stations, a party may own up to seven commercial radio stations, no more than four of which are in the same service; (c) in markets with 15-29 commercial radio stations, a party may own up to six commercial radio stations, no more than four of which are in the same service; and (d) in markets with 14 or fewer commercial radio stations, a party may own up to five commercial radio stations, no more than three of which are in the same service, provided that no party may own more than 50% of the commercial stations in the market. FCC cross-ownership rules also prohibit one party from having attributable interests in a radio station as well as in a local television station or daily newspaper, although such limits are waived by the FCC under certain circumstances. In addition, the FCC has a "cross interest" policy that may prohibit a party with an attributable interest in one station in a market from also holding either a "meaningful" non-attributable equity interest (e.g., non-voting stock, voting stock, limited partnership interests) or key management position in another station in the same market, or which may prohibit local stations from combining to build or acquire another local station. The FCC is presently evaluating its radio/television, radio/newspaper and cross-interest rules and policies as well as policies governing attributable ownership interests. The Company cannot predict whether the FCC will adopt any changes in these policies or, if so, what the new policies will be or how they might affect the Company.

  ATTRIBUTION RULES

    All holders of attributable interests must comply with, or obtain waivers of, the FCC's multiple and cross-ownership rules. Under the current FCC rules, an individual or other entity owning or having voting control of 5% or more of a corporation's voting stock is considered to have an attributable interest in the corporation and its stations, except that banks holding such stock in their trust accounts, investment companies, and certain other passive interests are not considered to have an attributable interest unless they own or have voting control over 10% or more of such stock. The FCC is currently evaluating whether to raise the foregoing benchmarks to 10% and 20%, respectively. An officer or director of a corporation or any general partner of a partnership also is deemed to hold an attributable interest in the media license. At present, when a single shareholder holds a majority of the voting stock of a corporate licensee, the FCC considers other shareholders, unless they are also officers or directors, exempt from attribution. The FCC has asked for comments as to whether it should continue the single majority shareholder exemption. Holders of non-voting stock generally will not be attributed an interest in the issuing entity, and holders of debt and instruments such as warrants, convertible debentures, options, or other non-voting interests with rights of conversion to voting interests generally will not be attributed such an interest unless and until such conversion is effected. The FCC is currently considering whether it should expand its attribution rules to reach certain of these interests in certain circumstances. The Company cannot predict whether the FCC will adopt these or any other proposals to change its attribution policies.

    Under current FCC rules, any stockholder of the Company with 5% or more of the outstanding votes (except for qualified institutional investors, for which the 10% benchmark is applicable), will be considered to hold attributable interests in the Company. Such holders of attributable interests must comply with or obtain waivers of the FCC's multiple and cross-ownership rules. At present, none of the attributable stockholders, officers and directors of the Company have any other media interests besides those of the Company that implicate the FCC's multiple ownership limits. In the event that the Company learns of a new attributable stockholder and if such stockholder holds interests that exceed the FCC limits on media ownership, under the Company's Amended and Restated Certificate of Incorporation (as defined herein), the Board of Directors of the Company has the corporate power to redeem stock of the Company's stockholders to the extent necessary to be in compliance with FCC and Communications Act requirements, including limits on media ownership by attributable parties.

    The FCC will consider a radio station providing programming and sales on another local radio station pursuant to a LMA to have an attributable ownership interest in the other station for purposes of the FCC's radio multiple ownership rules. In particular, a radio station is not permitted to enter into a LMA giving it the right to program more than 15% of the broadcast time, on a weekly basis, of another local radio station which it could not own under the FCC's local radio ownership rules.

  ALIEN OWNERSHIP LIMITS

    Under the Communications Act, broadcast licenses may not be granted, transferred or assigned to any corporation of which more than one-fifth of the capital stock is owned of record or voted by non-U.S. citizens or foreign governments or their representatives or by foreign corporations. Where the corporation owning the license is controlled by another corporation, the parent corporation cannot have more than one-fourth of the capital stock owned of record or voted by Aliens, unless the FCC finds it in the public interest to allow otherwise. The FCC has issued interpretations of existing law under which these restrictions in modified form apply to other forms of business organizations, including general and limited partnerships. The FCC also prohibits a licensee from continuing to control broadcast licenses if the licensee otherwise falls under Alien influence or control in a manner determined by the FCC to be in violation of the Communications Act or contrary to the public interest. At present, one of the Company's officers is known by the Company to be an Alien and no other officers, directors or stockholders are known to be Aliens. In the event that the Company learns that Aliens own, control or vote stock in the Company in excess of the Communications Act limit, under the Amended and Restated Certificate of Incorporation, the Board of Directors of the Company has the corporate power to redeem stock of the Company's stockholders to the extent necessary to be in compliance with FCC and Communications Act requirements on alien ownership.

  PROGRAMMING REQUIREMENTS

    While the FCC has relaxed or eliminated many of its regulatory requirements related to programming and content, radio stations are still required to broadcast programming responsive to the problems, needs and interests of the stations' service areas and must comply with various rules promulgated under the Communications Act that regulate political broadcasts and advertisements, sponsorship identifications, indecent programming and other matters. Affirmative action requirements also exist. Failure to observe these or other FCC rules can result in the imposition of monetary forfeitures, in the grant of a "short" (less than full term) license term or, where there have been serious or a pattern of violations, license revocation.

  TECHNICAL AND INTERFERENCE RULES

    FCC rules specify technical and interference requirements and parameters that govern the signal strength and coverage area of radio stations, and which, unless waived, must be complied with in order to obtain FCC consent to modify a station's service area or other technical operations. The FCC allots specific FM radio frequencies and class designations to particular communities of license. The FM class designations, which vary by geographic location, include (in order of increasing potential coverage area) Class A, B1, C3, B, C2, C1 and C. (The C Class designations are generally not allocated to communities in the more densely-populated regions of the United States, such as the Northeast and California.) Each FM class has minimum and maximum power specifications and must not cause interference to the protected service areas of other radio stations, domestic or international, operating on the same or adjacent frequencies. Under FCC rules, a radio station must transmit a minimum predicted signal strength to its allocated community of license, and therefore must locate its transmitting antenna at a site providing such coverage while also being within a specified power and height range for that station's class designation, and at specified minimum distances from the transmitting sites of nearby radio stations operating on the same or adjacent frequencies. The combination of these requirements sets limits on the ability of a particular radio station to relocate in certain directions and to increase signal coverage. Stations may petition the FCC to change a particular station's community of license and/or class, which changes are granted by the FCC when its service priorities are met and conflicting reallotment proposals, if any, are resolved. As to minimum distance separation requirements designed to afford interference protection to other FM stations, the FCC rarely waives such specifications. However, the FCC permits radio stations in certain circumstances to relocate to a site not meeting the minimum distance separation rule when the station demonstrates that the service contours of neighboring radio stations will be protected from interference. Because STMC uses radio stations that operate on the same or adjacent frequencies, the STMC stations' transmitting sites must be sufficiently distant from each other to comply with the FCC's interference protection guidelines, unless such stations are exempt from compliance by their grandfathered status.

  FCC POWER INCREASE

    In most instances, changes to the technical specifications of radio stations, such as increases in the power (effective radiated power, or "ERP") and subsequent increased coverage area, may be made only after application to the FCC, and grant by the FCC of a construction permit for the modification of the station. The Company currently has pending applications before the FCC for modifications of WRKL-AM, New City, New York, WWXY-FM, Briarcliff Manor, New York, WWVY-FM, Hampton Bays, New York, and WWZY-FM, Long Branch, New Jersey. The WRKL-AM modification application requests a "major" change in power, and as such is subject to mutually exclusive applications. The FCC has not yet issued a notice accepting the WRKL-AM modification application, which would also trigger the deadline for the filing of any mutually exclusive applications. Such filings would result in the delay and potential denial of the WRKL-AM modification application, and the Company cannot predict the ultimate outcome of that application. Similarly, the FCC has not yet issued a public notice accepting the WWXY-FM, the WWVY-FM and the WWZY-FM modification applications for filing. The WWXY-FM, the WWVY-FM and the WWZY-FM modification applications request increases in the authorized power of the stations from the current equivalent 3 kilowatt to maximum 6 kilowatt level permitted for the stations' FCC classification. The Company withheld filing these applications while the FCC was considering changes to its policy relating to modifications of "grandfathered short-spaced" FM stations, such as WWXY-FM, WWVY-FM and WWZY-FM. Grandfathered short-spaced stations are those that do not meet the current FCC's requirements for distance separation of FM radio stations operating on the same or adjacent frequencies as the stations were authorized before the adoption of the current rules. In the past, power increases or relocations of such grandfathered stations often did not comply with the FCC's current technical rules, and would be authorized by the FCC only in limited circumstances. In August 1997, the FCC adopted a new policy, which the Company believes will permit it to increase the power of its radio stations to the maximum 6 kilowatt level (the "FCC Power Increase"). Until the grant of the subject modification applications, the Company cannot be certain that the new policy will serve to permit the increases in the Company's coverage areas. There can be no assurance that the FCC will approve the Company's modification applications. See "Risk Factors--Regulatory Matters and Dependence on Licenses." KLYY-FM, Arcadia, California was granted a construction permit by the FCC on October 23, 1997 to increase its ERP from its current 3 kilowatts to the maximum 6 kilowatts level permitted for the station's FCC classification.

  AGREEMENTS WITH OTHER BROADCASTERS

    Over the past several years a significant number of broadcast licensees, including the Company, have entered into cooperative agreements with other stations in their markets. One typical example is a local marketing agreement ("LMA") between two separately or co-owned stations, whereby the licensee of one station programs substantial portions or all of the broadcast day on the other licensee's station, subject to ultimate editorial and other controls being exercised by the latter licensee, and sells advertising time during such program segments for its own account. The FCC has held that LMAs do not per se constitute a transfer of control and are not contrary to the Communications Act provided that the licensee of the station maintains ultimate responsibility for and control over operations of its broadcast station. As is the case of the Company, typically the LMA is entered into in anticipation of the sale of the station, with the proposed acquirer providing programming for the station while the parties are awaiting the necessary regulatory approvals to the transaction.

    The FCC's rules also prohibit a radio licensee from simulcasting more than 25% of its programming on other radio stations in the same broadcast service (i.e., AM-AM or FM-FM), whether it owns both stations or operates one or both through a LMA, where such stations serve substantially the same geographic area as defined by the stations' principal community contours. The Company's stations are not subject to this limitation.

  PROPOSED REGULATORY CHANGES

    The FCC has not yet formally implemented certain of the changes to its rules necessitated by the Telecom Act. Moreover, the Congress and the FCC have under consideration, and may in the future consider and adopt, new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, (i) affect the operation, programming, technical requirements, ownership and profitability of the Company and its radio broadcast stations,
(ii) result in the loss of audience share and advertising revenues of the Company's radio broadcast stations, (iii) affect the ability of the Company to acquire additional radio broadcast stations or finance such acquisitions, (iv) affect cooperative agreements and/or financing arrangements with other radio broadcast licensees, (v) affect the Company's competitive position in relationship to other advertising media in its markets, or (vi) affect the Company's ability to exploit its unique technical capabilities and innovative approach to acquiring and using radio broadcast stations. Such matters include, for example, changes to the license authorization and renewal process; proposals to revise the FCC's equal employment opportunity rules and other matters relating to minority and female involvement in broadcasting; proposals to alter the benchmarks or thresholds for attributing ownership interest in broadcast media; proposals to change rules or policies relating to political broadcasting; changes to technical and frequency allocation matters, including those relative to the implementation of digital audio broadcasting on both a satellite and terrestrial basis; proposals to restrict or prohibit the advertising of beer, wine and other alcoholic beverages on radio; changes in the FCC's cross-interest, multiple ownership, alien ownership and cross-ownership policies; and proposals to limit the tax deductibility of advertising expenses by advertisers.

    Although the Company believes the foregoing discussion is sufficient to provide the reader with a general understanding of all material aspects of FCC regulations that affect the Company, it does not purport to be a complete summary of all provisions of the Communications Act or FCC rules and policies. Reference is made to the Communications Act, FCC rules and the public notices and rulings of the FCC for further information.

PATENTS AND TRADEMARKS

    The Company owns registered trademark rights for STMC and domestic trademark registrations related to the business of the Company and does not own any patents or patent applications. The Company does not believe that any of its trademarks are material to its business or operations.

PROPERTIES/FACILITIES

    The Company leases approximately 3,200 square feet in Hawthorne, New York, where its corporate offices are located.

    The type of properties required to support each of the Company's radio stations includes offices, studios, transmitter sites, booster sites, translator sites and antenna sites. The Company owns, leases or licenses the properties required to operate its radio stations. The Company owns facilities for the New York Stations in Long Branch (approximately 6,500 square feet) and for WRKL-AM in Pomona (approximately 5,100 square feet). The Company leases or licenses facilities for the Los Angeles Stations in Arcadia, Fallbrook (approximately 355 square feet), Los Angeles, Pasadena (approximately 4,896 square feet), Ventura (approximately 758 square feet), Temecula and Burbank. The Company leases facilities for the New York Stations in Hampton Bays (approximately 1,260 square feet), Hawthorne, East Quoque and Westchester. The Company leases facilities for the Chicago Stations in Highland Park (approximately 2,120 square feet) and Morris. The Company considers its facilities to be suitable and of adequate sizes for its current and intended purposes and does not anticipate any difficulties in renewing those leases or licenses or in leasing or licensing additional space, if required.

    The Company owns substantially all its other equipment, consisting principally of transmitting antennae, transmitters, studio equipment and general office equipment. The Company owns towers in Long Branch, NJ, Highland Park, IL, and Morris, IL. The towers, antennae and other transmission equipment used in the Company's stations are generally in good condition.

    The following table sets forth the location of the Company's principal properties:

LOCATION                                 FACILITY
---------------------------------------  ----------------------------------------------------
Y107--LOS ANGELES
Arcadia, CA............................  FM tower(4)
Fallbrook, CA..........................  FM tower, studio, transmitter site(1)
Pasadena, CA...........................  Studio, business offices(1)
Ventura, CA............................  FM tower(4), studio, transmitter site(1)
Temecula, CA...........................  Translator site(1)
Burbank, CA............................  Booster site(1)
Los Angeles, CA........................  Booster site(1)

Y107--NEW YORK
Hampton Bays, NY.......................  Business offices(1)
Hawthorne, NY..........................  Studio, corporate offices(1)
Long Branch, NJ........................  FM tower, studio(2)
Westchester, NY........................  FM tower(1)
East Quoque, NY........................  FM tower, transmitter site(1)

CHICAGO STATIONS
Highland Park, IL......................  FM tower(4), studio(1)
Morris, IL.............................  Studio(1), FM tower, transmitter site(2)

WRKL-AM
Pomona, NY.............................  Tower, studio(3)

-------------------

    (1) Leased.

    (2) Owned.

    (3) Held for sale--See "--Proposed Station Disposition."

    (4) Tower owned by the Company while the property is leased.

LITIGATION

    The Company is involved in litigation from time to time in the ordinary course of its business. In management's opinion, the outcome of all pending legal proceedings, individually and in the aggregate, will not have a material adverse effect on the Company.

    In December 1996, Mr. Kim Nguyen Son d.b.a. Khoa Ky Thuat Radio Station filed an action before the Superior Court of the State of California for the County of Orange for breach of contract against Liberman Broadcasting, Inc. and Leonard D. Liberman (together, "Liberman") in connection with the cancellation by the Company of four broadcasting contracts with Mr. Kim Nguyen Son for a Vietnamese speaking radio show on KWIZ-FM, which cancellation was subsequently confirmed by Liberman after its purchase of KWIZ-FM and the reformatting of the radio station to Spanish language. In July, 1997, the plaintiff filed a second amended complaint for damages for, among other things, (i) breach of contract against the Company, Michael Kakoyiannis and Keith James and for (ii) intentional interference with contract against Liberman, Jose Liberman, Mr. Kakoyiannis and Mr. James. In his amended complaint, the plaintiff is asking for compensatory damages in the amount of $500,000 plus interest and costs, as well as punitive damages. The action against Mr. Kakoyiannis was dismissed in July, 1997. This litigation is set for trial on January 20, 1998 and the Company does not believe that it will have a material adverse effect on its financial condition and results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information regarding the directors and executive officers of the Company as of December 2, 1997.

                NAME                      AGE                             OFFICE OR POSITION HELD
------------------------------------  -----------  ---------------------------------------------------------------------
Stuart Subotnick....................          55   Chairman of the Board

Michael Kakoyiannis.................          55   Chief Executive Officer, President and Director

Anita Subotnick.....................          54   Director

Steven G. Blatter...................          31   Vice President--Programming

Alan D. Kirschner...................          46   Vice President--Engineering

Bryan Subotnick.....................          33   Executive Vice President--Corporate Development

Paul R. Thomson.....................          41   Vice President, Chief Financial Officer and Treasurer

Silvia Kessel.......................          47   Executive Vice President and Director (nominee)

Arnold L. Wadler....................          54   Executive Vice President, Secretary and Director (nominee)

Leonard White.......................          58   Director (nominee)

    Each director is elected to serve until a successor is elected and qualified or, if earlier, until the director's death, resignation or removal. Officers, subject to the terms of their respective employment agreements, serve at the pleasure of the Board of Directors. See "--Employment Agreements."

    Set forth below is the background of each of the Company's executive officers and directors.

    STUART SUBOTNICK founded the Company in 1994 and has served as Chairman of the Board of Directors since the Company's inception. Mr. Subotnick has spent approximately 30 years at Metromedia Company ("Metromedia") (and its predecessor) and together with long-time partner John W. Kluge, has overseen Metromedia's investments in numerous media, entertainment and communications businesses. Mr. Subotnick has served since 1996 as Vice Chairman, President and Chief Executive Officer of Metromedia International Group, Inc. ("MIG"), an international media and communications company that owns radio stations in Eastern Europe and Russia. Mr. Subotnick has also served as Executive Vice President of Metromedia and its predecessor for over five years. Metromedia and its predecessor owned and operated radio stations, television stations, an outdoor advertising business, and cellular telephone and paging operations throughout the United States. Mr. Subotnick is also a director of Carnival Cruise Lines, Inc., RDM Sports Group, Inc. ("RDM"), a diversified sporting goods company and of Metromedia Fiber Network, Inc., a provider of high bandwidth, fiber optic transmission capacity ("Metromedia Fiber"). Mr. Subotnick is married to Anita Subotnick. Stuart and Anita Subotnick are the parents of Bryan Subotnick.

    MICHAEL KAKOYIANNIS founded the Company in 1994 and has served as Chief Executive Officer, President and a Director of the Company since its inception. Mr. Kakoyiannis has over 25 years of experience in the radio broadcasting business in major metropolitan markets. Prior to joining the Company, Mr. Kakoyiannis was Executive Vice President of the Westwood One Stations Group ("Westwood One"), which operated three stations in Los Angeles and New York:
WNEW-AM and WYNY-FM in New York and KQLZ-FM, known as "Pirate Radio," in Los Angeles. Additionally, Mr. Kakoyiannis was Vice President and General Manager of all three stations. Prior to his tenure at Westwood One, Mr. Kakoyiannis was an Executive Vice President from 1986 to 1989 at Metropolitan Broadcasting, a company that was owned by Metromedia and its predecessor, and controlled nine stations that were generally located in major metropolitan markets.

    ANITA SUBOTNICK founded the Company in 1994 and has been serving as a Director since the Company's inception. Mrs. Subotnick has been a private investor for more than the last five years.

    STEVEN G. BLATTER has been serving as Vice President in charge of Programming for the Company since 1995. Mr. Blatter served as Program Director for the radio station WRGX(FM), which is owned by the Company, from 1993 to 1995 and as Director of Programming for MJI Broadcasting from 1991 to 1993. Mr. Blatter served as Music Director for the radio station WYNY(FM) owned by Westwood One Stations Group, from 1988 to 1991.

    ALAN D. KIRSCHNER has been a Vice President of the Company since September 1997 and a Director of Engineering since July 1995. Mr. Kirschner has been serving as radio technical consultant for AM and FM radio stations since 1972. Mr. Kirschner served as Chief Engineer responsible for technical operations of radio station WYNY owned by Broadcasting Partners, Inc. and Evergreen Media, in New York from 1993 to 1995 and a Director of Engineering for Westwood One Stations Group in New York from 1988 to 1993.

    BRYAN SUBOTNICK has served as Executive Vice President--Corporate Development of the Company since September 1997. Mr. Subotnick served as Vice President of the Company from January 1997, and Director of Operations from May 1995 to December 1996. Prior to joining the Company, Mr. Subotnick was Vice President and General Counsel of Papamarkou & Company, an international finance and investment company, in 1995, and as a General Partner in the law firm of Shanker & Subotnick, which specialized in entertainment law, from 1992 to 1994.

    PAUL R. THOMSON has served as Vice President of the Company since September 1997 and as Chief Financial Officer of the Company since January 1996. Prior to joining the Company, Mr. Thomson served as Corporate Controller of Herbalife International, Inc. from 1993 to 1996, as Chief Financial Officer of Bernard Salick Companies from 1992 to 1993 and as Controller--Radio Stations Group of Westwood One, Inc. from 1989 to 1992. Prior to 1992, Mr. Thomson worked with Price Waterhouse LLP for 12 years in London, Caracas and Los Angeles. He is a certified public accountant and a member of the Institute of Chartered Accountants in England and Wales.

    SILVIA KESSEL is a nominee to be a Director of the Company and has served as Executive Vice President of the Company since September 1997. Ms. Kessel has served as Executive Vice President of Metromedia Fiber since October 1997, Chief Financial Officer and Treasurer of MIG since 1995 and Executive Vice President of MIG since 1996. In addition, Ms. Kessel served as Executive Vice President of Orion Pictures Corporation ("Orion") from January 1993 through July 1997, Senior Vice President of Metromedia since 1994 and President of Kluge & Company since January 1994. Prior to that time, Ms. Kessel served as Senior Vice President and a Director of Orion from June 1991 to November 1992 and Managing Director of Kluge & Company from April 1990 to January 1994. Ms. Kessel is a member of the Board of Directors of MIG, Metromedia Fiber and RDM.

    ARNOLD L. WADLER is a nominee to be a Director of the Company and has served as Executive Vice President and Secretary of the Company since September 1997. Mr. Wadler has served as Director of Metromedia Fiber since July 1997, General Counsel of Metromedia Fiber since August 1997, Secretary of Metromedia Fiber since October 1997, Executive Vice President, General Counsel and Secretary of MIG since August 29, 1996 and, from November 1, 1995 until that date, as Senior Vice President, General Counsel and Secretary of MIG. In addition, Mr. Wadler serves as a director of MIG and has served as a Director of Orion from 1991 until July 1997 and as Senior Vice President, Secretary and General Counsel of Metromedia for over five years.

    LEONARD WHITE is a nominee to be a Director of the Company. Mr. White is currently a private investor. Mr. White served as President and Chief Executive Officer of Orion from 1992 until 1997 and as

President and Chief Executive Officer of Orion Home Entertainment Corporation from 1987 to 1992. Mr. White is also a Director of MIG, American Film Technologies, Inc. and Metromedia Fiber.

BOARD; ELECTION OF DIRECTORS; AGREEMENTS REGARDING BOARD POSITIONS

    From and after the Company's first annual meeting of stockholders, 25% of the members of the Board of Directors of the Company will be elected by a majority of the votes cast by holders of shares of Class A Common Stock, voting as a separate class, at the annual meeting of stockholders and hold office until their successors have been duly elected and qualified or until their death, resignation or removal. Holders of shares of Class B Common Stock will vote as a separate class to elect up to 75% of the Board of Directors. Directors may be removed, with or without cause, only by the holders of the class of Common Stock or series of Preferred Stock that, as of the date such removal is effected, would be entitled to elect such directors at the next annual meeting of stockholders. Vacancies in a directorship may be filled only by (a) the remaining directors elected by holders of each class of Common Stock or series of Preferred Stock that (x) elected such director and (y) as of the date such vacancy is filled, would be entitled to elect such director at the next annual meeting of the stockholders or (b) if there are no such remaining directors, then by the vote of the holders of the class or classes of Common Stock or series of Preferred Stock that, as of the date such vacancy is filled, would be entitled to elect such director at the next annual meeting of stockholders, voting as a separate class at a meeting, special or otherwise, of the holders of Common Stock of such class or series of Preferred Stock. Within 90 days of the consummation of the Offering, the Board of Directors will elect one additional independent director to serve on the Board of Directors.

COMMITTEES OF THE BOARD

    Within 90 days of the consummation of the Offering, the Board of Directors will establish an Executive Committee, a Compensation Committee and an Audit Committee. The Executive Committee will have all of the powers of the Board of Directors in the management and affairs of the Corporation as provided under Delaware laws. The Compensation Committee will make recommendations concerning the salaries and incentive compensation of employees of and consultants to the Company. The Audit Committee, a majority of which will be directors who are not employees of the Company, will be responsible for reviewing the results and scope of audits and other services provided by the Company's independent auditors.

EXECUTIVE COMPENSATION

    The following table sets forth in summary form all compensation for all services rendered in all capacities to the Company for the year ended December 31, 1996 of the Chairman of the Board of

Directors, the Chief Executive Officer of the Company and the other most highly compensated executive officers of the Company (collectively, the "Named Executive Officers"):

                                                                                         LONG TERM
                                                                                       COMPENSATION
                                                           ANNUAL COMPENSATION            AWARDS
                                                     -------------------------------  ---------------
                                                                 SALARY      BONUS       OPTIONS/           ALL OTHER
            NAME AND PRINCIPAL POSITION                YEAR        ($)        ($)          SARS         COMPENSATION ($)
---------------------------------------------------  ---------  ---------  ---------  ---------------  -------------------

Stuart Subotnick...................................       1996  $      --  $      --     $      --          $      --
  Chairman of the Board

Michael Kakoyiannis................................       1996    230,000     37,500            --              8,000
  Chief Executive Officer and President

Paul R. Thomson....................................       1996    165,000     25,000            --              8,400
  Vice President and Chief Financial Officer

Steven G. Blatter..................................       1996    160,000     27,500            --              2,400
  Vice President--Programming

COMPENSATION OF DIRECTORS

    Directors who are officers, employees or affiliates of the Company receive no compensation for their services as directors. Each director of the Company who is not also an officer, employee or affiliate of the Company (an "outside director") will be entitled to receive annual directors' fees of $20,000, plus $1,200 for each Board of Directors meeting attended ($500 if attended telephonically) and $500 for each committee meeting attended. Outside directors will be eligible to participate in the 1997 Incentive Stock Plan pursuant to which options to purchase 2,500 shares of Class A Common Stock will be granted to each outside director immediately upon such director's initial election and qualification for the Board of Directors. Options to purchase 2,500 shares of Class A Common Stock will be granted annually on the day of each annual stockholders' meeting. Each outside director will be eligible to receive options to purchase a maximum of 25,000 shares of Class A Common Stock pursuant to the 1997 Incentive Stock Plan. Each option will have an exercise price equal to the fair market value of a share of Class A Common Stock on the date of grant. All such options granted to outside directors will be immediately exercisable.

EMPLOYMENT AGREEMENTS

    The Company has entered into employment agreements with Messrs. Michael Kakoyiannis, Paul R. Thomson, Steven G. Blatter and Alan D. Kirschner.

  EMPLOYMENT AGREEMENT WITH MICHAEL KAKOYIANNIS

    In connection with the consummation of the Offering, the Company will amend the employment agreement of Mr. Kakoyiannis. As amended, Mr. Kakoyiannis' employment agreement will terminate on December 31, 2000 and will provide Mr. Kakoyiannis with a base salary of $300,000 a year. In addition to his base salary, Mr. Kakoyiannis will also be entitled to an annual bonus as determined by the Compensation Committee if certain performance targets have been met. Mr. Kakoyiannis will be entitled to participate in all benefits generally made available to senior executives of the Company. The Company will also cause a term life insurance to be issued to Mr. Kakoyiannis for $2.0 million. Under his employment agreement, Mr. Kakoyiannis will be entitled to receive 93,755 shares of Class A Common Stock for every 20% increase in the average closing price of the Class A Common Stock following the Offering (up to a maximum of 281,265 shares) provided that such price remains in effect for six consecutive months. If Mr. Kakoyiannis earns these grants of shares of Class A Common Stock, the Company will record future non-cash, compensation expense equal to the fair value of such stock on the date of grant. If the fair value were based on exact 20% increments over the initial offering price of $9.00 per share (the mid-point of the range of prices set forth on the cover page of this Prospectus), future compensation expense would be approximately $3.7 million. Under Mr. Kakoyiannis' employment agreement, the Company is obligated to register the 281,265 shares of Class A Common Stock that may be issued to Mr. Kakoyiannis with the Registration Statement on Form S-8 that the Company intends to file with the Commission to cover the shares of Class A Common Stock underlying options granted and to be granted under the 1997 Incentive Stock Plan. If the Company terminates Mr. Kakoyiannis' employment without cause, it will be obligated to pay him severance payments in an amount equal to eighteen times his base monthly salary. In addition, Mr. Kakoyiannis' employment-related benefits will continue for eighteen months after his termination of employment. If Mr. Kakoyiannis' employment is terminated for cause or disability, the Company will not be obligated to make any severance payments or continue any benefits. Mr. Kakoyiannis will be entitled to terminate his employment and to receive severance payments upon the occurrence of a "change of control" of the Company (as defined in Mr. Kakoyiannis' employment agreement). Following the termination of his employment with the Company for any reason, Mr. Kakoyiannis will not, during eighteen months thereafter, own, acquire or obtain any license for an AM or FM radio station or render any services or advice to, or be engaged in any AM or FM radio station within 75 miles of the transmitter of any radio station owned or operated by the Company.

  EMPLOYMENT AGREEMENT WITH PAUL R. THOMSON


    In connection with the consummation of the Offering, the Company will amend the employment agreement of Mr. Thomson. As amended, Mr. Thomson's employment agreement will terminate on December 31, 1998. Mr. Thomson's employment agreement will provide for an annual base salary of $175,000. Mr. Thomson's salary will be increased to $187,500 in January 1998. Mr. Thomson will be entitled to participate in all benefits generally made available to senior executives of the Company and to receive annual bonus compensation as determined by the Compensation Committee if certain performance targets have been met. Such bonus compensation shall not exceed $30,000 for 1997 and $35,000 for 1998. If the Company terminates Mr. Thomson's employment without cause or upon the occurrence of a "change of control" (as defined in Mr. Thomson's employment agreement), the Company will be obligated to make severance payments in an amount equal to (i) twelve times Mr. Thomson's monthly base salary if such termination or change of control occurs before January 1, 1998 or (ii) the lesser of three monthly base salary or the base salary for the remaining months of Mr. Thomson's employment under his employment agreement if such termination or change of control occurs after January 1, 1998. Following the termination of his employment with the Company for any reason, Mr. Thomson shall not serve in any accounting or financial capacity for, or otherwise be involved in the accounting and financial functions of any radio station with a rock-based format within 50 miles of the transmitter of any of the Company's radio stations for a period of six months following the termination of Mr. Thomson's employment agreement.


  EMPLOYMENT AGREEMENT WITH STEVEN G. BLATTER

    In connection with the consummation of the Offering, the Company will amend the employment agreement of Mr. Blatter. As amended, Mr. Blatter's employment agreement will terminate on December 31, 1998. Mr. Blatter's employment agreement will provide for an annual base salary of $165,000. Mr. Blatter's salary will be increased to $181,500 in January 1998. Mr. Blatter will be entitled to participate in all benefits generally made available to senior executives of the Company and to receive semi-annual bonus compensation as determined by the Compensation Committee if certain performance targets have been met. Such semi-annual bonus compensation shall not exceed $13,750 for 1997 and $15,000 for 1998. If the Company terminates Mr. Blatter's employment agreement without cause, the Company will be obligated to make severance payments in an amount equal to (i) the remainder of Mr. Blatter's base salary through December 31, 1998 if such termination occurs before January 1, 1998,
(ii) six times Mr. Blatter's base monthly salary if such termination occurs after January 1, 1998 but before July 1, 1998, or (iii) the aggregate amount of Mr. Blatter's monthly salary for the remaining term of his employment if the termination occurs after July 1, 1998. If Mr. Blatter's employment agreement is terminated following a

"change of control" (as defined in Mr. Blatter's employment agreement), Mr. Blatter will be entitled to one and one-half times his base monthly salary. Following the termination of his employment with the Company for any reason, Mr. Blatter shall not serve as Program Director, or otherwise be involved in the programming of any radio station with a rock-based format within 50 miles of the transmitter of any of the Company's radio stations for 180 days following the termination of Mr. Blatter's employment agreement.

  EMPLOYMENT AGREEMENT WITH ALAN D. KIRSCHNER


    In connection with the consummation of the Offering, the Company will amend the employment agreement of Mr. Kirschner. As amended, Mr. Kirschner's employment agreement will terminate on December 31, 1998. Mr. Kirschner's employment agreement will provide for an annual base salary of $110,000. Mr. Kirschner will be entitled to participate in all benefits generally made available to senior executives of the Company and to receive annual bonus compensation as determined by the Compensation Committee if certain performance targets have been met. Such bonus compensation shall not exceed $15,000. If Mr. Kirschner's employment agreement is terminated without cause or upon Mr. Kirschner's disability, the Company will be obligated to make severance payments in an amount equal to six times Mr. Kirschner's base monthly salary. If Mr. Kirschner's employment agreement is terminated upon a "change of control" (as defined in Mr. Kirschner's employment agreement), the Company shall pay Mr. Kirschner twelve times his monthly salary. Following the termination of his employment with the Company for any reason, Mr. Kirschner shall not serve in any engineering or technical capacity for, or otherwise be involved in the engineering and technical functions of any radio station within 50 miles of the transmitter of any of the Company's radio stations for 30 days following the termination of Mr. Kirschner's employment agreement.


1997 STOCK INCENTIVE PLAN

    The Big City Radio, Inc. 1997 Incentive Stock Plan (the "1997 Incentive Stock Plan") was adopted by the stockholders of the Company and by the Board of Directors on December 1, 1997. The following is a summary of the material features contained in the 1997 Incentive Stock Plan.

    The purpose of the 1997 Incentive Stock Plan is to give the Company a significant advantage in retaining key employees, officers and directors, and to provide an incentive to selected key employees, officers and directors of the Company and its subsidiaries who have substantial responsibility in the direction of the Company and its subsidiaries, and others whom the Committee (as defined herein) determines provide substantial and important services to the Company, to acquire a proprietary interest in the Company, to continue as employees, officers and directors or in their other capacities, and to increase their efforts on behalf of the Company.

  TYPES OF AWARDS

    The types of awards that may be granted pursuant to the 1997 Incentive Stock Plan include (i) incentive stock options ("ISOs") and (ii) non-qualified stock options ("NQSOs" and together with ISOs, "Stock Options" and "Awards"). ISOs are intended to be treated as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). NQSOs are, in general, options which do not have the special income tax advantages associated with ISOs.

    Stock Option grants consist of the maximum number of ISOs that may be granted to a particular grantee under applicable law with the balance, if any, of the Stock Options being NQSOs.

  ADMINISTRATION OF THE PLAN

    The 1997 Incentive Stock Plan is currently administered by the Board of Directors and will be administered by the Compensation Committee of the Board of Directors (the "Committee") once formed. The Committee will consist of two or more members of the Board of Directors each of whom shall be a

"non-employee director" as defined under Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and an "outside director" as defined under Section 162(m) of the Code, and the regulations and interpretations thereunder. Members of the Committee will be eligible to receive certain Awards (other than ISOs) under the 1997 Incentive Stock Plan.

    Subject to the terms and conditions of the 1997 Incentive Stock Plan and the formula awards for Independent Directors (as defined herein), the Committee is authorized to grant Awards, to determine which employees, officers, directors or other individuals may be granted Awards, to determine the type and number of Awards to be granted, to determine the term of such Awards, to determine the exercise price of any Award, to determine the terms of any agreement pursuant to which Awards are granted, to interpret and construe the 1997 Incentive Stock Plan, and to determine any other matters delegated to it under the 1997 Incentive Stock Plan or necessary for the proper administration of the 1997 Incentive Stock Plan.

  SHARES OF CLASS A COMMON STOCK SUBJECT TO THE 1997 INCENTIVE STOCK PLAN

    Subject to certain adjustments set forth in the 1997 Incentive Stock Plan, the aggregate number of shares of the Class A Common Stock that may be the subject of Awards under the 1997 Incentive Stock Plan is 700,000. The maximum number of shares of Class A Common Stock available with respect to Awards granted to any one grantee shall not exceed, in the aggregate, 100,000 shares. Shares of Class A Common Stock granted under the 1997 Incentive Stock Plan may either be authorized but unissued shares of Class A Common Stock not reserved for any other purpose or shares of Class A Common Stock held in or acquired for the treasury of the Company.

    Shares of Class A Common Stock subject to an Award which terminates unexercised may again be subject to an Award under the 1997 Incentive Stock Plan. In addition, shares of Class A Common Stock surrendered to the Company in payment of the exercise price or applicable taxes upon exercise of an Award may also be used thereafter for additional Awards.

  ELIGIBILITY

    Any key employee, officer and director, including a director who is not an employee and a director who serves on the Committee, of the Company and its subsidiaries who has substantial responsibility in the direction of the Company and its subsidiaries and anyone else whom the Committee determines provides substantial and important services to the Company is eligible to receive Awards. On December 1, 1997, the Board of Directors granted to each of Steven G. Blatter, David J. Howard, Alan D. Kirschner, Sean O'Neill, Bryan Subotnick and Paul R. Thomson Stock Options to purchase up to 25,000 shares (which represents an aggregate of 150,000 shares) of Class A Common Stock at an exercise price of $6.00 per share. All these Stock Options are exercisable immediately. The Company will record a future non-cash charge of approximately $450,000 based on an assumed initial public offering price of $9.00 per share (the midpoint of the range of prices set forth on the cover page of this Prospectus) of Class A Common Stock in the Offering. Also on December 1, 1997, the Board of Directors granted to each of Steven G. Blatter, David J. Howard, Alan D. Kirschner, Sean O'Neill, Bryan Subotnick, Paul R. Thomson, Silvia Kessel and Arnold Wadler Stock Options to purchase up to 50,000 shares (which represents an aggregate of 400,000 shares) of Class A Common Stock at an exercise price per share equal to the initial public offering price per share in the Offering, effective only immediately prior to the consummation of the Offering. Once effective, these Stock Options will become exercisable in five annual installments, as determined by the Board of Directors.

    Independent Directors who first serve on the Board of Directors shall be entitled to receive Awards under the 1997 Incentive Stock Plan with respect to 2,500 shares of Common Stock, each having an exercise price equal to the fair market value of a share of Class A Common Stock on the date of grant. For purposes hereof, "Independent Directors" shall mean any member of the Board of Directors who during his entire term as a director was not employed by the Company and its subsidiaries, within the meaning of

Section 424(f) of the Code, and who also satisfies the criteria for "outside director" under Section 162(m) of the Code. On December 1, 1997, the Board of Directors granted to Leonard White Stock Options to purchase up to 2,500 shares of Class A Common Stock at an exercise price per share equal to the initial public offering price per share in the Offering, effective only immediately prior to the consummation of the Offering. Once effective, these Stock Options will be immediately exercisable.

  TERMS AND CONDITIONS OF STOCK OPTIONS

    The exercise price of all ISOs granted under the 1997 Incentive Stock Plan is not less than the fair market value of the Class A Common Stock on the date of grant. The exercise price of all NQSOs granted under the 1997 Incentive Stock Option Plan are determined by the Committee, although the initial awards will be made at fair market value of the Class A Common Stock on the date of grant. The term of each Stock Option granted under the 1997 Incentive Stock Plan are determined by the Committee but will in no event be greater than ten years from the date of grant.

    With respect to ISOs granted to a grantee who owns stock possessing more than 10% of the voting rights of the Company's outstanding capital stock on the date of grant, the exercise price of the ISO shall be equal to 110% of the fair market value of the Class A Common Stock subject to the ISO on the date of grant and the ISO may not be exercisable more than five years after the date of grant.

    Stock Options shall vest and become exercisable over a period of years as determined by the Committee.

    Upon the exercise of a Stock Option, the grantee must pay the exercise price in cash. Notwithstanding the foregoing, at the discretion of the Committee, the exercise price may be paid with shares of Class A Common Stock already owned by, and in possession of, the grantee or with a combination of cash or shares of Class A Common Stock.

    The aggregate fair market value of the Class A Common Stock (determined on the date of grant) for which ISOs granted under the 1997 Incentive Stock Plan and any other plan of the Company or a subsidiary may be exercisable for the first time by any grantee during any calendar year cannot exceed $100,000 or such other amount as may be prescribed under the Code or applicable regulations and rulings from time to time. To the extent that the aggregate fair market value exceeds $100,000, such Stock Options will be treated as NQSOs.

  ACCELERATION OF VESTING AND EXERCISABILITY

    If a grantee's employment with the Company is terminated because of the grantee's death, or the grantee's retirement on or after attaining age sixty-five prior to the date of the Stock Option is by its terms exercisable, the Stock Option shall be immediately exercisable (and the restrictions thereof, if any, shall lapse) as of the date of the termination of the grantee's employment, subject to the other terms of the 1997 Incentive Stock Plan.

    Upon a Change in Control (as defined below), and at the sole discretion of the Board of Directors, each holder of a Stock Option shall have the right to exercise the Stock Option in full without regard to any waiting period, installment period or other limitation or restriction thereon.

    In general, under the 1997 Incentive Stock Plan, a "Change in Control" of the Company shall be deemed to have occurred as of the first day any one or more of the following four conditions have been satisfied: (i) any event whereby a Person (as defined below) (other than (a) the Company or an affiliate, as defined in the Exchange Act of the Company, or (b) any employee benefit plan or trust sponsored or maintained by the Company or an affiliate, as defined in the Exchange Act) (x) acquires 50% or more of the Company's outstanding voting securities or (y) acquires (in one transaction or in a series of related transactions) a subsidiary, business unit, segment or division of the Company as defined by the Committee (provided, however, that in such event a Change in Control shall be deemed to occur only with respect to employees of such subsidiary, business unit, segment or division and who cease to be employees of the Company or any "affiliate" of the Company); (ii) a change in the composition of the Board of Directors such that at any time a majority of the Board of Directors shall not have been members of the Board of Directors for twenty-four months; provided, however, that directors who were appointed or nominated for election by at least two-thirds of the directors who were directors at the beginning of such twenty-four month period (or deemed to be such directors under this clause (ii)) shall be deemed to be directors at the beginning of such twenty-four month period for the purposes of this clause (ii);
(iii) the stockholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company; or (iv) any consolidation or merger of the Company, other than a merger or consolidation of the Company in which the voting securities of the Company outstanding immediately prior thereto continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation. "Person" shall have the same meaning as ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Section 13(d) thereof.

  ADJUSTMENT PROVISIONS

    The total number and character of shares of Class A Common Stock subject to Awards and the number and character of shares of Class A Common Stock subject to outstanding Awards and/or the exercise price of such shares will be appropriately adjusted by the Committee if the shares of Class A Common Stock are changed into or exchanged for a different number or kind of shares of stock or other securities of the Company or of another corporation (whether by reason of merger, consolidation, recapitalization, reclassification, split, reverse split, combination of shares, or otherwise). The Committee may also make appropriate adjustments in the event of a merger, consolidation or other transaction or event having a similar effect.

  AMENDMENT AND TERMINATION OF THE 1997 INCENTIVE STOCK PLAN

    Unless terminated earlier by action of the Board of Directors, the 1997 Incentive Stock Plan will terminate on the tenth anniversary of its adoption and no additional grants under the 1997 Incentive Stock Plan will be made after that date.

    Except as provided below, the Board of Directors may amend or terminate the 1997 Incentive Stock Plan at any time. The 1997 Incentive Stock Plan may not however be amended without the approval of the holders of a majority of the outstanding voting stock of the Company (i) to decrease the minimum exercise price for ISOs; (ii) to extend the term of the 1997 Incentive Stock Plan beyond ten years, (iii) to extend the maximum terms of the Awards granted beyond ten years, (iv) to withdraw the administration of the 1997 Incentive Stock Plan from the Committee, (v) to change the class of eligible employees, officers, directors and other grantees, (vi) to increase the aggregate number of shares of Class A Common Stock which may be issued under the Plan, and (vii) to otherwise require stockholder approval to comply with Rule 16b-3 under the Exchange Act or any other applicable law, regulation, or listing requirement or to qualify for an exemption or characterization that is deemed desirable by the Board of Directors. Furthermore, no amendment or termination of the 1997 Incentive Stock Plan shall, without the written consent of the grantee, alter the terms of Awards already granted and such Stock Options shall remain in full force and effect as if the 1997 Incentive Stock Plan had not been terminated.

  MODIFICATION, EXTENSION AND RENEWAL OF OPTIONS

    The Committee may, within the limitations of the 1997 Incentive Stock Plan, modify, extend or renew outstanding Awards granted under the 1997 Incentive Stock Plan, or accept the surrender of outstanding Awards and authorize the granting of new Awards in substitution therefor. No modification may, without the consent of the grantee, alter or impair any rights or obligations under any Award theretofore granted to the grantee nor shall any modification adversely affect the status of an ISO under Section 422 of the Code.

  TRANSFERABILITY OF AWARDS AND OTHER PROVISIONS

    The rights of a grantee with respect to the Awards granted pursuant to the 1997 Incentive Stock Plan are not transferable other than by will or the laws of descent and distribution and are exercisable, during the lifetime of the grantee, only by the grantee or by the guardian or legal representative of the grantee acting in a fiduciary capacity on behalf of the grantee under state law or court supervision. An Award is not subject, in whole or in part, to attachment, execution or levy of any kind.

  RIGHTS UPON TERMINATION OF EMPLOYMENT

    If the grantee dies while an employee or when no longer an employee but while he or she still has the right to exercise an Award, the grantee's estate shall have the right for a period of one year following the date of death to exercise the Award to the extent such Award is exercisable and to the extent such Award has not yet expired.

    Upon a grantee's retirement from the Company or a subsidiary on or after attaining age sixty-five the grantee shall have the right for a period of three months following the date of retirement to exercise an Award to the extent such Award is exercisable and to the extent such Award has not yet expired.

    Upon a grantee's termination of employment from the Company or a subsidiary on account of disability, the grantee or the legal representative of the grantee, shall have the right for a period of one year following the date of such termination to exercise an Award to the extent such award is exercisable and to the extent such Award has not yet expired.

    In the event the grantee's employment with the Company or a subsidiary is terminated for any reason other than disability, death or retirement on or after attaining age sixty-five, the grantee may exercise an Award within three months after his or her termination of employment.

  RIGHTS AS STOCKHOLDER

    No grantee of any Stock Option has any rights as a stockholder with respect to any shares of Class A Common Stock subject to his or her Stock Option prior to the date on which he or she is recorded as the holder of such shares of Class A Common Stock on the records of the Company.

  RIGHT TO CONTINUED EMPLOYMENT

    The 1997 Incentive Stock Plan is not a contract of employment, and the terms of employment of any grantee shall not be affected in any way by the 1997 Incentive Stock Plan or related instruments except as specifically provided therein. The establishment of the 1997 Incentive Stock Plan shall not be construed as conferring any legal rights upon any grantee for a continuation of employment, nor shall it interfere with the right of the Company or any subsidiary to discharge any grantee and to treat him or her without regard to the effect which such treatment might have upon him or her as a grantee.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth, as of December 2, 1997, certain information regarding the beneficial ownership of the Company's voting stock by (i) each of the Company's directors (including nominees), (ii) each person believed by the Company to own beneficially more than 5% of its outstanding voting stock, (iii) each of the Company's Named Executive Officers and (iv) all executive officers and directors of the Company as a group. Except as otherwise indicated, each stockholder listed below has sole voting and investment power with respect to shares beneficially owned by such person.


                                                                                                           AS ADJUSTED
                                                                             PRO FORMA FOR             FOR THE OFFERING(1)
                                                                                  THE           ---------------------------------
                                                                            RECLASSIFICATION                              PERCENT
                                                                           ------------------                               OF
                                                                            NUMBER    PERCENT    NUMBER      PERCENT       TOTAL
                                                               TITLE OF       OF        OF         OF          OF         VOTING
                           NAME                                 CLASS       SHARES     CLASS     SHARES       CLASS       POWER(6)
-----------------------------------------------------------  ------------  ---------  -------   ---------   ---------     -------
Stuart and Anita Subotnick.................................    Class B     8,250,458    100.0%  8,250,458       100.0%      94.2%
c/o Metromedia Company                                       Common Stock
    215 East 67th Street
    New York, New York 10021

Michael Kakoyiannis........................................    Class A     1,125,062    100.0%  1,125,062        21.5%       1.3%
c/o Big City Radio, Inc.                                     Common Stock
    11 Skyline Drive
    Hawthorne, New York 10532
Silvia Kessel..............................................                       --        *          --(2)         *         *
Arnold L. Wadler...........................................                       --        *          --(2)         *         *
Leonard White..............................................                       --        *       2,500(3)         *         *
Steven G. Blatter..........................................                       --        *      25,000(4)         *         *
Paul R. Thomson............................................                       --        *      25,000(4)         *         *
All Directors and Executive Officers as a Group (8                         1,125,062    100.0%  1,227,562(5)      23.5%        *
    persons)...............................................


------------------------

*   less than 1.0%

(1) The shares of Class B Common Stock are convertible into shares of Class A Common Stock at the rate of one share of Class A Common Stock for each share of Class B Common Stock and the holders of shares of Class B Common Stock are entitled to 10 votes per share.

(2) Does not include 50,000 shares issuable upon exercise of options that will become exercisable in five annual installments, as determined by the Board of Directors.

(3) Includes 2,500 shares issuable upon exercise of options that are exercisable within 60 days of December 2, 1997.

(4) Includes 25,000 shares issuable upon exercise of options that are currently exercisable and does not include 50,000 shares issuable upon exercise of options that will become exercisable in five annual installments, as determined by the Board of Directors.

(5) Includes 102,500 shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of December 2, 1997 and does not include 300,000 shares issuable upon exercise of options that will become exercisable in five annual installments, as determined by the Board of Directors.

(6) Assuming that all the options granted under the 1997 Incentive Stock Plan have not been exercised.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

HISTORICAL TRANSACTIONS

    On May 29, 1996, the Company was merged with Q Broadcasting, Inc., a Delaware corporation owned by Mr. and Mrs. Subotnick, with the Company as the surviving corporation. As a result of the merger, Mr. and Mrs. Subotnick each received 216 shares of Old Common Stock.

    On May 30, 1996, the Company entered into the Existing Credit Facility with Chase and several other lenders pursuant to which Chase and such other lenders agreed to make revolving credit loans to the Company from time to time until May 31, 2001 or earlier, as provided under the Existing Credit Facility. The payment and performance by the Company under the Existing Credit Facility is guaranteed by Stuart Subotnick under a Guarantee Agreement, dated as of May 30, 1996. Simultaneously with the consummation of the Offering and the application or the use of proceeds therefrom, Mr. Subotnick's guarantee will terminate.

    In addition, pursuant to a Pledge Agreement, dated as of May 30, 1996 (the "Old Pledge Agreement"), the Principal Stockholders each granted Chase a first priority security interest in their shares of Old Common Stock and Mr. Kakoyiannis granted Chase a second priority security interest in his shares of Old Common Stock. In connection with the consummation of the Offering, the Old Pledge Agreement will terminate.

    The Principal Stockholders have made various loans to the Company in order to finance the Company's radio station acquisitions and working capital requirements. The loans from the Principal Stockholders bear interest at variable rates not exceeding 8%, payable monthly, and aggregated approximately $8.7 million of principal amount on May 30, 1996. In May 1996, in connection with the merger of Q Broadcasting, Inc. with and into the Company, the Principal Stockholders contributed $5.1 million principal amount of stockholders' loans to Q Broadcasting, Inc. to the capital of Q Broadcasting, Inc. The Principal Stockholders' outstanding loans to Q Broadcasting, Inc. and to the Company of $11.7 million of aggregate principal amount were subordinated to the Existing Credit Facility by a subordinated promissory note dated May 24, 1996. On September 30, 1997, the loans from the Principal Stockholders aggregated approximately $13.2 million of principal amount. Immediately prior to the consummation of the Offering, the Principal Stockholders will contribute the entire amount of their outstanding stockholders' loans to the capital of the Company.

    As of July 1, 1997, Mr. and Mrs. Subotnick transferred an aggregate of 68 shares of Old Common Stock to Mr. Kakoyiannis as an employment incentive.

    Mr. Subotnick and Mr. Kakoyiannis entered into a Loan Agreement, dated as of August 4, 1995, as amended, pursuant to which Mr. Subotnick made a loan to Mr. Kakoyiannis as evidenced by a promissory note, dated August 4, 1995, in the original principal amount of $500,000. This loan is secured by a first priority security interest in favor of Mr. Subotnick in Mr. Kakoyiannis' shares of Old Common Stock.

    On December 1, 1997, the Board of Directors granted to each of Steven G. Blatter, David J. Howard, Alan D. Kirschner, Sean O'Neill, Bryan Subotnick and Paul R. Thomson Stock Options to purchase up to 25,000 shares (which represents an aggregate of 150,000 shares) of Class A Common Stock at an exercise price of $6.00 per share. Also on December 1, 1997, the Board of Directors granted to each of Steven G. Blatter, David J. Howard, Alan D. Kirschner, Sean O'Neill, Bryan Subotnick, Paul R. Thomson, Silvia Kessel and Arnold Wadler Stock Options to purchase up to 50,000 shares (which represents an aggregate of 400,000 shares) of Class A Common Stock and granted to Leonard White Stock Options to purchase up to 2,500 shares of Class A Common Stock, at an exercise price per share equal to the initial public offering price per share in the Offering, effective only immediately prior to the consummation of the Offering.

TRANSACTIONS ENTERED INTO IN CONNECTION WITH THE OFFERING

    RECLASSIFICATION

    Immediately prior to the consummation of the Offering, the Company intends to effect the Reclassification. Pursuant to the Reclassification, each share of Old Common Stock outstanding or to be issued upon exercise of the stock options granted under the 1997 Incentive Stock Plan will be reclassified into 7,610 shares of Class A Common Stock. Also in connection with the Offering, Mr. and Mrs. Subotnick will exchange each share of Class A Common Stock held by them for one share of Class B Common Stock. See "Description of Capital Stock" for a description of the relative rights of holders of Class A Common Stock and Class B Common Stock.

    CONVERSION FROM S-CORPORATION INTO A C-CORPORATION

    In connection with the consummation of the Offering, the Company will convert from an S-Corporation to a C-Corporation.

    CHANGE IN THE COMPANY'S FISCAL YEAR

    In connection with the consummation of the Offering, the Company will change its fiscal year-end from September 30 to December 31.

    TERMINATION OF SHAREHOLDERS' AGREEMENT

    In connection with the Offering, the Company, Mr. Kakoyiannis and the Principal Stockholders will terminate an existing Shareholders' Agreement, dated as of October 17, 1994, by and among the Company, the Principal Stockholders and Mr. Kakoyiannis.

    EQUITY CONTRIBUTION

    Immediately prior to the consummation of the Offering, the Principal Stockholders will either contribute the entire amount of certain outstanding stockholders' loans made by them to the Company to the capital of the Company or contribute cash in an amount sufficient to repay a portion of the outstanding stockholders' loans made to the Company and will contribute the remaining balance of such loans to the capital of the Company (all such outstanding stockholders' loans aggregated $13.2 million as of September 30, 1997). See "--Historical Transactions."

                         DESCRIPTION OF CREDIT FACILITY

    The Company has received a commitment letter from Chase to enter into the Credit Facility. The Credit Facility will replace the Company's existing Credit Agreement, dated as of May 30, 1996, as amended, among the Company, several financial institutions and Chase, as agent (the "Existing Credit Facility").


    Under the terms of the Credit Facility, the Company will have a $35.0 million reducing revolving loan facility if the net proceeds of the Offering equal or exceed $35.0 million; if the net proceeds of the Offering are less than $35.0 million, the amount of the revolving credit facility will be reduced dollar-for-dollar to a minimum of $29.0 million (assuming the net proceeds of the Offering are $33.0 million (using an initial offer price of $9.00, the midpoint of the range of prices on the cover of this Prospectus), the amount of the Credit Facility will be $33.0 million). The Credit Facility will mature on the fifth anniversary of the closing of the Offering. Outstanding amounts under the Credit Facility will bear interest at a rate based, at the option of the Company, on the participating bank's prime rate, or the London Interbank Borrowing Rate plus an applicable margin that will vary (from .5% to 2.00% for prime rate loans and 1.50% to 3.00% for LIBOR loans). Chase's commitment under the Credit Facility will be reduced by 20% on each of the second anniversary of the closing date of the Offering and on the third and fourth anniversaries of the closing date and the entire remaining amount will terminate on the fifth anniversary of the closing date. In addition, on each April 30, commencing April 30, 1999, the total commitment amount will be reduced by 50% of the Company's excess cash flow (as defined in the Credit Facility) during the most recently completed fiscal year. In addition, Chase's commitment shall also be reduced upon receipt of certain net cash proceeds in excess of specified amounts from the sale of assets of the Company which are not applied to purchase additional assets, which reductions will be applied to the remaining scheduled reductions mentioned above, ratably, in accordance with the amounts of such scheduled reductions. The Company will pay an unused commitment fee of .50% on undrawn amounts under the Credit Facility.


    The Credit Facility will contain certain financial and operational covenants and other restrictions with which the Company must comply, including, among others, limitations on capital expenditures, the incurrence of additional indebtedness, restrictions on the use of borrowings, limitations on paying cash dividends and redeeming or repurchasing capital stock of the Company, and requirements to maintain certain financial ratios, including, but not limited to, minimum EBITDA for 1998 and each year thereafter, maximum total leverage, minimum interest coverage and minimum fixed charge coverage.


    The Credit Facility will contain customary conditions precedent, including consummation of this Offering and events of default, including material misrepresentations, payment defaults and default in the performance of other covenants, certain bankruptcy defaults, events having a material and adverse effect on the Company and revocation of the any of the Company's broadcast licenses. The Credit Facility will also provide that an event of default will occur upon the occurrence of a "change of control" as defined in the Credit Facility. For purposes of the Credit Facility, a change of control will occur when (i) any person or group other than the Principal Stockholders and their affiliates obtains the power to elect a majority of the Board of Directors, (ii) the Company fails to own 100% of the capital stock of its subsidiaries owning any of the FCC broadcast licenses, or when (iii) the Board of Directors does not consist of a majority of continuing directors.


    The Credit Facility will be secured by a first priority security interest in favor of Chase in all tangible and intangible property and assets of the Company. See "Risk Factors--Substantial Leverage; Pledge of Assets; Covenants."

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company will upon consummation of the Reclassification consist of 120,000,000 shares of capital stock, of which 80,000,000 shares will have been designated as Class A Common Stock, 20,000,000 shares will have been designated as Class B Common Stock, and 20,000,000 shares will have been designated as Preferred Stock, par value $.01 per share (the "Preferred Stock"). Effective upon completion of the Offering, 5,125,062 shares of Class A Common Stock will be issued and outstanding, 8,250,458 shares of Class B Common Stock will be issued and outstanding and no shares of Preferred Stock will be issued and outstanding. In addition, 8,250,458 shares of Class A Common Stock will be reserved for issuance upon conversion of the Class B Common Stock, 700,000 shares of Class A Common Stock will be reserved for issuance under options that may be issued under the 1997 Incentive Stock Plan and 281,265 shares of Class A Common Stock will be reserved for issuance under Mr. Kakoyiannis' employment agreement. Immediately prior to the consummation of the Offering, there will be one holder of record of Class A Common Stock and two holders of record of Class B Common Stock.

    The following summary of certain provisions of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Amended and Restated Certificate of Incorporation (the "Amended and Restated Certificate of Incorporation") and Amended and Restated Bylaws (the "Bylaws"), copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part (the "Registration Statement").

COMMON STOCK

    The shares of Class A Common Stock and Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions with respect to the shares of the Class B Common Stock. The number of authorized shares of any class or classes of capital stock of the Company may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the Common Stock of the Company entitled to vote generally in the election of directors irrespective of the provisions of Section 242(b)(2) of the DGCL or any corresponding provisions hereinafter enacted.

VOTING RIGHTS

    The holders of Class A Common Stock are entitled to one vote per share. Holders of Class B Common Stock are entitled to ten votes per share. Holders of all classes of Common Stock entitled to vote will vote together as a single class on all matters presented to the stockholders for their vote or approval except for the election and the removal of directors as described below and as otherwise required by applicable law. In addition, with respect to the election of directors, the Company's Amended and Restated Certificate of Incorporation provides that holders of Class B Common Stock will vote as a separate class to elect up to 75% of the members of the Company's Board of Directors. Stockholders have no cumulative voting rights.

    Directors may be removed, with or without cause, only by the holders of the class of Common Stock or series of Preferred Stock that, as of the date such removal is effected, would be entitled to elect such directors at the next annual meeting of stockholders. Vacancies in a directorship may be filled only by (a) the remaining directors elected by holders of each class of Common Stock or series of Preferred Stock that (x) elected such director and (y) as of the date such vacancy is filled, would be entitled to elect such director at the next annual meeting of the stockholders or (b) if there are no such remaining directors, then by the vote of the holders of the class or classes of Common Stock or series of Preferred Stock, that, as of the date such vacancy is filled, would be entitled to elect such director at the next annual meeting of stockholders, voting as a separate class at a meeting, special or otherwise, of the holders of Common Stock of such class or series of Preferred Stock.

DIVIDENDS

    Holders of Class A Common Stock and the Class B Common Stock are entitled to receive dividends at the same rate if, as and when such dividends are declared by the Board of Directors out of assets legally available therefor after payment of dividends required to be paid on shares of Preferred Stock, if any. The Company may not make any dividend or distribution to any holder of any class of Common Stock unless simultaneously with such dividend or distribution the Company makes the same dividend or distribution with respect to each outstanding share of Common Stock regardless of class. In the case of a dividend or other distribution payable in shares of a class of Common Stock, including distributions pursuant to stock splits or divisions of Common Stock, only shares of Class A Common Stock may be distributed with respect to Class A Common Stock and only shares of Class B Common Stock may be distributed with respect to Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of the Common Stock, is payable in shares of a class of Common Stock, the number of shares of each class of Common Stock payable per share of such class of Common Stock shall be equal in number. In the case of dividends or other distributions consisting of other voting securities of the Company or of voting securities of any corporation which is a wholly-owned subsidiary of the Company, the Company shall declare and pay such dividends in three separate classes of such voting securities, identical in all respects except that (i) the voting rights of each such security issued to the holders of Class A Common Stock shall be one-tenth of the voting rights of each such security issued to holders of Class B Common Stock, (ii) such security issued to holders of Class B Common Stock shall convert into the security issued to the holders of Class A Common Stock upon the same terms and conditions applicable to the conversion of Class B Common Stock into Class A Common Stock and shall have the same restrictions on transfer and ownership applicable to the transfer and ownership of the Class B Common Stock, and (iii) with respect only to dividends or other distributions of voting securities of any corporation which is a wholly owned subsidiary of the Company, the respective voting rights of each such security issued to holders of the Class A Common Stock and Class B Common Stock with respect to the election of directors shall otherwise be as comparable as is practicable to those of the Class A Common Stock and Class B Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of the Company or voting securities of any corporation which is a wholly owned subsidiary of the Company, the Company shall provide that such convertible or exchangeable securities and the underlying securities be identical in all respects (including, without limitation, the conversion or exchange rate) except that the underlying securities may have the same differences as they would have if the Company issued voting securities of the Company or of a wholly owned subsidiary rather than issuing securities convertible into, or exchangeable for, such securities. The Company does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy."

RESTRICTIONS ON ADDITIONAL ISSUANCES AND TRANSFER

    The Company may not issue or sell any shares of Class B Common Stock or any securities (including, without limitation, any rights, options, warrants or other securities) convertible into, or exchangeable or exercisable for, shares of Class B Common Stock to any person or entity other than to the Principal Stockholders, their affiliates or relatives (each, a "Permitted Holder"). Additionally, shares of Class B Common Stock may not be transferred, whether by sale, assignment, gift, bequest, appointment or otherwise, to a person other than to a Permitted Holder. Notwithstanding the foregoing (i) any Permitted Holder may pledge his, her or its shares of Class B Common Stock to a financial institution pursuant to a bona fide pledge of such shares as collateral security for indebtedness due to the pledgee provided that such shares remain subject to the transfer restrictions and that, in the event of foreclosure or other similar action by the pledgee, such pledged shares of Class B Common Stock may only be transferred to a Permitted Holder or converted into shares of Class A Common Stock, as the pledgee may elect and (ii) the foregoing transfer restrictions shall not apply in the case of a merger, consolidation or business combination of the Company with or into another corporation in which all of the outstanding shares of Common Stock and Preferred Stock of the Company regardless of class are purchased by the acquiror.

CONVERSION

    Shares of Class A Common Stock have no conversion rights. Shares of Class B Common Stock are convertible into shares of Class A Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A Common Stock for each share of Class B Common Stock converted. Additionally, at such time as any share of Class B Common Stock ceases to be held by any of the Principal Stockholders, their affiliates or relatives, such share of Class B Common Stock shall convert into a share of Class A Common Stock. The Company covenants that (i) it will at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, such number of shares of Class A Common Stock issuable upon the conversion of all outstanding shares of Class B Common Stock, (ii) it will cause any shares of Class A Common Stock issuable upon conversion of a share of Class B Common Stock that require registration with or approval of any governmental authority under federal or state law before such shares may be issued upon conversion to be so registered or approved and (iii) it will use its best efforts to list the shares of Class A Common Stock required to be delivered upon conversion prior to such delivery upon such national securities exchange upon which the outstanding Class A Common Stock is listed at the time of such delivery.

RECLASSIFICATION AND MERGER

    In the event of a reclassification or other similar transaction as a result of which the shares of Class A Common Stock are converted into another security, then a holder of Class B Common Stock will be entitled to receive upon conversion the amount of such other security that the holder would have received if the conversion occurred immediately prior to the record date of such reclassification or other similar transaction. No adjustments in respect of dividends will be made upon the conversion of any share of Class B Common Stock; except if a share is converted subsequent to the record date for the payment of a dividend or other distribution on shares of Class B Common Stock but prior to such payment, then the registered holder of such share at the close of business on such record date will be entitled to receive the dividend or other distribution payable on such date regardless of the conversion thereof or the Company's default in payment of the dividend due on such date.

    In the event the Company enters into any consolidation, merger, combination or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then, and in such event, the shares of each class of Common Stock will be exchanged for or changed into either (i) the same amount of stock, securities, cash and/or any other property, as the case may be, into which or for which each share of any other class of Common Stock is exchanged for or changed into; provided that if shares of Common Stock are exchanged for or into shares of capital stock, such shares so exchanged for or changed into may differ to the extent and only to the extent that the Class A Common Stock and the Class B Common Stock differ as provided in the Company's Amended and Restated Certificate of Incorporation or (ii) if holders of each class of Common Stock are to receive different distributions of stock, securities, cash and/or any other property, an amount of stock, securities, cash and/or property per share having a value, as determined by an independent investment banking firm of national reputation selected by the Board of Directors, equal to the value per share into which or for which each share of any other class of Common Stock is exchanged or changed.

LIQUIDATION

    In the event of a liquidation of the Company, after payment of the debts and other liabilities of the Company and after making provision for the holders of Preferred Stock, if any, the remaining assets of the Company will be distributable ratably among the holders of the Class A Common Stock and Class B Common Stock treated as a single class.

OTHER PROVISIONS

    Except as described below, the holders of the Class A Common Stock and Class B Common Stock are not entitled to preemptive rights. None of the Class A Common Stock or Class B Common Stock may be subdivided or combined in any manner unless the other classes are subdivided or combined in the same proportion. The Company may not make any offering of options, rights or warrants to subscribe for shares of Class B Common Stock. If the Company makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than Class B Common Stock) to all holders of a class of Common Stock, then the Company is required to simultaneously make an identical offering to all holders of the other classes of Common Stock other than to any class the holders of which, voting as a separate class, agree that such offering need not be made to such class. All such options, rights or warrants offerings shall offer the respective holders of Class A Common Stock and Class B Common Stock the right to subscribe at the same rate per share. All outstanding shares of Common Stock are, and all shares of Common Stock offered hereby when issued will be, upon payment therefor, validly issued, fully paid and nonassessable.

    The DGCL does not require stockholder approval for any issuance of authorized shares of Common Stock. Such authorized and unissued shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of unissued and unreserved shares of Common Stock may be to enable the Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy consent or otherwise, and thereby protect the continuity of the Company's current management and possibly deprive the stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

    At present there is no established trading market for the Class A Common Stock.


    The shares of the Class A Common Stock offered hereby have been approved for listing on the AMEX under the symbol "YFM."


PREFERRED STOCK

    The Board of Directors will have the authority, without any further action by the stockholders of the Company, to issue from time to time shares of Preferred Stock in one or more series and to fix the designations, preferences, rights, qualifications, limitations and restrictions thereof, including voting rights, dividend rights, dividend rates, conversion rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series. The issuance of Preferred Stock with voting rights could have an adverse effect on the voting power of holders of Common Stock by increasing the number of outstanding shares having voting rights. In addition, if the Board of Directors authorizes Preferred Stock with conversion rights, the number of shares of Common Stock outstanding could potentially be increased up to the authorized amount. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock. Any such issuance could also have the effect of delaying, deterring or preventing a change in control of the Company and may adversely affect the rights of holders of Common Stock. The Board of Directors does not presently intend to issue any additional shares of Preferred Stock.

DELAWARE LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

    As a Delaware corporation, the Company is subject to the DGCL, including
Section 203. Section 203 of the DGCL prohibits certain transactions between a Delaware corporation and an "interested stockholder," which is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder, unless (i) prior to the date the interested stockholder becomes an interested stockholder, the business combination or the transaction by which the stockholder becomes an interested stockholder is approved by the corporation's board of directors, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, such stockholder held at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (other than stock held by directors who are also officers or by certain employee stock plans) or (iii) the business combination is approved by a majority of the board of directors, and at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. Mr. and Mrs. Subotnick are interested stockholders under the DGCL. However since their acquisition of the Company's securities was approved in advance by the Company's Board of Directors, they would not be prohibited from engaging in a business combination with the Company.

    In the event that the Company learns of a new attributable stockholder and if such stockholder holds interests that exceed the FCC limits on media ownership or if the Company learns that Aliens own, control or vote stock in the Company in excess of the Communications Act limits, under the Amended and Restated Certificate of Incorporation, the Board of Directors of the Company has the corporate power to redeem stock of the Company's stockholders to the extent necessary to be in compliance with FCC and Communications Act requirements. See "Business--Federal Regulation of Radio Broadcasting."

    The Amended and Restated Certificate of Incorporation and Bylaws include certain provisions which are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and which may have the effect of delaying, deterring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Board of Directors. Such provisions may also render the removal of directors and management more difficult.

  ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

    The Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual or special meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 70 days nor more than 90 days prior to the meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 20 days or delayed by more than 70 days from such anniversary date, notice by the stockholder to be timely must be received no earlier than the close of business on the ninetieth day prior to such annual meeting and not later than the close of business on the later of the seventieth day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. The Bylaws also specify certain requirements for a stockholder's notice to be in proper written form. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from making nominations for directors at an annual or special meeting.

    The Company's Amended and Restated Certificate of Incorporation provides that to the fullest extent permitted by the DGCL, a director of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under current Delaware law, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,
(iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of the provisions of the Amended and Restated Certificate of Incorporation and the Bylaws is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Amended and Restated Certificate of Incorporation and the Bylaws provide that the Company shall indemnify its directors, officers, employees and agents to the extent not prohibited by Delaware law.

    In addition, prior to the completion of the Offering, the Company intends to enter into agreements (the "Indemnification Agreements") with each of the directors of the Company pursuant to which the Company will agree to indemnify each such director against claims, liabilities, damages, expenses, losses, costs, penalties or amounts paid in settlement (collectively, "Losses") incurred by such director and arising out of his capacity as a director, executive officer, employee and/or agent of the Company to the maximum extent permitted by applicable law. In addition, such director or officer shall be entitled to an advance of expenses to the maximum extent authorized or permitted by law to meet the obligations indemnified against. The Indemnification Agreements will also obligate the Company to purchase and maintain insurance for the benefit and on behalf of its directors insuring against all liabilities that may be incurred by such director in or arising out of his capacity as a director, officer, employee and/or agent of the Company.

    To the extent that the Board of Directors or the stockholders of the Company may in the future wish to limit or repeal the ability of the Company to indemnify directors, such repeal or limitation may not be effective as to directors who are currently parties to the Indemnification Agreements, because their rights to full protection will be contractually assured by the Indemnification Agreements. It is anticipated that similar contracts may be entered into, from time to time, with future directors and with executive officers of the Company.

REGISTRATION RIGHTS

    Under Mr. Kakoyiannis' employment agreement, the Company is obligated to register the 281,265 shares of Class A Common Stock that may be issued to Mr. Kakoyiannis with the registration statement on Form S-8 that the Company intends to file with the Commission to cover the shares of Class A Common Stock underlying outstanding options and options granted under the 1997 Incentive Stock Plan.

    In connection with the consummation of the Offering, the Company will enter into registration rights agreements with Mr. Kakoyiannis and the Principal Stockholders pursuant to which the Company will agree (subject to certain limitations and under certain circumstances) to register for sale the shares of Class A Common Stock held by Mr. Kakoyiannis on the date of this Prospectus and the shares of Class A Common Stock that may be issued to the Principal Stockholders upon conversion of the shares of Class B Common Stock issued to them in the Reclassification.


    Pursuant to these registration rights agreements, Mr. Kakoyiannis or the Principal Stockholders may at any time after the Company qualifies to utilize a Registration Statement on Form S-3 to register its shares of Class A Common Stock, demand that the Company register their shares of Class A Common Stock (assuming the Principal Stockholders have converted their shares of Class B Common Stock into shares of Class A Common Stock) and, upon such demand, the Company is required to use its best efforts to effect such registration. The Company is not required to effect (i) more than three registrations in the aggregate for Mr. Kakoyiannis and six registrations in the aggregate for the Principal Stockholders, (ii) more than two such registrations within any six month period for each of Mr. Kakoyiannis and the Principal Stockholders, (iii) any such registration within six months after the effectiveness of a registration statement by the Company offering its shares of Class A Common Stock (other than a registration statement on Form S-8 with respect to an employee benefit plan), or (iv) any such registration valued at less than $10.0 million based upon the then current market price or fair market value as estimated by the Company's Board of Directors.

    Each time the Company proposes to file a registration statement to register its securities (except for registration on Form S-4 or on Form S-8), the Company will use its best efforts to effect the registration of shares requested by Mr. Kakoyiannis or the Principal Stockholders provided that the amount of such securities requested to be registered may be limited by the underwriters in an underwritten offering based on such underwriters' determination that inclusion of the total amount of shares of Class A Common Stock requested to be registered would materially and adversely affect the success of the offering.

    Promptly after completion of the Offering, the Company intends to file with the Commission a registration statement on Form S-8, covering the shares of Class A Common Stock underlying options granted or to be granted under the 1997 Incentive Stock Plan and the shares that may be issued to Mr. Kakoyiannis pursuant to his employment agreement with the Company.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Class A Common Stock will be Chase Mellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to the Offering, there has been no market for the shares of Class A Common Stock. Sales of a substantial amount of Class A Common Stock in the public market, or the perception that such sales may occur, could adversely affect the market price of the Class A Common Stock prevailing from time to time in the public market and could impair the Company's ability to raise additional capital through the sale of its equity securities in the future.

    In general, under Rule 144 as currently in effect, if one year has elapsed since the later of the date of acquisition of restricted securities from the Company or any "affiliate" of the Company, as that term is defined under the Securities Act, the holder is entitled to sell within any three-month period a number of shares of Class A Common Stock that does not exceed the greater of 1% of the then-outstanding shares of the Class A Common Stock or the average weekly trading volume of shares of Class A Common Stock on all exchanges and reported through the automated quotation system of a registered security association during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are also subject to certain restrictions on the manner of sales, notices, requirements and the availability of current public information about the Company. If two years have elapsed since the date of acquisition of restricted shares from the Company or from any "affiliate" of the Company, and the holder thereof is deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale, such person would be entitled to sell such Class A Common Stock in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

    Upon completion of the Offering, the Company will have approximately 5,125,062 shares of Class A Common Stock outstanding (5,725,062 if the Underwriters' overallotment option is exercised in full), including 4,000,000 shares of Class A Common Stock sold in the Offering (4,600,000 if the Underwriters' overallotment option is exercised in full) and 1,125,062 "restricted" shares of Class A Common Stock.

    The shares of Class A Common Stock offered in the Offering will be freely tradeable without restriction or further registration under the Securities Act by persons other than "affiliates" of the Company within the meaning of Rule
144. The holders of restricted shares generally will be entitled to sell these shares in the public securities market without registration under the Securities Act to the extent permitted by Rule 144 or any exemption under the Securities Act. The Company has granted certain registration rights to Mr. Kakoyiannis for all shares of Class A Common Stock held by him on the date of this Prospectus or to be issued pursuant to his employment agreement with the Company and to the Principal Stockholders with respect to all the shares of Class A Common Stock that may be issued to them upon conversion of the shares of Class B Common Stock issued to them in the Reclassification, only following the one year anniversary of the effectiveness of this Offering. Registration of such shares under the Securities Act would result in such shares becoming available for sale by non-affiliates in the public securities market without limitation, and by affiliates, subject to the limitations of Rule 144, immediately upon the effectiveness of such registration.

    The Company and each of its executive officers, directors and certain stockholders have entered into lock-up agreements with the Underwriters, providing that, subject to certain exceptions, they will not, for a period of 180 days from the date of this Prospectus, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of Class A Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of Class A Common Stock, file any registration statement with respect to any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for shares of Class A Common Stock, or make any demand for, or exercise any right with respect to the registration of any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for shares of Class A Common Stock, without prior written consent of DLJ, subject to certain exceptions. See "Underwriting."

    Promptly after completion of the Offering, the Company intends to file with the Commission a Registration Statement on Form S-8, covering the shares of Class A Common Stock underlying options granted or to be granted under the 1997 Incentive Stock Plan and the shares that may be issued to Mr. Kakoyiannis pursuant to his employment agreement with the Company. Such registration statement will become effective immediately upon filing with the Commission. As a result, the shares of Class A Common Stock so registered and acquired pursuant to the 1997 Incentive Stock Plan or issued to Mr. Kakoyiannis under his employment agreement will be available for sale by non-affiliates in the public market without limitation and by affiliates, subject to the volume limitations of Rule 144.

                                  UNDERWRITING

    Subject to the terms and conditions contained in the Underwriting Agreement,
dated       , 1997 (the "Underwriting Agreement"), between the Company and a syndicate of underwriters named below (the "Underwriters"), for whom DLJ and Furman Selz LLC are acting as representatives (the "Representatives"), the Underwriters have severally and not jointly agreed to purchase from the Company and the Company, has agreed to sell to them, the number of shares of Class A Common Stock set forth opposite their names below:

                                                                                             NUMBER OF
                                                                                              CLASS A
     UNDERWRITERS                                                                              SHARES
-------------------------------------------------------------------------------------------  ----------
Donaldson, Lufkin & Jenrette Securities Corporation........................................
Furman Selz LLC............................................................................

                                                                                             ----------
      Total................................................................................   4,000,000
                                                                                             ----------
                                                                                             ----------

    The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Class A Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. If any of the shares of Class A Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares (other than shares of Class A Common Stock covered by the over-allotment option described below) must be so purchased.

    The Company has granted to the Underwriters an option, exercisable at any time on or before 30 days after the date of this Prospectus, to purchase up to an aggregate of 600,000 additional shares of Class A Common Stock at the initial public offering price less the underwriting discounts and commissions, solely to cover over-allotments. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares of Class A Common Stock proportionate to such Underwriter's initial commitment as indicated in the table above.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    The Company and its executive officers and directors, subject to certain limited exceptions, have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for shares of Class A Common Stock or, enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of Class A Common Stock (regardless of whether any of the foregoing transactions is to be settled by the delivery of Class A Common Stock, or such other securities, in cash or otherwise) for a period of 180 days after the date of this Prospectus without the prior written consent of DLJ. In addition, during such period, without such prior written consent, and subject to certain limited exceptions, the Company has also agreed not to file a registration statement with respect to, and its executive officers and directors have agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of Class A

Common Stock or any securities convertible into or exercisable or exchangeable for shares of Class A Common Stock.

    At the request of the Company, the Underwriters have reserved up to 200,000 of the shares of Class A Common Stock offered hereby for sale at the public offering price to certain directors, officers and employees of the Company. The number of shares of Class A Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby. All purchasers of such reserved shares will be required to enter into agreements identical to those described in the immediately preceding paragraph restricting the transferability of such shares for a period of 180 days after the date of this Prospectus.

    Prior to the Offering, there has been no established trading market for the Class A Common Stock. The initial public offering price for the shares of Class A Common Stock offered was determined by negotiation between the Company and the Representatives. The factors considered in determining the initial public offering price include the history of and the prospects for the industry in which the Company competes, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the recent market prices of securities of generally comparable companies and the general conditions of the securities markets at the time of the Offering.

    The Representatives have advised the Company that the Underwriters propose to offer shares of Class A Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such price less a concession not in
excess of $    per share; that the Underwriters and such dealers may allow a
discount not in excess of $    per share on sales to certain other dealers; and
that, after the commencement of the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives on behalf of the Underwriters. The Representatives have informed the Company that they do not expect to confirm sales to accounts over which the Underwriters exercise discretionary authority.


    The shares of Class A Common Stock offered hereby have been approved for inclusion on the AMEX, under the symbol "YFM."


    In connection with Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A Common Stock. Specifically, the Underwriters may over-allot the Offering, creating a syndicate short position. The Underwriters may bid for and purchase shares of Class A Common Stock in the open market to cover syndicate short positions or to stabilize the price of the Class A Common Stock. In addition, the Underwriters may reclaim selling concessions from other Underwriters in the Offering, if they repurchase previously distributed shares of Class A Common Stock in syndicate covering transactions, in stabilization transactions or otherwise. These activities may stabilize or maintain the market price of the Class A Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end these activities at any time and will, in any event, be discontinued 30 days after settlement of the Offering.

    Other than in the United States, no action has been taken in any jurisdiction by the Company or the Underwriters that would permit a public offering of shares of Class A Common Stock in any jurisdiction where action for that purpose is required. The shares of Class A Common Stock offered hereby may not be offered or sold, directly or indirectly, and neither this Prospectus nor any other offering material or advertisements in connection with the offer and sale of the shares of Class A Common Stock may be distributed or published in or from any jurisdiction, except under circumstances that will result in compliance with applicable rules and regulations of any such jurisdiction. Persons into whose possession this Prospectus comes are hereby advised to inform themselves about and to observe any restrictions relating to the offering of shares of Class A Common Stock and the distribution of this Prospectus. This

Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Class A Common Stock in any jurisdiction or in any circumstances in which such an offer or solicitation is unlawful.

    Certain of the Underwriters and their affiliates have provided from time to time, and expect to provide in the future, commercial or investment banking services to the Company and its affiliates, for which such Underwriters and their affiliates have received and expect to receive customary fees and commissions.

                                 LEGAL MATTERS

    The validity of the shares of Class A Common Stock offered hereby and certain other legal matters in connection with the Class A Common Stock offered hereby will be passed upon for the Company by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

                                    EXPERTS

    The financial statements of the Company and related schedule for the Company as of December 31, 1996 and for the year then ended, the financial statements of WZVU-FM as of December 31, 1996 and 1995 and for the years then ended and the financial statements of WVVX as of December 31, 1996 and for the year then ended have been included herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The financial statements of the Company and related schedules as of December 31, 1995 and for the year then ended and for the year-ended September 30, 1994 and for the three months ended December 31, 1994 appearing herein have been audited by Holtz Rubenstein & Co., LLP, independent auditors as stated in their report appearing elsewhere in the Registration Statement, and upon the authority of said firm as experts in accounting and auditing.

                         CHANGE IN INDEPENDENT AUDITOR

    Effective September 1996, following the merger of the Company with Q, the Company appointed KPMG Peat Marwick LLP as successor independent auditor to replace Holtz Rubenstein & Co., LLP. The decision to change the Company's independent auditor was approved by the Board of Directors of the Company. The former auditor's reports for fiscal year ended September 30, 1994, the three months ended December 31, 1994 and the fiscal year ended December 31, 1995 are included in this Prospectus.

    Such reports do not contain an adverse opinion or a disclaimer of opinion or qualifications or modifications as to uncertainty, audit scope or accounting principles. There were no disagreements with the former auditor regarding any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure at the time of the change or with respect to the Company's financial statements for fiscal 1994 and 1995. Prior to retaining KPMG Peat Marwick LLP, the Company had not consulted with KPMG Peat Marwick LLP regarding the application of accounting principles to a specified transaction, either completed or proposed or the type of audit opinion that might be rendered on the Company's financial statements in any matter that was either the subject of a disagreement or a reportable event.

                      MARKET DATA AND CERTAIN DEFINITIONS

    Unless otherwise indicated herein, all markets, audience ratings and audience rankings have been derived for the indicated station or group of stations from surveys of the indicated demographic group listening Monday through Sunday, 6 a.m. to 12 midnight, based on the average of the survey periods for the referenced year, as reported by Arbitron, Radio Market Report, The Arbitron Company ("Arbitron"). Unless otherwise indicated herein, audience share data is expressed as the "local" average quarter hour share for each indicated radio station. A radio station's "local" audience share is derived by comparing the radio station's average quarter hour share to the total average quarter hour share for all stations listed as inside the MSA ("home-to-market" or "above the line") by Arbitron. Average quarter hour share is the percentage of the estimated number of persons who listened to a given radio station for a minimum of five minutes within a quarter hour compared to the total number of persons who listened to radio in the market within such quarter hour. The most recent Arbitron survey utilized in this Prospectus is Summer 1997. Unless otherwise indicated herein metro rank, market ranking by radio advertising revenue and market radio advertising revenue have been obtained from Investing in Radio, 1997 Market Report-- Third Edition, BIA Publications Inc. Information regarding radio station sales in each of the Company's markets has been obtained from Duncan's American Radio, L.L.C., as set forth in the following publications: (i) Duncan's Radio Market Guide 1996, (ii) American Radio, Fall 1996, (iii) Duncan's Radio Market Guide 1997, (iv) American Radio, Winter 1997 and (v) American Radio, Spring 1997.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Certain statements in this Prospectus under the caption "Prospectus Summary," "Risk Factors," "Business" and otherwise utilizing the phrases "will," "expects," "intends" and "contemplates" are "forward-looking" statements (as such term is defined in the Private Securities Litigation Reform Act of 1995), including statements regarding, among other items, (i) the Company's growth strategy, (ii) the Company's intention to acquire additional radio stations and to enter additional markets, (iii) the Company's expectation of improving the coverage areas of its radio stations and (iv) the Company's ability to successfully implement its business strategy. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of, among other things, the facts described in "Prospectus Summary," "Risk Factors" and "Business" including, among others, (i) changes in the competitive marketplace, including the introduction of new technologies or formatting changes by the Company's competitors, (ii) changes in the regulatory framework, (iii) changes in audience tastes and (iv) changes in the economic conditions of local markets. Other factors which may materially affect actual results include, among others, the following: general economic and business conditions; industry capacity; demographic changes; changes in political, social and economic conditions; and various other factors beyond the Company's control. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Prospectus will in fact transpire.

                             ADDITIONAL INFORMATION

    The Company is not currently subject to the information requirements of the Exchange Act. As a result of the Offering, the Company will be required to file reports and other information with the Commission pursuant to the informational requirements of the Exchange Act. The Company intends to furnish its stockholders with annual reports containing consolidated financial statements audited by independent certified public accountants and unaudited quarterly reports.

    The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the securities offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus, which is a part of the Registration Statement, omits certain information, exhibits, schedules and undertakings set forth in the Registration Statement. For further information pertaining to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents or provisions of any documents referred to herein are not necessarily complete, and in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

    The Registration Statement may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the Registration Statement may be obtained from the Commission at prescribed rates from the Public Reference Section of the Commission at such address and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov.

                              BIG CITY RADIO, INC.

                         INDEX TO FINANCIAL STATEMENTS

BIG CITY RADIO, INC.                                                                     PAGE
                                                                                       ---------

  Report of KPMG Peat Marwick LLP, Independent Auditors..............................        F-2
  Report of Holtz Rubenstein & Co., LLP, Independent Auditors........................        F-3
  Balance Sheets as of December 31, 1995 and 1996....................................        F-4
  Statements of Operations for the year ended September 30, 1994, the three months
    ended December 31, 1994 and the years ended December 31, 1995 and 1996...........        F-5
  Statements of Cash Flows for the year ended September 30, 1994, the three months
    ended December 31, 1994 and the years ended December 31, 1995 and 1996...........        F-6
  Statement of Stockholders' Deficit.................................................        F-7
  Notes to Financial Statements......................................................        F-8
  Balance Sheet as of December 31, 1996 and September 30, 1997 (unaudited)...........       F-18
  Statements of Operations for the nine month periods ended September 30, 1996 and
    1997 (unaudited).................................................................       F-19
  Statements of Cash Flows for the nine month periods ended September 30, 1996 and
    1997 (unaudited).................................................................       F-20
  Statement of Stockholders' deficit (unaudited).....................................       F-21
  Notes to Financial Statements (unaudited)..........................................       F-22


WZVU-FM
  Independent Auditors' Report.......................................................       F-26
  Balance Sheets as of December 31, 1995 and 1996 (audited) and May 31, 1997
    (unaudited)......................................................................       F-27
  Statements of Operations and Station Deficit for the years ended December 31, 1995 and 1996 (audited), for the five months ended May 31, 1996 and for the five
    months ended May 31, 1997 (unaudited)............................................       F-28
  Statements of Cash Flows for the years ended December 31, 1995 and 1996 (audited)
    and for the five months ended May 31, 1996 and for the five months ended May 31,
    1997 (unaudited).................................................................       F-29
  Notes to Financial Statements......................................................       F-30

WVVX-FM, INC.
  Independent Auditors' Report.......................................................       F-34
  Balance Sheets as of December 31, 1996 (audited) and July 31, 1997 (unaudited).....       F-35
  Statements of Operations for the period January 1, 1996 to June 13, 1996 (audited),
    June 14, 1996 to December 31, 1996 (audited) and for the seven months ended July
    31, 1997 (unaudited).............................................................       F-36
  Statements of Cash Flows for the period January 1, 1996 to June 13, 1996 (audited),
    June 14, 1996 to December 31, 1996 (audited) and for the seven months ended July
    31, 1997 (unaudited).............................................................       F-37
  Statement of Station Equity (Deficit) for the period January 1, 1996 to June 13,
    1996 (audited), June 14, 1996 to December 31, 1996 (audited) and for the seven
    months ended July 31, 1997 (unaudited)...........................................       F-38
  Notes to Financial Statements......................................................       F-39

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Big City Radio, Inc.:

    We have audited the accompanying balance sheet of Big City Radio, Inc. (formerly Odyssey Communications, Inc.) as of December 31, 1996, and the related statements of operations, stockholders' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Big City Radio, Inc. as of December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

New York, New York
September 10, 1997,
except as to note 1 which is
as of October 31, 1997

                                               KPMG Peat Marwick LLP

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Big City Radio, Inc.:

    We have audited the accompanying balance sheet of Big City Radio, Inc. (formerly Odyssey Communications, Inc.) as of December 31, 1995 and the related statements of operations, stockholders' deficit and cash flows for the years ended December 31, 1995 and September 30, 1994 and the three months ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Big City Radio, Inc. as of December 31, 1995, and the results of its operations and its cash flows for the years ended December 31, 1995 and September 30, 1994 and the three months ended December 31, 1994, in conformity with generally accepted accounting principles.

Melville, New York
September 19, 1997

                                               Holtz Rubenstein & Co., LLP
                                               Certified Public Accountants

                              BIG CITY RADIO, INC.

                                 BALANCE SHEETS

                                                                                                      PRO FORMA
                                                                               DECEMBER 31,          DECEMBER 31,
                                                                       ----------------------------  ------------
                                                                           1995           1996           1996
                                                                       -------------  -------------   (NOTE 11)
                                                                                                     ------------
                                                                                                     (UNAUDITED)
ASSETS
Current assets:
  Cash...............................................................  $   1,066,000  $     234,000
  Cash held in escrow (note 3).......................................       --              500,000
  Accounts receivable, net of allowance of $58,000 and $212,000 in
    1995 and 1996, respectively......................................      1,081,000      1,537,000
  Prepaid expenses and other current assets..........................         72,000         42,000
                                                                       -------------  -------------
    Total current assets.............................................      2,219,000      2,313,000

Property and equipment, net (note 4).................................      1,084,000      1,477,000
Intangibles, net (note 5)............................................      6,040,000     29,230,000
Deferred financing fees..............................................       --              473,000
Other assets.........................................................         90,000         36,000
Advance to purchase stations (note 3)................................       --            5,434,000
                                                                       -------------  -------------
    Total assets.....................................................  $   9,433,000  $  38,963,000
                                                                       -------------  -------------
                                                                       -------------  -------------
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable...................................................  $     372,000  $     830,000
  Accrued expenses...................................................        370,000        454,000
  Other current liabilities..........................................         35,000        735,000
                                                                       -------------  -------------
    Total current liabilities........................................        777,000      2,019,000
Notes payable (note 6)...............................................      1,000,000       --
Long-term debt (note 7)..............................................       --           28,200,000
Notes payable to stockholders (note 8)...............................     13,477,000     12,544,000
                                                                       -------------  -------------
    Total liabilities................................................     15,254,000     42,763,000
Stockholders' deficit (note 11):
  Common stock, $0.01 par value. Authorized 1,000 shares and 2,000 shares in 1995 and 1996, respectively; issued and outstanding 800
    shares and 1,232 shares in 1995 and 1996, respectively                  --             --             94,000
                                                                                                     ------------
                                                                                                     ------------
  Additional paid-in capital.........................................      1,370,000      6,489,000    5,300,000
                                                                                                     ------------
                                                                                                     ------------
  Accumulated deficit................................................     (7,191,000)   (10,289,000)  $        0
                                                                       -------------  -------------  ------------
                                                                                                     ------------
    Total stockholders' deficit......................................     (5,821,000)    (3,800,000)
                                                                       -------------  -------------
    Total liabilities and stockholders' deficit......................  $   9,433,000  $  38,963,000
                                                                       -------------  -------------
                                                                       -------------  -------------

                See accompanying notes to financial statements.

                              BIG CITY RADIO, INC.

                            STATEMENTS OF OPERATIONS


                                                        FISCAL YEAR   THREE MONTHS           YEAR ENDED
                                                           ENDED         ENDED              DECEMBER 31,
                                                       SEPTEMBER 30,  DECEMBER 31,  -----------------------------
                                                           1994           1994          1995            1996
                                                       -------------  ------------  -------------  --------------
Gross revenue........................................   $ 2,267,000    $  654,000   $   5,655,000  $    8,567,000
Less: commissions and fees...........................       193,000        50,000         430,000         623,000
                                                       -------------  ------------  -------------  --------------
    Net revenue......................................     2,074,000       604,000       5,225,000       7,944,000
Operating expenses:
  Station operating expenses, excluding depreciation
    and amortization.................................     2,326,000       687,000       7,185,000      12,253,000
  Depreciation and amortization......................       524,000       113,000         798,000       1,388,000
  Corporate, general and administrative expenses.....       --             --             425,000       1,201,000
                                                       -------------  ------------  -------------  --------------
      Total operating expenses.......................     2,850,000       800,000       8,408,000      14,842,000
                                                       -------------  ------------  -------------  --------------
      Operating loss.................................      (776,000)     (196,000)     (3,183,000)     (6,898,000)
Other income (expenses):
  Gain on sale of stations...........................       --             --            --             6,608,000
  Interest expense, net (notes 6, 7 and 8)...........      (439,000)     (120,000)       (842,000)     (2,827,000)
  Other, net.........................................        52,000        18,000          20,000          19,000
                                                       -------------  ------------  -------------  --------------
      Total other....................................      (387,000)     (102,000)       (822,000)      3,800,000
                                                       -------------  ------------  -------------  --------------
      Net loss.......................................   $(1,163,000)   $ (298,000)  $  (4,005,000) $   (3,098,000)
                                                       -------------  ------------  -------------  --------------
                                                       -------------  ------------  -------------  --------------
Pro forma net loss per share.........................                                              $        (0.33)
                                                                                                   --------------
                                                                                                   --------------
Pro forma weighted average shares outstanding (Note
  11)................................................                                                   9,425,520
                                                                                                   --------------
                                                                                                   --------------


                See accompanying notes to financial statements.

                              BIG CITY RADIO, INC.

                            STATEMENTS OF CASH FLOWS

                                                            FISCAL YEAR
                                                               ENDED      THREE MONTHS         YEARS ENDED
                                                             SEPTEMBER        ENDED           DECEMBER 31,
                                                                30,       DECEMBER 31,   -----------------------
                                                                1994          1994          1995        1996
                                                            ------------  -------------  ----------  -----------
Cash flows from operating activities:
Net loss..................................................   $(1,163,000)  $  (298,000)  $(4,005,000) $(3,098,000)
Adjustments to reconcile net loss to net cash used in
  operating activities:
    Depreciation and amortization.........................      524,000        113,000      798,000    1,388,000
    Loss on abandonment...................................       --            --           150,000      --
    Contributed services..................................       --            --            20,000      --
    Gain on sale of stations..............................       --            --            --       (6,608,000)
    Changes in operating assets and liabilities net of
      acquisitions:
        (Increase) decrease in assets:
          Accounts receivable.............................     (369,000)        24,000     (429,000)    (456,000)
          Prepaid expenses and other current assets.......       --             (9,000)     (18,000)      30,000
          Other assets....................................      (25,000)       --           (33,000)      54,000
        Increase (decrease) in liabilities:
          Accounts payable................................       14,000        (40,000)     302,000      458,000
          Accrued expenses................................       12,000        (17,000)     257,000       84,000
          Other liabilities...............................       --            --            16,000      700,000
                                                            ------------  -------------  ----------  -----------
            Net cash used in operating activities.........   (1,007,000)      (227,000)  (2,942,000)  (7,448,000)
Cash flows from investing activities:
  Purchase of property and equipment......................      (23,000)        (1,000)    (333,000)    (653,000)
  Cash paid for assets of radio stations acquired.........       --            --        (3,550,000) (38,173,000)
  Cash received for radio stations sold...................                                   --       20,025,000
  Net advances to purchase stations.......................       --            --            --       (5,434,000)
                                                            ------------  -------------  ----------  -----------
          Net cash used in investing activities...........      (23,000)        (1,000)  (3,883,000) (24,235,000)
Cash flows from financing activities:
  Loans from stockholders.................................    1,112,000        175,000    7,522,000    4,186,000
  Drawdown on credit facility, net of fees paid of
    $535,000 in May 1996..................................       --            --            --       38,865,000
  Repayment of Existing Credit Facility...................       --            --            --      (11,200,000)
  Repayment of note payable...............................       --            --            --       (1,000,000)
  Capital contributions...................................       --            --           350,000      --
  Other...................................................      (46,000)        (3,000)     (93,000)     --
                                                            ------------  -------------  ----------  -----------
            Net cash provided by financing activities.....    1,066,000        172,000    7,779,000   30,851,000
                                                            ------------  -------------  ----------  -----------
            Change in cash and cash equivalents...........       36,000        (56,000)     954,000     (832,000)
Cash and cash equivalents at beginning of period..........       20,000         56,000       56,000    1,066,000
Adjustment for duplicate three-month period...............                                   56,000
                                                            ------------  -------------  ----------  -----------
Cash and cash equivalents at end of period................   $   56,000    $   --        $1,066,000  $   234,000
                                                            ------------  -------------  ----------  -----------
                                                            ------------  -------------  ----------  -----------

                See accompanying notes to financial statements.

                              BIG CITY RADIO, INC.
                       STATEMENT OF STOCKHOLDERS' DEFICIT

                                                 COMMON STOCK        ADDITIONAL
                                             ---------------------     PAID-IN      ACCUMULATED
                                               SHARES     AMOUNT       CAPITAL        DEFICIT          TOTAL
                                             ----------  ---------  -------------  --------------  -------------
Balance at October 1, 1993.................      --      $  --      $   1,000,000  $   (2,023,000) $  (1,023,000)

Net loss...................................      --         --           --            (1,163,000)    (1,163,000)
                                             ----------  ---------  -------------  --------------  -------------

Balance at September 30, 1994..............      --         --          1,000,000      (3,186,000)    (2,186,000)

Net loss...................................      --         --           --              (298,000)      (298,000)
                                             ----------  ---------  -------------  --------------  -------------

Balance at December 31, 1994...............      --         --          1,000,000      (3,484,000)    (2,484,000)

Capital contribution.......................         800     --            370,000        --              370,000

Net loss...................................      --         --           --            (4,005,000)    (4,005,000)

Adjustment for change in fiscal year end
  (note 2).................................      --         --           --               298,000        298,000
                                             ----------  ---------  -------------  --------------  -------------

Balance at December 31, 1995...............         800     --          1,370,000      (7,191,000)    (5,821,000)

Contribution of stockholders' loans to
  equity...................................         432     --          5,119,000        --            5,119,000

Net loss...................................      --         --           --            (3,098,000)    (3,098,000)
                                             ----------  ---------  -------------  --------------  -------------

Balance at December 31, 1996...............       1,232  $  --      $   6,489,000  $  (10,289,000) $  (3,800,000)
                                             ----------  ---------  -------------  --------------  -------------
                                             ----------  ---------  -------------  --------------  -------------
Pro forma effect of Equity Contribution and
  Reclassification.........................   9,375,288     94,000  $  12,450,000        --
Reinstatement of deferred income taxes
  relating to conversion to C-Corporation
  status...................................                              --            (3,350,000)
Reclassification of accumulated deficit to
  paid-in capital in connection with the
  termination of S-Corporation status......                           (13,639,000)     13,639,000
                                             ----------  ---------  -------------  --------------
Pro forma balance at December 31, 1996.....   9,375,520     94,000  $   5,300,000  $            0
                                             ----------  ---------  -------------  --------------
                                             ----------  ---------  -------------  --------------

                See accompanying notes to financial statements.

                              BIG CITY RADIO, INC.

                         NOTES TO FINANCIAL STATEMENTS

(1) ORGANIZATION AND BUSINESS

    Big City Radio, Inc. (formerly Odyssey Communications, Inc.) ("Big City Radio") was incorporated in Delaware on August 2, 1994 and commenced operations on January 1, 1995. On May 30, 1996, Big City Radio merged with Q Broadcasting, Inc. ("Q", and together with Big City Radio, the "Company") with Big City Radio being the surviving company. Big City Radio and Q were owned 94% and 100% by Stuart and Anita Subotnick (the "Principal Stockholders"). Accordingly, the merger has been accounted for as a combination of entities under common control. As a result, the combination of Big City Radio and Q was effected utilizing historical costs.

    The Company owns and operates radio broadcasting stations. As of December 31, 1996, the Company owned three FM stations in Southern California, KLYY-FM Arcadia, KVYY-FM Ventura and KSYY-FM Fallbrook (programmed as "Y-107 LA"). In the New York area, the Company owns two radio properties, WRGX-FM Westchester County, New York, and WRKL-AM Rockland, New York (the "Original New York Stations").

    During November 1996, the Company contracted to acquire WZVU-FM Monmouth, New Jersey, and WWHB-FM Hampton Bays, New York. During December 1996, both of these stations commenced operations under the Company's management pursuant to local marketing agreements ("LMAs"). WWHB-FM and WZVU-FM, together with WRGX-FM Westchester, broadcast in the New York and New Jersey area as "Y-107 NY."

    The accompanying financial statements have been prepared on a going-concern basis which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. Since inception the Company has not generated significant revenue, has incurred substantial losses and has never generated positive cash flows from operations. The Company's recent purchases and reformatting of radio stations in its markets are currently contributing to the Company's losses. The Company believes that losses will continue while the Company pursues its strategy of acquiring and developing radio stations. The ability of the Company to continue as a going concern is dependent upon: (a) the continued support of its stockholders; (b) additional sources of financing; and (c) the Company's ability to generate positive cash flows from operations. The Company has obtained a support letter from a Principal Stockholder guaranteeing his financial support through the earlier of a successful minimum initial public offering of $36,000,000 of equity securities to the public or October 1, 1998.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (A) BASIS OF PRESENTATION

    In connection with the merger discussed in note 1, Big City Radio and Q are deemed to be combined since inception for financial reporting purposes. Big City Radio reports on the basis of a December 31 year-end and Q reported on the basis of a September 30 year-end. As a result, the December 31, 1995 and 1996 financial statements include the operations of Q on the basis of an eight month period ended May 30, 1996 (the date of sale of the Q Stations) and twelve month period ended September 30, 1995, respectively. Periods prior to January 1, 1995, the commencement of Big City Radio operations, reflect the operations of Q on the basis of a September 30 year-end. The Company has presented Q's operations for the period October 1, 1994 to December 31, 1994 to transition from a September 30 to a December 31 year-end.

    The financial statements for the twelve months ended December 31, 1995 include three months of Q (October, November and December 1994) that were included in the three month transition period ended

                              BIG CITY RADIO, INC.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
December 31, 1994. The net revenues and net loss for the three month duplicate period are $604,000 and $298,000, respectively. The December 31, 1995 accumulated deficit has been adjusted to eliminate the duplication of the October, November and December 1994 net losses.

    (B) PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets ranging from 5 to 7 years for transmission equipment, vehicles and furniture and office equipment to 39 years for buildings.

    (C) IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

    The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," on January 1, 1996. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Company's financial position results of operations, or liquidity.

    (D) INTANGIBLE ASSETS

    Intangible assets include the portion of the purchase price allocable to FCC broadcast licenses, which are amortized over 40 years. Covenants not to compete signed as part of station acquisition agreements, are amortized over the period of the agreements, generally 3 years. Organization costs are amortized over 5 years.

    It is the Company's policy to account for intangible assets at the lower of amortized cost or fair market value. As part of an ongoing review of the valuation and amortization of intangible assets, management assesses the carrying value of the Company's intangible assets if facts and circumstances suggest that they are impaired. If this review indicates that the intangibles will not be recoverable as determined by a nondiscounted cash flow analysis over the remaining amortization period, the carrying value of the Company's intangibles will be reduced to their estimated realizable value. The Company has determined that intangibles are fairly stated at December 31, 1996.

    (E) DEFERRED FINANCING FEES

    Deferred finance costs and loan origination fees incurred in connection with the long-term debt (see note 7) are amortized over five years, the period of the Existing Credit Facility.

    (F) REVENUE RECOGNITION

    Broadcasting revenue is recognized when commercials are aired. Net revenues represent gross revenues less direct fees and commissions paid to independent advertising agencies.

                              BIG CITY RADIO, INC.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    (G) INCOME TAXES

    The Company has elected to be treated as an S-Corporation for federal and certain state income tax purposes. As an S-Corporation, the earnings and losses of the Company are reported by the individual stockholders and the Company is not responsible for federal or certain state income taxes. Accordingly, no provision for income taxes is included in the accompanying financial statements.

    The Company will terminate its S-Corporation election in connection with the Offering discussed in note 11.

    (H) USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (I) FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used in estimating the fair value disclosures for financial instruments:

    The carrying amounts reported in the balance sheets for cash, current receivables, accounts payable and accrued expenses approximate fair value.

    The carrying value of the long-term and stockholder debt, including the current portion at December 31, approximates fair value because they are floating rate instruments.

    (J) BARTER TRANSACTIONS

    The Company trades commercial air time for goods and services used principally for promotional, sales and other business activities. An asset and a liability are recorded at the fair market value of the goods or services received. Barter revenue is recorded at the fair market value of the goods or services received. Barter revenue is recorded and the liability is relieved when the commercials are broadcast, and barter expense is recorded and the assets are relieved when the goods or services are received or used.

    (K) ADVERTISING

    The Company charges advertising costs, as incurred, to expense. Advertising costs amounted to $41,000, $320,000, and $550,000 for the year ended September 30, 1994, and the years ended December 31, 1995 and 1996, respectively. For the three months ended December 31, 1994 advertising expense amounted to $28,000.

(3) ACQUISITIONS AND DISPOSITIONS

    On November 22, 1996, the Company entered into an agreement to acquire the assets of WWHB-FM Hampton Bays, New York, for a purchase price of $4,000,000. In addition, on the same date, a letter of credit issued under the Existing Credit Facility (see note 7) in the amount of $3,200,000 was delivered to the seller, which was canceled upon consummation of the acquisition. Simultaneously with the signing of the asset purchase agreement, the Company signed a LMA with the seller under which it had the right to

                              BIG CITY RADIO, INC.

(3) ACQUISITIONS AND DISPOSITIONS (CONTINUED) program and sell advertising time on the station for a fee. The Company exercised this right effective December 31, 1996 as part of its operation of Y107-NY. The Company acquired WWHB-FM on April 1, 1997.

    On November 7, 1996, the Company entered into an agreement to acquire the assets of WZVU-FM Monmouth, New Jersey, for a purchase price of $12,000,000. Upon execution of the asset purchase agreement, $5,434,000 was advanced to the seller, under a loan agreement which bore interest at prime rate plus 2%, collateralized by substantially all the assets of the seller and the Company signed a LMA with the seller under which it has the right to program and sell advertising time on the station for a fee. The Company exercised this right effective December 5, 1996 when it commenced the operation of Y-107 NY. Revenue, programming expenses and other reimbursable expenses pursuant to the LMA were included in the accompanying financial statements from December 5, 1996 as have LMA fees of approximately $131,000. The Company acquired WZVU-FM on June 5, 1997.

    On May 30, 1996, the Company acquired substantially all of the assets of KLYY-FM, Arcadia, KVYY-FM, Ventura, KSYY-FM, Fallbrook (the "Los Angeles Stations"), and KWIZ-FM, Santa Ana, in a simultaneous purchase and multi-party, tax-free exchange through the use of a third party serving as a "qualified intermediary." The aggregate purchase price of the four stations was approximately $38,000,000. The acquisitions were recorded using the purchase method of accounting. In connection with the acquisition of the Los Angeles Stations and KWIZ-FM, the Company borrowed $31,000,000 under the Existing Credit Facility (see note 7). On December 20, 1996, the Company completed the sale of KWIZ-FM, Santa Ana, California, for a sale price of $11,200,000 and simultaneously paid down the Existing Credit Facility in the same amount. No gain or loss was recorded in connection with the sale of KWIZ-FM.

    Immediately before the simultaneous purchase and multi-party tax-free exchange, Q was merged into Big City Radio (see note 1). Two Connecticut radio stations (WSTC-AM and WKHL-FM), which comprised the sole operating assets of Q (the "Q stations") were transferred to the acquirer of the Q stations for $9,500,000, of which $500,000 was held in escrow until May 31, 1997. Substantially all of the cash received from such acquirer plus cash provided by Big City Radio was transferred by the "qualified intermediary" to the third party disposing of the Los Angeles Stations in connection with the tax-free exchange of the Q stations for the Los Angeles Stations and the purchase of the assets of KWIZ-FM. For financial reporting purposes, the Company accounted for the transfer of the Q stations as a sale and recorded a gain of $6,608,000. In connection with the merger of Q and Big City Radio, the stockholders contributed $5,119,000 of loans payable by the Company to equity and received 432 additional shares of Common Stock.

    The Company managed the operations of the Los Angeles Stations and KWIZ-FM for a fee from March 26, 1996 up to the effective acquisition date under the LMA. Revenue, programming expenses and other reimbursable expenses pursuant to the LMA, including rent and utilities have been included in the accompanying financial statements from March 26, 1996 as have LMA fees of approximately $593,000. The acquisitions were recorded using the purchase method of accounting. Management's estimate of the fair value of the Los Angeles Stations' assets acquired exclusive of acquisition costs is as follows:

Fixed assets...................................................  $  437,000
FCC broadcast licenses.........................................  26,085,000
Covenant not to compete........................................      68,000

                              BIG CITY RADIO, INC.

(3) ACQUISITIONS AND DISPOSITIONS (CONTINUED)
    The fair value of the fixed assets acquired is determined by reference to replacement value on an individual asset basis. The fair value of covenants not to compete is determined by reference to the covenant agreement, and the remaining purchase price is assigned to the FCC licenses.

    Effective December 31, 1994, the Company acquired substantially all the assets of WRGX-FM and WRKL-AM. The aggregate purchase price totaled $4,550,000, consisting of cash of $3,550,000 and a note payable to the seller of $1,000,000 (see note 6). The acquisitions were recorded using the purchase method of accounting. The accompanying financial statements include the results of operations from January 1, 1995. The allocation of purchase price to the assets acquired is as follows:

Fixed assets....................................................  $ 250,000
Land and building...............................................    250,000
FCC broadcast licenses..........................................  3,300,000
Leasehold and tower.............................................    150,000
Covenant not to compete.........................................    600,000

    LMA fees paid are reflected in the accompanying statement of operations as station operating expenses.

(4) PROPERTY AND EQUIPMENT

    Property and equipment at December 31, 1995 and 1996 were as follows:

                                                                        1995          1996
                                                                    ------------  ------------
Land..............................................................  $     50,000  $     50,000
Building and improvements.........................................       200,000       236,000
Transmitter equipment.............................................       755,000     1,152,000
Furniture and office equipment....................................       976,000       260,000
Vehicles..........................................................         9,000       163,000
                                                                    ------------  ------------
                                                                       1,990,000     1,861,000
Less: accumulated depreciation....................................       906,000       384,000
                                                                    ------------  ------------
                                                                    $  1,084,000  $  1,477,000
                                                                    ------------  ------------
                                                                    ------------  ------------

    Subsequent to December 31, 1995, the Company relocated its WRGX-FM tower, resulting in a write-off of its initial acquisition cost allocated to the tower of $150,000. This amount is included in other expenses, net, in the 1995 statement of operations.

(5) INTANGIBLES

    Intangibles at December 31, 1995 and 1996 are as follows:

                                                                     1995           1996
                                                                 -------------  -------------
FCC broadcast licenses.........................................  $   6,000,000  $  29,528,000
Covenants not to compete.......................................      1,050,000        668,000
Organizational costs...........................................         98,000       --
                                                                 -------------  -------------
                                                                     7,148,000     30,196,000
Less: accumulated amortization.................................      1,108,000        966,000
                                                                 -------------  -------------
                                                                 $   6,040,000  $  29,230,000
                                                                 -------------  -------------
                                                                 -------------  -------------

                              BIG CITY RADIO, INC.

(6) NOTE PAYABLE

    The note payable of $1,000,000 incurred in connection with the purchase of the Original New York Stations (see note 3), was repaid on May 30, 1996 (see note 7). Interest expense during the year ended December 31, 1996 amounted to $25,000.

(7) LONG-TERM DEBT

    On May 30, 1996, the Company entered into a credit agreement (the "Existing Credit Facility") with The Chase Manhattan Bank. The Existing Credit Facility provides revolving credit commitments in the form of loans and/or letters of credit in an aggregate principal amount of $40 million. The Existing Credit Facility is subject to various financial and nonfinancial covenants, including limitations on additional indebtedness, liens, sale of assets, payment of dividends and guarantee obligations. Most of the financial covenants are not applicable until June 1998. A portion of the debt has been guaranteed by a Principal Stockholder. For the first 18 months of the Existing Credit Facility, the guaranteed portion was any amount above $13.5 million; and as a result of certain amendments the guaranteed portion is based on a ratio of total debt to cash flow. As part of subsequent amendments to the Existing Credit Facility (see below), the guarantee now extends to all amounts outstanding under the Existing Credit Facility.

    Interest varies for the guaranteed and nonguaranteed portion and fluctuates based on total debt to cash flow ratio (the "Ratio"). Interest for the guaranteed debt is payable at the London Interbank Offered Rate ("LIBOR") plus 1.5% to 2.0% (based upon the Ratio); prime plus 0.5% to 1.0% (based upon the Ratio); or a combination thereof as determined by the borrower. In addition, there is a 1% increase in all rates related to the nonguaranteed portion of the debt. The interest rates for the guaranteed and nonguaranteed portions as of and for the year ended December 31, 1996 were 7.6% and 8.6%, respectively. Interest expense on the Facility for the year ended December 31, 1996 was $1,794,000. In addition, the Company has agreed to pay a commitment fee quarterly equal to 0.5% per annum on the average unused available credit.

    The total amount of the Existing Credit Facility is scheduled to reduce as set forth below. Any additional borrowings would be due on May 31, 2001:

                                                                                   AMOUNT OF
DATE                                                                               REDUCTION
-------------------------------------------------------------------------------  -------------
May 31, 1998...................................................................  $   2,985,000
May 31, 1999...................................................................      5,970,000
May 31, 2000...................................................................     10,149,000
May 31, 2001...................................................................      9,096,000
                                                                                 -------------
                                                                                 $  28,200,000
                                                                                 -------------
                                                                                 -------------

    The Existing Credit Facility is also scheduled to reduce within 90 days following each year end by an amount equal to 75% of "Excess Cash Flows," as defined in the credit agreement. The Existing Credit Facility reduces by the amount of any net sales proceeds from the sale of any assets.

    The Existing Credit Facility was subsequently amended on November 22, 1996 to temporarily increase to $42 million through December 20, 1996, after which it reverted to $40 million following the sale of KWIZ-FM (see note 3). In addition, the guaranteed amount has been increased to include any portion of the debt exceeding $2,215,000 for the initial 18-month period. On May 13, 1997, the Existing Credit Facility was amended to temporarily increase to $46 million through October 31, 1997. On August 7, 1997, the

                              BIG CITY RADIO, INC.

(7) LONG-TERM DEBT (CONTINUED)
Existing Credit Facility was further amended to increase the Existing Credit Facility to $58 million through December 31, 1997.

(8) NOTES PAYABLE TO STOCKHOLDERS

    At December 31, 1996, the Company had $12,544,000 outstanding in notes payable to stockholders at interest rates which fluctuated and ranged during the year from 5.5% to 8% per annum for the year ended December 31, 1996. The notes are subordinated to the Existing Credit Facility; however, under the subordination provisions, the interest accruing on these notes is permitted to be paid periodically, provided that the stockholders advance net proceeds to cover such interest payments. Interest expense related to notes payable to stockholders was $436,000, $781,000 and $1,033,000 at December 31, 1994, 1995
and 1996, respectively.

    The stockholders have agreed not to call payment on these notes before July 1, 1998.

(9) COMMITMENTS

    (A) LEASES

    The Company leases studio and office space, transmitter tower sites and office equipment under operating leases. Future minimum rental commitments for the remainder of the operating leases are as follows:

1997............................................................  $ 351,000
1998............................................................    269,000
1999............................................................    205,000
2000............................................................    183,000
2001............................................................    171,000
Thereafter......................................................    242,000
                                                                  ---------
                                                                  $1,421,000
                                                                  ---------
                                                                  ---------

    Rent expense for the year ended September 30, 1994 and the years ended December 31, 1995 and 1996 was approximately $186,000, $301,000, and $325,000, respectively. For the three months ended December 31, 1994, rent expense amounted to $55,000.

    (B) EMPLOYMENT CONTRACTS

    The Company has entered into various employment contracts with eleven individuals comprised of officers and senior management that provide for minimum salaries and incentives based upon specified levels of performance. The minimum payments under these contracts are as follows:

1997............................................................  $1,459,000
1998............................................................  1,401,000
1999............................................................    326,000
2000............................................................    182,000
2001 and thereafter.............................................     --
                                                                  ---------
                                                                  $3,368,000
                                                                  ---------
                                                                  ---------

                              BIG CITY RADIO, INC.

(10) SUPPLEMENTARY INFORMATION--STATEMENT OF CASH FLOWS

    The Company acquired vehicles during the year ended December 31, 1996 through issuances of notes payable amounting to $51,386.

    Barter transactions resulted in sales of $315,000, $941,000 and $875,000, and related expenses of $115,000, $951,000 and $962,000, for the years ended September 30, 1994 and December 31, 1995 and 1996, respectively. For the three months ended December 31, 1994 barter sales and related expense amounted to $94,000 and $123,000.

    Cash paid for interest during the years ended September 30, 1994 and December 31, 1995, 1996 and the three months ended December 31, 1994 amounted to $439,000, $781,000, $2,454,000 and $120,000, respectively.

    The capitalization of the Company in January 1, 1995 was effected by the contribution of $350,000 in cash equity funds and the payment on behalf of the Company of legal and other start-up expenses of $20,000.

    During the year ended December 31, 1996, the Principal Stockholders contributed notes payable of $5,119,000 to the Company's capital.

(11) INITIAL PUBLIC OFFERING AND RELATED TRANSACTIONS (UNAUDITED)

    (A) EQUITY CONTRIBUTION AND RECLASSIFICATION. Immediately prior to the consummation of the offering of 4,000,000 shares of Class A Common Stock (the "Offering"), the Principal Stockholders will either contribute the entire amount of certain outstanding stockholders' loans made to the Company to the Company's capital or contribute cash in an amount sufficient to repay a portion of the outstanding stockholders' loans made to the Company and contribute the remaining balance of such loans to the capital of the Company (all such outstanding stockholders' loans aggregated $13.2 million as of September 30, 1997) (the "Equity Contribution"). Simultaneously with the Equity Contribution, each share of the Company's Common Stock, par value $.01 per share (the "Old Common Stock"), will be reclassified into 7,610 shares of Class A Common Stock and the Principal Stockholders will exchange each share of Class A Common Stock held by them for one share of Class B Common Stock (the foregoing reclassification and exchange is hereinafter referred to as the "Reclassification"). In addition, the Company will convert from an S-Corporation to a C-Corporation.

    (B) DESCRIPTION OF CAPITAL STOCK The authorized capital stock of the Company will upon consummation of the Equity Contribution and the Reclassification consist of 120,000,000 shares of capital stock, par value $0.01 per share (the "Common Stock"), of which 80,000,000 shares have been designated as Class A Common Stock and 20,000,000 shares have been designated as Class B Common Stock. Effective upon completion of the Offering, 5,125,062 shares of Class A Common Stock will be issued and outstanding and 8,250,458 shares of Class B Common Stock will be issued and outstanding. In addition, 8,250,458 shares of Class A Common Stock will be reserved for issuance upon conversion of the Class B Common Stock. Immediately prior to the consummation of the Offering, there will be one holder of Class A Common Stock and two holders of Class B Common Stock.

    The shares of Class A Common Stock and Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect to the shares of the Class B Common Stock.

                              BIG CITY RADIO, INC.

(11) INITIAL PUBLIC OFFERING AND RELATED TRANSACTIONS (UNAUDITED) (CONTINUED) The holders of Class A Common Stock are entitled to one vote per share.
Holders of Class B Common Stock are entitled to ten votes per share. Holders of all classes of Common Stock entitled to vote will vote together as a single class on all matters presented to the stockholders for their vote or approval except for the election and removal of directors as described below and as otherwise required by applicable law. In addition, with respect to the election of directors, the Company's Amended and Restated Certificate of Incorporation provides that holders of Class B Common Stock will vote as a separate class to elect up to 75% of the members of the Company's Board of Directors. Stockholders have no cumulative voting rights.

    All pro forma per share amounts reflect the changes noted above.

    (C) AMENDED CREDIT FACILITY. The Company has received a commitment letter from a major financial institution to enter into the Credit Facility. The Credit Facility will replace the Company's Existing Credit Facility (See note 6).

    Under the terms of the Credit Facility, the Company will have a $35 million revolving loan facility if the net proceeds of the Offering equal or exceed $35 million; the amount of the Credit Facility will be reduced dollar-for-dollar if the net proceeds are less than $35 million to a minimum of $29 million. The Credit Facility will mature on the fifth anniversary of the closing date of the Offering. The Bank's committment under the Credit Facility will be reduced by 20% on the second anniversary of the closing date of the Offering and on the third and fourth anniversaries of the closing date and the entire remaining amount will terminate on the fifth anniversary of the closing date. Outstanding amounts under the Credit Facility will bear interest at a rate based, at the option of the Company, on the participating bank's prime rate, or the London Interbank Borrowing Rate, plus an incremental rate.

    The Credit Facility will contain certain financial and operational covenants and other restrictions with which the Company must comply, including, among others, limitations on capital expenditures, the incurrence of additional indebtedness, restrictions on the use of borrowings, limitations on paying cash dividends and redeeming or repurchasing capital stock of the Company, and requirements to maintain certain financial ratios. The Company will also be prohibited from making acquisitions without the prior consent of the Bank. All of the Company's obligations under the Credit Facility will be secured by a first priority security interest in all of the Company's tangible and intangible property and assets.

    The Credit Facility will contain customary events of default, including material misrepresentations, payment defaults and default in the performance of other covenants, certain bankruptcy defaults, events having a material and adverse effect on the Company and revocation of any of the Company's broadcast licenses.

    (D) PRO FORMA AMOUNTS The unaudited pro forma amounts included in accompanying balance sheet as of December 31, 1996 and the statement of stockholders' deficit for the year ended December 31, 1996 reflect pro forma adjustments which give effect to the Equity Contribution and Reclassification immediately prior to the Offering and the conversion of the Company from S-Corporation status to C-Corporation status.

    The following is a description of the unaudited pro forma adjustments.

    (1) The effect of the Equity Contribution and Reclassification.

                              BIG CITY RADIO, INC.

(11) INITIAL PUBLIC OFFERING AND RELATED TRANSACTIONS (UNAUDITED) (CONTINUED)
    (2) Deferred tax liabilities of $3,350,000 will be reinstated as a result of the Company's conversion to C-Corporation status.

    (3) The $13,639,000 reduction of accumulated deficit represents the reclassification of the deficit to paid-in capital in connection with the termination of the S-Corporation status.


    The number of shares of Existing Common Stock outstanding, which has been used to calculate pro forma as reported net earnings per share, is the sum of the 9,375,520 shares immediately prior to the Offering (and after the Equity Contribution and Reclassification) plus 50,000 shares relating to 150,000 stock options granted on December 1, 1997 with an exercise price of $6.00 per share computed using the treasury stock approach (assuming an initial public offering price of $9.00 per share). In accordance with Staff Accounting Bulletin No. 55 issued by the Securities and Exchange Commission, earnings per share data is not presented for any period prior to the Company's most recent year end.



    (E) EMPLOYMENT INCENTIVE. On July 1, 1997, the Principal Stockholders transferred 68 shares of Old Common Stock to the Chief Executive Officer as an employment incentive. The statement of operations for the nine month period ended September 30, 1997 will reflect a charge of $3,713,000 relating to the award. The charge represents the approximate fair market value of the stock transferred and it has been reflected as a capital contribution in the accompanying financial statements. The fair market value of the stock transferred (approximately 516,000 shares after the Equity Contribution and Reclassification) for accounting purposes only was estimated at 80% of the assumed initial public offering price of $9.00 per share ($7.20 per share).


    (F) STOCK OPTION PLAN. In connection with the consummation of the Offering the Company intends to adopt the Big City Radio, Inc. 1997 Incentive Stock Plan (the "1997 Incentive Stock Plan"). The following is a summary of the material features of the 1997 Incentive Stock Plan.

    The types of awards that may be granted pursuant to the 1997 Incentive Stock Plan include (i) incentive stock options ("ISOs") and (ii) non-qualified stock options ("NQSOs" and together with ISOs, "Stock Options" and "Awards").

    Stock Option grants will consist of the maximum number of ISOs that may be granted to a particular grantee under applicable law with the balance of the Stock Options being NQSOs.

    Subject to certain exceptions set forth in the 1997 Incentive Stock Plan, the aggregate number of shares of the Class A Common Stock that may be the subject of Awards under the 1997 Incentive Stock Plan is 700,000. The maximum number of shares of Class A Common Stock available with respect to Awards granted to any one grantee shall not exceed, in the aggregate, 100,000 shares. Shares of Class A Common Stock granted under the 1997 Incentive Stock Plan may either be authorized by unissued shares of Class A Common Stock not reserved for any other purpose or shares of Class A Common Stock held in or acquired for the treasury of the Company.

    On December 1, 1997, options for purchase an aggregate of 150,000 shares of Class A Common Stock were granted to certain officers and directors of the Company, at an exercise price of $6.00 per share, and options for purchase an aggregate of 402,500 shares of Class A Common Stock were granted to certain officers and directors of the Company, to be effective only immediately prior to the consummation of the Offering, at an exercise price per share equal to the initial public offering price per share in the Offering.

                              BIG CITY RADIO, INC.

                                 BALANCE SHEET

                                                                                                     PRO FORMA
                                                                    DECEMBER 31,   SEPTEMBER 30,   SEPTEMBER 30,
ASSETS                                                                  1996            1997            1997
                                                                   --------------  --------------  --------------
                                                                                            (UNAUDITED)
Current assets:
  Cash...........................................................  $      234,000  $      316,000
  Restricted cash................................................         500,000        --
  Accounts receivable, net of allowance of $212,000 and $312,000
    in 1996 and 1997, respectively...............................       1,537,000       2,263,000
  Prepaid expenses and other current assets......................          42,000         471,000
                                                                   --------------  --------------
    Total current assets.........................................       2,313,000       3,050,000

Property and equipment, net (note 3).............................       1,477,000       2,672,000
Intangibles, net (note 4)........................................      29,230,000      54,439,000
Deferred financing fees..........................................         473,000         563,000
Advances to purchase stations (note 2)...........................       5,434,000
Other assets.....................................................          36,000         272,000
                                                                   --------------  --------------

    Total assets.................................................  $   38,963,000  $   60,996,000
                                                                   --------------  --------------
                                                                   --------------  --------------

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
  Accounts payable..................................  $   830,000  $   875,000
  Accrued expenses..................................      454,000      968,000
  Other current liabilities.........................      735,000      812,000
                                                      -----------  -----------
    Total current liabilities.......................    2,019,000    2,655,000
Long-term debt (note 5).............................   28,200,000   56,700,000
Notes payable to stockholders (note 6)..............   12,544,000   13,163,000
                                                      -----------  -----------
    Total liabilities...............................   42,763,000   72,518,000
Stockholders' deficit:
  Common stock, $0.01 par value. Authorized 2,000
    shares; issued and outstanding 1,232 shares
    (9,375,520 issued and outstanding on a pro forma
    basis)..........................................      --           --            94,000
                                                                                -----------
                                                                                -----------
  Additional paid-in capital........................    6,489,000   10,202,000   (1,803,000)
                                                                                -----------
                                                                                -----------
  Accumulated deficit...............................  (10,289,000) (21,724,000) $         0
                                                      -----------  -----------  -----------
                                                                                -----------
    Total stockholders' deficit.....................   (3,800,000) (11,522,000)
                                                      -----------  -----------
    Total liabilities and stockholders' deficit.....  $38,963,000  $60,996,000
                                                      -----------  -----------
                                                      -----------  -----------

                See accompanying notes to financial statements.

                              BIG CITY RADIO, INC.

                            STATEMENTS OF OPERATIONS


                                                                                          NINE MONTHS ENDED
                                                                                            SEPTEMBER 30,
                                                                                    ------------------------------
                                                                                         1996            1997
                                                                                    --------------  --------------
                                                                                             (UNAUDITED)
Gross revenue.....................................................................  $    6,296,000  $    8,485,000
Less: commissions and fees........................................................         426,000         947,000
                                                                                    --------------  --------------
Net revenue.......................................................................       5,870,000       7,538,000
Operating expenses:
  Station operating expenses excluding depreciation and amortization..............       9,726,000       9,834,000
  Depreciation and amortization...................................................         867,000       1,316,000
  Corporate, general and administrative expenses..................................         804,000       1,104,000
  Employment incentive (note 8)...................................................        --             3,713,000
                                                                                    --------------  --------------
    Total operating expenses......................................................      11,397,000      15,967,000
                                                                                    --------------  --------------
    Operating loss................................................................      (5,527,000)     (8,429,000)
Other income (expenses):
  Interest expense (notes 5 and 6)................................................      (1,880,000)     (3,062,000)
  Gain on sale of stations........................................................       6,608,000        --
  Other, net......................................................................           1,000          56,000
                                                                                    --------------  --------------
      Total other.................................................................       4,729,000      (3,006,000)
                                                                                    --------------  --------------
    Net income (loss).............................................................  $     (798,000) $  (11,435,000)
                                                                                    --------------  --------------
                                                                                    --------------  --------------
Pro forma net income (loss) per share.............................................                  $        (1.21)
                                                                                                    --------------
                                                                                                    --------------
Pro forma weighted average shares outstanding.....................................                       9,425,520
                                                                                                    --------------
                                                                                                    --------------


                See accompanying notes to financial statements.

                              BIG CITY RADIO, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                          NINE MONTHS ENDED
                                                                                            SEPTEMBER 30,
                                                                                    ------------------------------
                                                                                         1996            1997
                                                                                    --------------  --------------
                                                                                             (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)...............................................................  $     (798,000) $  (11,435,000)
  Adjustments to reconcile net loss to net cash used in operating activities:
  Depreciation and amortization...................................................         867,000       1,316,000
  Gain on sale of stations........................................................      (6,608,000)       --
  Employment incentive............................................................        --             3,713,000
  Changes in operating assets and liabilities:
    (Increase) decrease in assets:
      Accounts receivable.........................................................          22,000        (726,000)
      Prepaid expenses and other current assets...................................           7,000        (429,000)
      Other assets................................................................          24,000        (236,000)
    Increase (decrease) in liabilities:
    Accounts payable..............................................................         636,000          45,000
    Accrued expenses..............................................................          23,000         514,000
    Other liabilities.............................................................          34,000         576,000
                                                                                    --------------  --------------
        Net cash used in operating activities.....................................      (5,793,000)     (6,662,000)
Cash flows from investing activities:
  Purchase of property and equipment..............................................        (519,000)       (398,000)
  Cash paid and advanced for assets of radio stations acquired....................     (38,173,000)    (21,796,000)
  Net cash received for radio station sold........................................       8,825,000        --
                                                                                    --------------  --------------
        Net cash used in investing activities.....................................     (29,867,000)    (22,194,000)
Cash flows from financing activities:
  Loans from stockholders.........................................................       3,963,000         619,000
  Drawdown on credit facility, net of fees paid of $535,000 and $181,000 in 1996
    and 1997, respectively........................................................      31,765,000      28,319,000
  Repayment of note payable.......................................................        (949,000)       --
                                                                                    --------------  --------------
        Net cash provided by financing activities.................................      34,779,000      28,938,000
                                                                                    --------------  --------------
Change in cash and cash equivalents...............................................        (881,000)         82,000
Cash and cash equivalents at beginning of period..................................       1,066,000         234,000
                                                                                    --------------  --------------
Cash and cash equivalents at end of period........................................  $      185,000  $      316,000
                                                                                    --------------  --------------
                                                                                    --------------  --------------

           See accompanying unaudited notes to financial statements.

                              BIG CITY RADIO, INC.

                       STATEMENT OF STOCKHOLDERS' DEFICIT

                                  (UNAUDITED)

                                                  COMMON
                                                   STOCK             ADDITIONAL
                                          -----------------------     PAID-IN       ACCUMULATED
                                             SHARES      AMOUNT       CAPITAL         DEFICIT          TOTAL
                                          ------------  ---------  --------------  --------------  --------------
Balance at December 31, 1996............         1,232  $  --      $    6,489,000  $  (10,289,000) $   (3,800,000)
Capital contribution related to
  employment incentive..................       --          --           3,713,000        --             3,713,000
Net loss................................       --          --            --           (11,435,000)    (11,435,000)
                                          ------------  ---------  --------------  --------------  --------------
Balance at September 30, 1997...........         1,232  $  --      $   10,202,000  $  (21,724,000) $  (11,522,000)
                                          ------------  ---------  --------------  --------------  --------------
                                          ------------  ---------  --------------  --------------  --------------
Pro Forma effect of Equity Contribution
  and Reclassification..................     9,375,288     94,000  $   13,069,000
Reinstatement of deferred income taxes
  relating to C-Corporation status......                                               (3,350,000)
Reclassification of accumulated deficit
  to paid-in capital in connection with
  termination of S-Corporation status...                              (25,074,000)     25,074,000
                                          ------------  ---------  --------------  --------------  --------------
Pro Forma balance at September 30,
  1997..................................     9,375,520     94,000  $   (1,803,000) $     --            (1,709,000)
                                          ------------  ---------  --------------  --------------  --------------
                                          ------------  ---------  --------------  --------------  --------------

                See accompanying notes to financial statements.

                              BIG CITY RADIO, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                  (UNAUDITED)

(1) BASIS OF PRESENTATION

    The accompanying interim financial statements include the accounts of Big City Radio, Inc. (formerly Odyssey Communications, Inc.).

    The accompanying financial statements have been prepared on a going-concern basis which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. Since inception, the Company has not generated significant revenue, has incurred substantial net losses and has never generated positive cash flows from operations. The Company's recent purchases and reformatting of radio stations in its markets is currently contributing to the Company's losses. The Company believes that losses will continue while the Company pursues its strategy of acquiring and developing radio stations. The ability of the Company to continue as a going concern is dependent upon: (a) the continued support of its stockholders, (b) additional sources of financing, and (c) the Company's ability to generate positive cash flows from operations. The Company has obtained a support letter from a Principal Stockholder guaranteeing his financial support through the earlier of a successful minimum initial public offering of $36,000,000 of equity securities to the public or September 30, 1998.

    The accompanying interim financial statements have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures made are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the latest audited financial statements and related footnotes included elsewhere herein. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company as of September 30, 1997, the results of its operations and its cash flows for the nine month periods ended September 30, 1996 and 1997 have been included. The results of operations for the interim periods are not necessarily indicative of the results which may be realized for the full year.

(2) ACQUISITIONS

    On June 5, 1997, the Company acquired substantially all of the assets of WZVU-FM Monmouth, New Jersey, for a purchase price of $12,000,000. At that date the sellers' loan payable to the Company in the amount of $5,434,000 plus accrued interest of $103,000 was paid in full. The Company managed the operations of WZVU-FM for a fee from December 5, 1996 up to the effective acquisition date under a local marketing agreement ("LMA"). Revenue, programming expenses and other reimbursable expenses pursuant to the LMA have been included in the accompanying financial statements as have LMA fees of approximately $415,000 from January 1, 1997 to June 5, 1997. Management's preliminary estimate of the fair value of WZVU-FM assets acquired, exclusive of acquisition costs, subject to further review and appraisal is as follows:

Fixed assets...................................................  $  833,000
FCC broadcast license..........................................  11,157,000
Covenant not to compete........................................      10,000

                              BIG CITY RADIO, INC.

                                  (UNAUDITED)

(2) ACQUISITIONS (CONTINUED)
    The fair value of the fixed assets acquired is determined by reference to replacement value on an individual asset basis. The fair value of the covenant not to compete is determined by reference to the covenant agreement, and the remaining purchase price is assigned to the FCC license.

    On April 1, 1997, the Company acquired substantially all the assets of WWHB-FM Hampton Bays, New York, for a purchase price of $4,000,000. The Company managed the operations of WWHB-FM for a fee from December 31, 1996 up to the effective acquisition date under a LMA. Revenue, programming expenses and other reimbursable expenses pursuant to the LMA have been included in the accompanying financial statements as have LMA fees of $165,000 from January 1, 1997 to April 1, 1997. Management's preliminary estimate of the fair value of WWHB-FM assets acquired, exclusive of acquisition costs, subject to further review and appraisal is as follows:

Fixed assets....................................................  $  55,000
FCC broadcast license...........................................  3,795,000
Consulting agreement............................................    150,000

    The fair value of the fixed assets acquired is determined by reference to replacement value on an individual asset basis. The fair value of the consulting agreement is determined by reference to the agreement, and the remaining purchase price is assigned to the FCC license.

    LMA fees are reflected in the accompanying financial statements as station operating expenses.

    On August 8, 1997 the Company acquired substantially all of the assets of WVVX-FM Chicago for a purchase price of $9,500,000 and WJDK-FM Chicago for a purchase price of $1,100,000. Management's preliminary estimate of the fair value of the WVVX-FM and WJDK-FM assets acquired, subject to further review and appraisal is as follows:

                                                          WVVX-FM     WJDK-FM
                                                         ---------  -----------
Fixed assets, including land...........................    119,000     154,000
FCC broadcast license..................................  9,381,000     946,000

    The fair value of the fixed assets and land acquired is determined by reference to replacement value on an individual asset basis and comparable property, respectively. The remaining purchase price is assigned to the FCC license.

    The following unaudited pro forma results of operations illustrate the effect of the acquisition of WZVU-FM and WVVX-FM and assumes that the acquisitions occurred at the beginning of each of the periods presented:

                                                     NINE MONTHS ENDED
                                                       SEPTEMBER 30,
                                                   ---------------------
                                                     1996        1997
                                                   ---------  ----------
Net revenues.....................................  $   8,725  $    8,573
Income (loss) from continuing operations.........     (1,176)    (13,551)
Pro forma loss per share.........................      (0.09)      (1.01)

                              BIG CITY RADIO, INC.

                                  (UNAUDITED)

(3) PROPERTY AND EQUIPMENT

    Property and equipment at September 30, 1997 is as follows:

Land............................................................  $ 377,000
Building and improvements.......................................    561,000
Transmitter equipment...........................................  1,789,000
Furniture and office equipment..................................    406,000
Vehicles........................................................    219,000
                                                                  ---------
                                                                  3,352,000
Less: accumulated depreciation..................................    680,000
                                                                  ---------
                                                                  $2,672,000
                                                                  ---------
                                                                  ---------

(4) INTANGIBLES

    Intangible Assets at September 30, 1997 are as follows:

FCC broadcast licenses.........................................................  $55,689,000
Covenants not to compete.......................................................     678,000
                                                                                 ----------
  Total intangible assets......................................................  56,367,000
Less: accumulated amortization.................................................   1,928,000
                                                                                 ----------
                                                                                 $54,439,000
                                                                                 ----------
                                                                                 ----------

(5) LONG-TERM DEBT

    The Existing Credit Facility was subsequently amended on August 7, 1997 (the "fourth amendment") to temporarily increase it to $58 million through December 31, 1997 after which it reverts to $40 million. In addition, the guaranteed amount has been increased to include all amounts outstanding.

(6) NOTES PAYABLE TO STOCKHOLDERS

    At September 30, the Company had $13,163,000 outstanding in notes payable to stockholders at interest rates which fluctuated and ranged from 5.5% to 8% per annum for the nine months ended September 30, 1997. The notes are subordinated to the Existing Credit Facility; however, under the subordination provisions, the interest accruing on these notes is permitted to be paid periodically, provided that the stockholders advance net proceeds to cover such interest payments. Interest expense related to notes payable to stockholders was $444,000 and $619,000 for the nine months ended September 30, 1996 and 1997, respectively.

    The Principal Stockholders have agreed not to demand payment on these notes before October 1, 1998.

(7) SUPPLEMENTARY INFORMATION--STATEMENT OF CASH FLOWS

    Barter transactions resulted in sales of $740,000 and $555,000 and related expenses of $835,000 and $515,000 for the nine months ended September 30, 1996 and 1997, respectively.

                              BIG CITY RADIO, INC.

                                  (UNAUDITED)

(7) SUPPLEMENTARY INFORMATION--STATEMENT OF CASH FLOWS (CONTINUED)
    Cash paid for interest during the nine months ended September 30, 1996 and 1997 amounted to $1,909,000 and $2,778,000, respectively.

    During the nine months ended September 30, 1996, the Principal Stockholders contributed notes payable of $5,119,000 to the Company's capital.

(8) EMPLOYMENT INCENTIVE

    On July 1, 1997, the principal stockholders tranferred 68 shares of Old Common Stock to the Chief Executive Officer as an employment incentive. The statement of operations for the nine month period ended September 30, 1997 reflects a charge of $3,713,000 relating to the award. The charge represents the approximate fair market value of the stock transferred and it has been reflected as a capital contribution in the accompanying financial statements. The fair market value of the stock transferred for accounting purposes only was estimated at 80% of the assumed initial public offering price of $9.00 per share.

(9) STOCK OPTION PLAN

    In connection with the consummation of the Offering the Company intends to adopt the Big City Radio, Inc. 1997 Incentive Stock Plan (the "1997 Incentive Stock Plan"). The following is a summary of the material features of the 1997 Incentive Stock Plan.

    The types of awards that may be granted pursuant to the 1997 Incentive Stock Plan include (i) incentive stock options ("ISOs") and (ii) non-qualified stock options ("NQSOs" and together with ISOs, "Stock Options" and "Awards").

    Stock Option grants will consist of the maximum number of ISOs that may be granted to a particular grantee under applicable law with the balance of the Stock Options being NQSOs.

    Subject to certain exceptions set forth in the 1997 Incentive Stock Plan, the aggregate number of shares of the Class A Common Stock that may be the subject of Awards under the 1997 Incentive Stock Plan is 700,000. The maximum number of shares of Class A Common Stock available with respect to Awards granted to any one grantee shall not exceed, in the aggregate, 100,000 shares. Shares of Class A Common Stock granted under the 1997 Incentive Stock Plan may either be authorized by unissued shares of Class A Common Stock not reserved for any other purpose or shares of Class A Common Stock held in or acquired for the treasury of the Company.

    On December 1, 1997, options to purchase an aggregate of 150,000 shares of Class A Common Stock were granted to certain officers and directors of the Company, at an exercise price of $6.00 per share, and options to purchase an aggregate of 402,500 shares of Class A Common Stock were granted to certain officers and directors of the Company, to be effective only immediately prior to the consummation of the Offering, at an exercise price per share equal to the initial public offering price per share in the Offering.

                          INDEPENDENT AUDITORS' REPORT

The Members of K&K Broadcasting

    We have audited the accompanying balance sheets of WZVU as of December 31, 1996 and 1995, and the related statements of operations and station deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WZVU as of December 31, 1996 and 1995 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                             KPMG Peat Marwick LLP

New York, New York
October 21, 1997

                                      WZVU

                                 BALANCE SHEETS

                                                                       DECEMBER 31,   DECEMBER 31,
ASSETS                                                                     1995           1996
                                                                      --------------  -------------     MAY 31,
                                                                                                         1997
                                                                                                     -------------
                                                                                                     (UNAUDITED)
Current assets:
  Cash..............................................................  $       74,180  $      36,739  $      98,846
  Accounts receivable:
    Trade...........................................................         342,802        249,452        139,883
    Big City Radio..................................................        --              113,613       --
  Other current assets..............................................         118,559         14,914         19,536
                                                                      --------------  -------------  -------------
      Total current assets..........................................         535,541        414,718        258,265
Property and equipment, net (note 4)................................         876,909        911,553        874,354
Intangibles, net (note 5)...........................................         131,807        100,482         87,429
                                                                      --------------  -------------  -------------
      Total assets..................................................       1,544,257  $   1,426,753  $   1,220,048
                                                                      --------------  -------------  -------------
                                                                      --------------  -------------  -------------
LIABILITIES AND STATION DEFICIT

Current liabilities:
  Accounts payable..................................................  $       36,906  $     108,410  $      89,699
  Accrued expenses (Note 7).........................................         497,637        568,680        199,948
  Accrued interest expense (Note 6).................................       8,207,156       --              179,683
  Notes payable to members (note 7).................................         649,893        820,930        820,930
  Notes payable to Big City Radio (note 6)..........................        --            5,433,687      5,433,687
  Notes payable to Weiss Bros. and AT&T (Note 6)....................       5,578,444       --             --
  Notes payable to banks (note 6)...................................          40,609         34,168       --
  Other liabilities.................................................        --             --               12,959
                                                                      --------------  -------------  -------------
      Total current liabilities.....................................      15,010,645      6,965,875      6,736,906
Station deficit.....................................................     (13,466,388)    (5,539,122)    (5,516,858)
                                                                      --------------  -------------  -------------
      Total liabilities and station deficit.........................  $    1,544,257  $   1,426,753  $   1,220,048
                                                                      --------------  -------------  -------------
                                                                      --------------  -------------  -------------

            See accompanying notes to combined financial statements.

                                      WZVU

                  STATEMENTS OF OPERATIONS AND STATION DEFICIT

                                                                                                   PERIOD FROM
                                                                                   PERIOD FROM      JANUARY 1,
                                                       YEAR            YEAR         JANUARY 1,         1997
                                                      ENDED           ENDED        1996 THROUGH      THROUGH
                                                   DECEMBER 31,    DECEMBER 31,      MAY 31,         MAY 31,
                                                       1995            1996            1996            1997
                                                  --------------  --------------  --------------  --------------
                                                                                           (UNAUDITED)
Gross revenue...................................  $    2,891,032  $    3,173,549   $  1,177,715   $      413,933
Less: commission and fees.......................         174,089         247,405         96,888            1,054
                                                  --------------  --------------  --------------  --------------
Net revenue.....................................       2,716,943       2,926,144      1,080,827          412,879
Operating expenses:
  Station operating expenses, excluding
    depreciation and amortization...............         995,106       1,044,024        382,582           91,986
  Depreciation and amortization.................         182,275         140,642         62,464           51,094
  Corporate general and administrative
    expenses....................................       1,427,016       1,650,991        525,930          219,608
  Reimbursement of operating expenses under
    LMA.........................................        --               (27,169)       --              (151,756)
                                                  --------------  --------------  --------------  --------------
    Total operating expenses....................       2,604,397       2,808,488        970,976          210,932
                                                  --------------  --------------  --------------  --------------
    Operating income............................         112,546         117,656        109,851          201,947
Other income (expenses)
  Interest......................................      (2,666,378)     (2,498,207)    (1,022,274)        (179,683)
  Other, net....................................            (548)         29,325          3,750         --
                                                  --------------  --------------  --------------  --------------
  Total other...................................      (2,666,926)     (2,468,882)    (1,018,524)        (179,683)
                                                  --------------  --------------  --------------  --------------
    Loss before extraordinary item..............      (2,554,380)     (2,351,226)      (908,673)          22,264
Extraordinary item--forgiveness of debt (note
  6)............................................        --            10,278,492        --              --
                                                  --------------  --------------  --------------  --------------
Net income (loss)...............................  $   (2,554,380) $    7,927,266   $   (908,673)  $       22,264
                                                  --------------  --------------  --------------  --------------
                                                  --------------  --------------  --------------  --------------
Station Deficit at beginning of period..........  $  (10,912,008) $  (13,466,388)  $(13,466,388)  $   (5,539,122)
                                                  --------------  --------------  --------------  --------------
Station Deficit at end of period................  $  (13,466,388) $   (5,539,122)  $(14,375,061)  $   (5,516,858)
                                                  --------------  --------------  --------------  --------------
                                                  --------------  --------------  --------------  --------------

            See accompanying notes to combined financial statements.

                                      WZVU

                            STATEMENTS OF CASH FLOWS

                                                                                   PERIOD FROM     PERIOD FROM
                                                    YEAR ENDED      YEAR ENDED      JANUARY 1,      JANUARY 1,
                                                   DECEMBER 31,    DECEMBER 31,    1996 THROUGH    1997 THROUGH
                                                       1995            1996        MAY 31, 1996    MAY 31, 1997
                                                  --------------  --------------  --------------  --------------
                                                                                           (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).............................  $   (2,554,380) $    7,927,266   $   (908,673)    $   22,264
  Adjustments to reconcile net income (loss) to
    net cash provided by operating activities:
    Depreciation and amortization...............         182,275         140,642         62,464         51,094
    Forgiveness of debt.........................        --           (10,278,492)       --              --
    Other.......................................          25,500          19,318        --              --
    Changes in operating assets and liabilities:
      (Increase) decrease in assets:
      Accounts receivable.......................          87,247          93,350        (16,455)       109,569
      Other receivables.........................        --              (113,613)       --             113,613
      Other current assets......................           2,972          99,887         33,509         (4,936)
    Increase (decrease) in liabilities:
      Accounts payable..........................         (25,506)         71,505         19,901        (18,711)
      Accrued expenses..........................       2,287,349       2,142,378        950,863       (173,118)
      Notes payable to members..................             423         168,587        --              --
                                                  --------------  --------------  --------------  --------------
      Net cash provided by operating
        activities..............................           5,880         270,828        141,609         99,775
Cash flows from investing activities:
  Purchase of property and equipment............         (23,388)       (157,071)      (122,530)        (3,500)
Cash flows from financing activities:
  Repayment of notes payable to Weiss Bros. and
    AT&T........................................        --            (5,578,444)       (65,000)        --
  Proceeds from notes payable to Big City Radio
    payable.....................................        --             5,433,687        --              --
  Payments to notes payable to banks............         (19,656)         (6,441)        (2,610)       (34,168)
                                                  --------------  --------------  --------------  --------------
      Net cash used in financing activities.....         (19,656)       (151,198)       (67,610)       (34,168)
                                                  --------------  --------------  --------------  --------------
      Change in cash............................         (37,164)        (37,441)       (48,531)        62,107
Cash at beginning of period.....................         111,344          74,180         74,180         36,739
                                                  --------------  --------------  --------------  --------------
Cash at end of period...........................          74,180  $       36,739   $     25,649     $   98,846
                                                  --------------  --------------  --------------  --------------
                                                  --------------  --------------  --------------  --------------

            See accompanying notes to combined financial statements.

                                      WZVU

                         NOTES TO FINANCIAL STATEMENTS

(1) DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

    WZVU (the "Company") conducts radio broadcasting operations in New Jersey. The principal source of revenue is derived from the sale of air time to advertisers.

    The Company is a radio station owned by K&K Broadcasting, L.L.C. ("K&K Broadcasting"). The accompanying financial statements presents the results of operations of the Company on a stand alone basis as K&K Broadcasting had no corporate expenses.

    During November 1996, K&K Broadcasting entered into an agreement to sell substantially all of the assets and operations of the Company to Big City Radio, Inc. (formerly Odyssey Communications, Inc.) ("Big City Radio") (see note 3).

    In the opinion of management the unaudited combined financial statements as of May 31, 1997 and for the five month periods ended May 31, 1997 and 1996 contained herein include all adjustments necessary for a fair presentation of such statements. The general principles followed in preparing the financial statements as of May 31, 1997 and 1996 are similar to those used in preparing the audited financial statements as of December 31, 1996 and 1995.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (A) PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets ranging from
31.5 years for buildings, and five to seven years for transmission equipment, vehicles and furniture and office equipment.

    (B) INTANGIBLES

    Intangible assets include a broadcast license and goodwill which are amortized over a 40 year period.

    (C) IMPAIRMENT OF LONG-LIVE ASSETS AND LONG LIVED ASSETS TO BE DISPOSED OF

    It is the Company's policy to account for long-lived intangible assets at the lower of amortized cost or fair market value. As part of an ongoing review of the valuation and amortization of long-lived intangible assets, management assesses the carrying value of the Company's long-lived assets and intangible assets if facts and circumstances suggest that they are impaired. If this review indicates that the long-lived intangibles will not be recoverable as determined by a nondiscounted cash flow analysis over the remaining amortization period, the carrying value of the Company's long-lived assets and intangibles will be reduced to their estimated realizable value.

    (D) REVENUE RECOGNITION

    Broadcasting revenue is recognized when commercials are aired. Net revenues represent gross revenues less direct fees and commissions paid to independent advertising agencies. Barter transactions are recorded at the estimated fair value of the merchandise or services received. Barter revenue is recognized when the commercial is aired and barter merchandise or services received are expensed when used.

                                      WZVU

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    (E) INCOME TAXES

    For Federal and state income tax purpose, K&K Broadcasting is treated as a partnership. Accordingly, no provision is made for income taxes, as income or loss is included in the tax returns of the Members.

    (F) USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (G) FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used in estimating the fair value disclosures for financial instruments:

    The carrying amounts reported in the balance sheets for cash, account receivables, accounts payable and accrued expenses approximate fair value.

    Management believes the carrying value of notes payable approximates its fair value at December 31, 1995 and 1996.

    (H) ADVERTISING

    The Company charges advertising costs, as incurred, to expense. Advertising costs amounted to $139,398, $128,781, $5,318, and $43,172 for the year ended December 31, 1995 and 1996 and the five month periods ended May 31, 1997 and 1996, respectively.

(3) SALE OF WZVU

    On November 7, 1996, K&K Broadcasting entered into an agreement to sell substantially all of the assets of the Company to Big City Radio for $12,000,000. At that date, Big City Radio advanced $5,434,000 of the purchase price to the Company in the form of a loan (see note 7). Simultaneously, with the signing of the agreement, the Company entered into a local marketing agreement (LMA) with Big City Radio under which Big City Radio has the right to program and sell advertising time on the station for a fee and reimburse the Company for the station's operating costs. Monthly LMA fees, exclusive of reimbursement of station's operating costs, range from $100,000 to a percentage of earnings before interest, taxes, depreciation and amortization, as defined. As of December 31, 1996 and May 31, 1997, the Company received LMA fees from Big City Radio of $87,097 and $378,421, respectively. The station operated under the LMA agreement from December 6, 1996 through June 5, 1997.

    The Members of K&K Broadcasting also entered into a three year covenant-not-compete.

                                      WZVU

(4) PROPERTY AND EQUIPMENT

    Property and equipment at December 31, 1995 and 1996 and May 31, 1997 is as follows:

                                                     DECEMBER 31,  DECEMBER 31,    MAY 31,
                                                         1995          1996         1997
                                                     ------------  ------------  -----------
Land...............................................   $  150,332    $  150,332   $   150,332
Building and improvements..........................      609,247       710,307       710,307
Transmitter equipment..............................      250,000       250,000       250,000
Furniture and office equipment.....................      724,143       769,301       772,801
Vehicles...........................................       --             3,750         3,750
                                                     ------------  ------------  -----------
                                                       1,733,722     1,883,690     1,887,190
Less: accumulated depreciation.....................      856,813       972,137     1,012,836
                                                     ------------  ------------  -----------
                                                         876,909    $  911,553   $   874,354
                                                     ------------  ------------  -----------
                                                     ------------  ------------  -----------

(5) INTANGIBLES

    Intangibles at December 31, 1995 and 1996 and May 31, 1997 are as follows:

                                                      DECEMBER 31   DECEMBER 31,    MAY 31,
                                                          1995          1996         1997
                                                      ------------  ------------  -----------
FCC broadcast licenses..............................   $  300,644    $  300,644   $   300,644
Goodwill............................................       50,441        50,441        50,441
                                                      ------------  ------------  -----------
                                                          351,085       351,085       351,085
Less: accumulated amortization......................      219,278       250,603       263,656
                                                      ------------  ------------  -----------
                                                          131,807    $  100,482   $    87,429
                                                      ------------  ------------  -----------
                                                      ------------  ------------  -----------

(6) NOTES PAYABLE

    At December 31, 1995, the Company had notes payable of $2,250,000 due December 31, 1996 and $3,328,444 due March 31, 1998 to Weiss Bros. and AT&T, respectively. The Weiss Bros. and AT&T notes payable bears interest at 25% and prime plus 1.5%, respectively. The notes are collateralized by substantially all of the Company's assets. Accrued interest at December 31, 1995 on the notes payable was $8,207,156.

    On November 7, 1996, concurrent with K&K Broadcasting entering into the Asset Purchase Agreement with Big City Radio (as described in note 3), the Company entered into a loan agreement with Big City Radio for approximately $5,434,000. The loan bears interest at prime plus 2% and is collateralized by substantially all of the Company's assets. Interest accrues beginning February 1, 1997. Interest expense as of May 31, 1997 was $179,683 (unaudited). The proceeds from the loan were used to repay the outstanding notes payable at December 31, 1995. Upon repayment of the notes payable, the noteholders forgave the outstanding accrued interest on notes payable totaling $10,278,492. Accrued interest forgiven has been reflected in the 1996 statement of operations as an extraordinary item.

    On June 5, 1997, the date of sale of the Company to Big City Radio, the note payable to Big City Radio was repaid.

                                      WZVU

(6) NOTES PAYABLE (CONTINUED)
    During 1995 and 1996 and at May 31, 1997, the Company had a line of credit with a commercial bank to borrow up to $100,000 at 10% interest. As of December 31, 1995 and 1996, total borrowings under the line of credit were $40,609 and $34,168, respectively.

(7) NOTES PAYABLE TO MEMBERS

    At December 31, 1995 and 1996 and May 31, 1997, the Company had $649,893, $820,930 and $820,930, respectively, outstanding in notes payable to members of K&K Broadcasting which are subordinated to the note payable to Big City Radio as described in note 7. The notes payable to members were comprised of $390,012 and $465,012, at December 31, 1995 and 1996, respectively, which bears interest at 7.5% and are due on demand. The remaining notes payable balance represents accrued interest outstanding on this loan. Also, included in accrued expenses is $338,750 and $428,750 at December 31, 1995 and 1996, respectively, of accrued wages payable to one Member.

(8) EMPLOYEE BENEFIT PLAN

    The Company sponsors a 401(k) Defined Contribution Plan (Plan) in which all full-time employees are eligible to participate. Under the terms of the Plan, employees could contribute a percentage of their base pay up to the annual Internal Revenue Service (IRS) limit. Employee contributions of up to 6% are matched 50% by the Company.

    For the year ended December 31, 1995 and 1996, total expense for the plan amounted to $10,053 and $18,856, respectively. Effective December 31, 1996, the Plan was terminated.

(9) SUPPLEMENTARY INFORMATION--STATEMENT OF CASH FLOWS

    Barter transactions resulted in sales and related expenses of $531,946, $452,158, $3,127 and $163,916 for the year ended December 31, 1995 and 1996 and the five month periods ending May 31, 1997 and May 31, 1996, respectively.

    During March 1995, K&K Broadcasting transferred to the Company net liabilities of $731,000 in a non-cash transaction. These balances have been included as an addition to station deficit.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
WVVX:

    We have audited the accompanying balance sheet of WVVX (the Company) as of December 31, 1996 (Successor), and the related statements of operations, station equity, and cash flows for the period January 1, 1996 to June 13, 1996 (Predecessor) and the period from June 14, 1996 to December 31, 1996 (Successor). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WVVX as of December 31, 1996 (Successor), and the results of its operations and its cash flows for the period January 1, 1996 to June 13, 1996 (Predecessor) and the period from June 14, 1996 to December 31, 1996 (Successor) in conformity with generally accepted accounting principles.

    As discussed in note 2 to the financial statements, on June 14, 1996, PAR Radio Holdings, Inc., acquired Douglas Broadcasting, Inc. As a result of the change in control, the financial information for the period after the change in control is presented on a different cost basis than that for the period before the change in control and, therefore, is not comparable.

                                                  KPMG Peat Marwick LLP

Oakland, CA
September 18, 1997

                                      WVVX
                                 BALANCE SHEETS

                                                                                     DECEMBER 31,     JULY 31,
                                                                                         1996           1997
                                                                                     -------------  -------------
                                                                                                     (UNAUDITED)

                                                                                       SUCCESSOR      SUCCESSOR
ASSETS

Current assets:
  Cash.............................................................................  $      19,816  $      31,957
  Trade accounts receivable, less allowance for doubtful accounts of $10,122 in
    1996 and $10,000 in 1997.......................................................         38,008         51,539
  Prepaid expenses and other current assets........................................         10,964         11,451
                                                                                     -------------  -------------
      Total current assets.........................................................         68,788         94,947
Property and equipment, net........................................................        176,372        161,572
Intangible assets, net.............................................................     10,509,805     10,393,649
Allocated debt issuance costs......................................................        204,627        177,948
                                                                                     -------------  -------------
      Total assets.................................................................  $  10,959,592  $  10,828,116
                                                                                     -------------  -------------
                                                                                     -------------  -------------

LIABILITIES AND STATION EQUITY

Current liabilities:
  Trade accounts payable...........................................................  $      18,910  $      11,161
  Accrued expenses.................................................................         47,120         35,209
                                                                                     -------------  -------------
      Total current liabilities....................................................         66,030         46,370
Allocated long term debt...........................................................      2,728,700      2,728,700
Deferred income taxes..............................................................      3,717,555      3,651,007
Station equity.....................................................................      4,447,307      4,402,039
                                                                                     -------------  -------------
      Total liabilities and station equity.........................................  $  10,959,592  $  10,828,116
                                                                                     -------------  -------------
                                                                                     -------------  -------------

                See accompanying notes to financial statements.

                                      WVVX
                            STATEMENTS OF OPERATIONS

                                                     PERIOD FROM
                                                      JANUARY 1,    PERIOD FROM       SEVEN
                                                         1996      JUNE 14, 1996     MONTHS
                                                          TO             TO           ENDED
                                                       JUNE 13,     DECEMBER 31,    JULY 31,
                                                         1996           1996          1997
                                                     ------------  --------------  -----------
                                                     (PREDECESSOR)  (SUCCESSOR)    (SUCCESSOR)
                                                                                   (UNAUDITED)
Net revenues.......................................   $  499,254     $  638,012     $ 621,620
Operating expenses:
  Station operating expenses.......................      179,241        219,432       255,493
  Allocated corporate general and administrative
    expenses.......................................       94,199        148,635       169,485
  Depreciation and amortization....................      151,747        154,611       168,777
                                                     ------------  --------------  -----------
      Total operating expenses.....................      425,187        522,678       593,755
                                                     ------------  --------------  -----------
      Operating income.............................       74,067        115,334        27,865

  Allocated interest expense including amortization
    of debt issuance costs.........................      150,559        192,265       231,063
  Other expenses, net..............................        7,988          8,242        --
                                                     ------------  --------------  -----------
Loss before income taxes and extraordinary item....      (84,480)       (85,173)     (203,198)
Income tax benefit.................................        7,761         27,255        66,548
                                                     ------------  --------------  -----------
Loss before extraordinary item.....................      (76,719)       (57,918)     (136,650)
Extraordinary item--write-off debt issuance
costs..............................................      (92,676)        --            --
                                                     ------------  --------------  -----------
      Net loss.....................................   $ (169,395)    $  (57,918)    $(136,650)
                                                     ------------  --------------  -----------
                                                     ------------  --------------  -----------

                See accompanying notes to financial statements.

                                      WVVX
                            STATEMENTS OF CASH FLOWS

                                                                    PERIOD FROM
                                                                   JUNE 14, 1996
                                                                         TO
                                                                    DECEMBER 31,
                                                     PERIOD FROM        1996          SEVEN
                                                      JANUARY 1,   --------------    MONTHS
                                                         1996                         ENDED
                                                          TO         SUCCESSOR      JULY 31,
                                                       JUNE 13,                       1997
                                                         1996                      -----------
                                                     ------------
                                                                                   (UNAUDITED)
                                                     PREDECESSOR                    SUCCESSOR
Cash flows from operating activities:
  Net loss.........................................   $ (169,395)    $  (57,918)    $(136,650)
  Adjustments to reconcile net loss to net cash
    provided by (used in) operating activities:
    Depreciation and amortization..................      151,747        154,611       168,777
    Write-off of debt issuance costs...............       92,676         --            --
    Deferred income taxes..........................       (7,761)       (27,255)      (66,548)
    Amortization of debt issuance costs............       68,608         23,647        26,679
    Changes in operating assets and liabilities:
      Trade accounts receivable, net...............       27,200            (13)      (13,531)
      Prepaid expenses and other current assets....       (3,305)        (6,271)         (487)
      Trade accounts payable.......................        1,197           (348)       (7,749)
      Accrued expenses.............................      (98,499)        60,600       (11,911)
      Deferred revenue.............................       67,983        (67,983)       --
                                                     ------------  --------------  -----------
          Net cash provided by (used in) operating
            activities.............................      130,451         79,070       (41,420)

Cash flows from investing activities:
  Capital expenditures.............................       --            (18,647)      (37,821)
                                                     ------------  --------------  -----------
Net cash used in investing activities..............       --            (18,647)      (37,821)
Cash flows from financing activities:
  Net cash transferred (to) from owners............     (134,881)       (46,723)       91,382
                                                     ------------  --------------  -----------
Net (decrease) increase in cash....................       (4,430)        13,700        12,141
Cash at beginning of period........................       10,546          6,116        19,816
                                                     ------------  --------------  -----------
Cash at end of period..............................   $    6,116     $   19,816     $  31,957
                                                     ------------  --------------  -----------
                                                     ------------  --------------  -----------

                See accompanying notes to financial statements.

                                      WVVX

                          STATEMENT OF STATION EQUITY

(PREDECESSOR)
--------------------------------------------------------------------------------
Balance as of January 1, 1996...................................................  $ 409,197
Net loss........................................................................   (169,395)
Repayment of push-down debt by parent...........................................  2,179,489
Net cash transferred to owner...................................................   (134,881)
                                                                                  ---------
Balance as of June 13, 1996.....................................................  $2,284,410
                                                                                  ---------
                                                                                  ---------

-------------------------------------------------------------------------------------------

(SUCCESSOR)
--------------------------------------------------------------------------------

Balance subsequent to change in control as of June 14, 1996.....................  $4,551,948
Net loss........................................................................    (57,918)
Net cash transferred to owner...................................................    (46,723)
                                                                                  ---------
Balance as of December 31, 1996.................................................  4,447,307
Net loss (unaudited)............................................................   (136,650)
Net contribution from owner (unaudited).........................................     91,382
Balance as of July 31, 1997 (unaudited).........................................  $4,402,039
                                                                                  ---------
                                                                                  ---------

                See accompanying notes to financial statements.

                                      WVVX

                         NOTES TO FINANCIAL STATEMENTS

   (INFORMATION FOR THE SEVEN-MONTH PERIOD ENDED JULY 31, 1997 IS UNAUDITED).

(1) DESCRIPTION OF BUSINESS

    OPERATIONS

    WVVX (the "Company") conducts radio broadcasting operations in Chicago. The principal source of revenue is derived from the Company selling block programming time to users that have unique demands for time (such as foreign language and religious programming).

    The Company is dependent on its parent company for long-term funding and also in respect of funding to meet cash flow requirements associated with its operations. Consequently, the net change in amounts due to or from affiliated radio stations are treated as contributions to or distributions from station equity.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (A) BASIS OF PRESENTATION

    For the period January 1, 1996 to June 13, 1996, the Company was owned by Douglas Broadcasting, Inc. ("DBI") (Predecessor). On June 14, 1996, DBI was acquired by Par Radio Holdings Inc. ("PRHI") (Successor) and was accounted for under the purchase method of accounting. Accordingly, the statements of operations and cash flows for the period January 1, 1996 to June 13, 1996 reflect the operations of the Company as a part of DBI (Predecessor) and the balance sheet as of December 31, 1996 and the statements of operations and cash flows for the periods subsequent to June 14, 1996 reflect the Company's operation and financial position under the ownership of PRHI (Successor).

    As a result of the change in control, the financial information for the periods after the change in control is presented on a different cost basis than that for the period before the change in control and, therefore, is not comparable.

    The accompanying financial statements include certain corporate general and administrative expenses incurred on a consolidated basis by DBI for the period January 1, 1996 to June 13, 1996 and PRHI for the period January 14, 1996 to December 31, 1996 and the seven months ended July 31, 1997 and have been allocated to the Company. Such allocations include corporate salaries, health insurance, professional services and other corporate overhead expenses and are included in general and administative expenses in the Company's statements of operations. In management's opinion, the basis of allocation of such costs is reasonable. However, the expenses allocated to the Company are not necessarily representative of what the Company would have incurred on a stand alone basis.

    Allocated costs are as follows:

                                     PERIOD FROM    PERIOD FROM       SEVEN
                                     JANUARY 1,    JUNE 14, 1996     MONTHS
                                        1996             TO           ENDED
                                         TO         DECEMBER 31,    JULY 31,
                                    JUNE 13, 1996       1996          1997
                                    -------------  --------------  -----------
                                     PREDECESSOR     SUCCESSOR      SUCCESSOR
Corporate salaries................    $  59,182      $   70,684     $  94,153
Health insurance..................        2,463           2,910         2,327
Professional services.............        6,946           8,209        20,492
Other corporate overheads.........       25,608          66,832        52,513
                                    -------------  --------------  -----------
                                      $  94,199      $  148,635     $ 169,485
                                    -------------  --------------  -----------
                                    -------------  --------------  -----------

                                      WVVX

   (INFORMATION FOR THE SEVEN-MONTH PERIOD ENDED JULY 31, 1997 IS UNAUDITED).

    Included in the financial statements is an allocation of interest expense, including amortization of debt issuance costs for the period January 1, 1996 to June 13, 1996 and for the period June 14, 1996 to December 31, 1996 and the seven months ended July 31, 1997 based on the ratio of investment in WVVX to total investments of the respective owners, in each period. For purposes of these financial statements, the Company has been allocated a portion of the total debt and the goodwill in connection with PRHI's acquisition of DBI. In addition, as part of the acquisition of DBI by PRHI, DBI repaid its total debt and the Company has been allocated a portion of the write-off of the debt issuance costs.

    Station operating expenses includes an allocation for salaries of WVVX employees who provide services to a sister station. Approximately $7,000 per month is allocated to the sister station based on proportional revenues.

    The interim financial statements are unaudited but, in the opinion of management, reflect all adjustments necessary for a fair presentation of financial position, results of operations, and cash flows for the periods presented. These adjustments consist of normal, recurring items. The results of operations for any interim period are not necessarily indicative of results for the full year.

    (B) PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets ranging between 5 and 25 years.

    (C) INTANGIBLE ASSETS

    Included in intangible assets are goodwill and FCC licenses. Goodwill, which represents the excess of cost of purchased companies over the fair value of their net assets at the date of acquisition, and FCC licenses are amortized over 40 years.

    (D) REVENUE RECOGNITION

    Broadcasting revenue is recognized when the program or advertisement is aired.

    (E) INCOME TAXES

    The Company accounts for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    (F) USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

                                      WVVX

   (INFORMATION FOR THE SEVEN-MONTH PERIOD ENDED JULY 31, 1997 IS UNAUDITED).

(3) PROPERTY AND EQUIPMENT

    Property and equipment consisted of the following as of December 31, 1996 and July 31, 1997:

                                                                     DECEMBER 31,   JULY 31,
                                                                         1996         1997
                                                                     ------------  -----------
                                                                                   (SUCCESSOR)
Transmitter equipment..............................................   $    2,714    $   3,111
Studio and technical equipment.....................................       32,012       32,012
Tower and antenna systems..........................................      106,957      106,957
Office furniture and equipment.....................................        8,896        8,896
Production library.................................................        2,500        2,500
Other..............................................................       35,545       35,545
                                                                     ------------  -----------
                                                                         188,624      189,021
Less: accumulated depreciation and amortization....................      (12,252)     (27,449)
                                                                     ------------  -----------
                                                                      $  176,372    $ 161,572
                                                                     ------------  -----------
                                                                     ------------  -----------

(4) INTANGIBLE ASSETS

    Intangible assets consisted of the following as of December 31, 1996 and July 31, 1997:

                                                                     DECEMBER 31,    JULY 31,
                                                                         1996          1997
                                                                     ------------  ------------
                                                                                   (SUCCESSOR)
Goodwill...........................................................   $2,477,164   $  2,477,164
FCC licenses.......................................................    8,175,000      8,175,000
Other..............................................................       --             37,378
                                                                     ------------  ------------
                                                                      10,652,164    10,689,542,
Less: accumulated amortization.....................................     (142,359)      (295,893)
                                                                     ------------  ------------
                                                                      $10,509,805  $ 10,393,649
                                                                     ------------  ------------
                                                                     ------------  ------------

(5) ALLOCATED LONG-TERM DEBT

    Allocated long-term debt represents the Company's allocated share of a term loan of $15,000,000 obtained by PRHI, which was used a fund a portion of the purchase of the common stock of DBI.

    Borrowings bear interest at the lender's prime rate plus 2.75% or at the London Interbank Offering Rate ("LIBOR") plus 4%.

    As of December 31, 1996, principal repayments on the term loan were due as follows: $2,250,000 in 1999, $3,000,000 in 2000, $3,562,500 in 2001, $4,875,000
in 2002 and $1,312,500 in 2003.

    At December 31, 1996 and July 31, 1997 the Parent Company was in technical default of certain covenant compliance requirements, for which a waiver was received from the lender. On August 15, 1997, an equity contribution by the Parent Company's controlling owner was used to repay $6,000,000 of the $15,000,000 outstanding.

(6) AMOUNTS DUE TO/FROM AFFILIATED STATIONS

    Amounts due to or from affiliated radio stations have been included in station equity and would have eliminated on consolidation in the combined financial statements of Par Radio Holdings, Inc. for the period from June 14, 1996 to December 31, 1996.

                                      WVVX

   (INFORMATION FOR THE SEVEN-MONTH PERIOD ENDED JULY 31, 1997 IS UNAUDITED).

(7) LEASE COMMITMENTS

    The Company leases various facilities and equipment under noncancelable operating leases expiring through 2002. Certain operating leases are renewable at the end of the contract term. Future minimum lease payments under noncancelable operating leases are as follows:

1997..............................................................  $  20,540
1998..............................................................     49,719
1999..............................................................     50,611
2000..............................................................     51,631
2001..............................................................     52,665
Thereafter........................................................     13,166
                                                                    ---------
                                                                    $ 238,332
                                                                    ---------
                                                                    ---------

    Rent expense was approximately $51,173 and $31,950 for the year ended December 31, 1996 and the seven months ended July 31, 1997, respectively.

(8) INCOME TAXES

    Federal and state income taxes have been provided as if the Company filed a separate tax return. On a stand alone basis the Company owes no current taxes and any allocated income tax expenses (benefit) by DBI or PRHI have been reflected in station equity as transfers to or contributions from owner.

    The reconciliation of the income tax charge computed at the U.S. Federal statutory income tax rate to the Company's effective income tax rate is as follows:

                                                     PERIOD FROM        PERIOD FROM
                                                   JANUARY 1, 1996     JUNE 14, 1996     SEVEN MONTHS
                                                         TO                 TO               ENDED
                                                    JUNE 13, 1996    DECEMBER 31, 1996   JULY 31, 1997
                                                  -----------------  -----------------  ---------------
                                                     PREDECESSOR         SUCCESSOR         SUCCESSOR
Tax benefit at U.S. Federal statutory rate......           34.0%              34.0%             34.0%
Expected state tax benefit......................            2.5                2.5               5.9
Fully valued unutilized net operating losses....          (26.4)              (3.6)             (7.8)
Other...........................................           (0.9)              (0.9)             (0.5)
                                                          -----                ---               ---
                                                            9.2%              32.0%             31.6%
                                                          -----                ---               ---
                                                          -----                ---               ---

    The net deferred income tax assets/liabilities result from tax effects of temporary differences as follows:

                                                                                    DECEMBER 31,       JULY 31,
                                                                                        1996             1997
                                                                                  -----------------  -------------
                                                                                      SUCCESSOR        SUCCESSOR
Excess of book basis over tax basis of intangible assets........................    $  (3,900,268)   $  (3,831,457)
Excess of book basis over tax basis of tangible assets..........................          (63,047)         (59,002)
Other...........................................................................          245,760          239,452
                                                                                  -----------------  -------------
                                                                                    $   3,717,555    $   3,651,007
                                                                                  -----------------  -------------
                                                                                  -----------------  -------------

                                      WVVX

   (INFORMATION FOR THE SEVEN-MONTH PERIOD ENDED JULY 31, 1997 IS UNAUDITED).

(9) CONTINGENCIES

    The Company is subject to routine claims and litigation incidental to its business. The Company believes that the results of these matters will not have a material adverse effect on the Company's financial condition.

(10) SUBSEQUENT EVENT

    On August 7, 1997, PHI sold the assets and FCC license of the Company to Big City Radio, Inc. (formerly Odyssey Communications, Inc.) for $9,500,000.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS


                                                    PAGE
Prospectus Summary..............................          3
Risk Factors....................................          9
Use of Proceeds.................................         16
Dividend Policy.................................         16
Dilution........................................         17
Capitalization..................................         18
Pro Forma Financial Statements..................         19
Selected Financial and Operating Data...........         25
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................         27
Business........................................         34
Management......................................         48
Principal Stockholders..........................         58
Certain Relationships and Related
  Transactions..................................         59
Description of Credit Facility..................         61
Description of Capital Stock....................         62
Shares Eligible for Future Sale.................         68
Underwriting....................................         70
Legal Matters...................................         72
Experts.........................................         72
Change in Independent Auditor...................         72
Market Data and Certain Definitions.............         72
Cautionary Note Regarding Forward-Looking
  Statements....................................         73
Additional Information..........................         73
Index to Financial Statements...................        F-1


                            ------------------------

    UNTIL     , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE CLASS A COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                4,000,000 SHARES

                                     [LOGO]

                              BIG CITY RADIO, INC.

                              CLASS A COMMON STOCK

                               -----------------

                                   PROSPECTUS

                               -----------------

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION
                                  FURMAN SELZ
                                           , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth all expenses, other than underwriting discounts and commissions, in connection with the issuance and distribution of the securities registered hereby. All the amounts shown are estimates, except for the Commission registration fee, the National Association of Securities Dealers ("NASD") filing fee and the AMEX listing fee. All of the following fees and expenses will be paid by the Company.

Commission registration fee.......................................  $  13,940
NASD filing fee...................................................      5,100
AMEX listing fee..................................................     42,500
Printing and engraving expenses...................................    100,000
Legal fees and expenses...........................................    200,000
Accounting fees and expenses......................................    100,000
Blue Sky fees and expenses (including counsel fees and
  expenses).......................................................     --
Transfer Agent and Registrar fees and expenses....................     15,000
Miscellaneous.....................................................     23,460
                                                                    ---------
    Total.........................................................  $ 500,000
                                                                    ---------
                                                                    ---------

------------------------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145(a) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

    Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

    Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue, or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 of the DGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under such Section 145 of the DGCL.

    Section 102(b)(7) of the DGCL provides that a corporation in its original certificate of incorporation or an amendment thereto validly approved by stockholders may eliminate or limit personal liability of members of its board of directors or governing body for breach of a director's fiduciary duty. However, no such provision may eliminate or limit the liability of a director for breaching his duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase which was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty. The Company's Amended and Restated Certificate of Incorporation contains such a provision.

    The Company's Amended and Restated Certificate of Incorporation further provides that the Company shall indemnify its officers and directors and, to the extent authorized by the Board of Directors of the Company, employees and agents of the Company, to the fullest extent permitted by and in the manner permissible under the laws of the State of Delaware.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    Since its incorporation the Company has issued the following securities, none of which have been registered under the Securities Act.

    On October 17, 1994, the Company issued 360 shares of Old Common Stock to each of Stuart Subotnick and Anita Subotnick for an aggregate capital contribution of $350,000. On October 17, 1994, the Company issued 80 shares of Old Common Stock to Michael Kakoyiannis in consideration for the contribution by Mr. Kakoyiannis to the Company of his options to acquire all of the assets of radio stations WRKL-AM and WWXY-FM.

    On May 29, 1996, the Company issued 216 additional shares of Old Common Stock to each of Stuart Subotnick and Anita Subotnick in connection with the merger of Q Broadcasting, Inc. with and into the Company.

    In connection with the consummation of this Offering, the Old Common Stock will be reclassified into Class A Common Stock and Class B Common Stock and the Principal Stockholders will exchange all their shares of Class A Common Stock for a similar number of shares of Class B Common Stock.

    Each of the foregoing transactions was effected without registration under the Securities Act in reliance on the exemption from registration provided pursuant to Section 3(a)(9) or Section 4(2) and Regulation D promulgated thereunder.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a)   Exhibits.


  EXHIBIT
  NUMBER                                                   DESCRIPTION
-----------  -------------------------------------------------------------------------------------------------------

     1.1*    Form of Underwriting Agreement.

     3.1*    Form of Amended and Restated Certificate of Incorporation of Big City Radio, Inc.

     3.2*    Form of Amended and Restated Bylaws of Big City Radio, Inc.

     4.1*    Specimen Class A Common Stock Certificate of Big City Radio, Inc.

     5.1*    Form of opinion of Paul, Weiss, Rifkind, Wharton & Garrison.

    10.1*    Big City Radio, Inc. 1997 Incentive Stock Plan.

    10.2*    Form of employment Agreement, between Big City Radio, Inc. and Michael Kakoyiannis.

    10.3*    Form of employment Agreement, between Big City Radio, Inc. and Paul R. Thomson.

    10.4*    Form of employment Agreement, between Big City Radio, Inc. and Steven G. Blatter.

    10.5*    Form of employment Agreement, between Big City Radio, Inc. and Alan D. Kirschner.

    10.6**   Agreement and Plan of Merger, dated May 20, 1996, between Q Broadcasting, Inc. and Odyssey
             Communications, Inc.

    10.7*    Form of Amended and Restated Credit Agreement between Big City Radio, Inc. and The Chase Manhattan
             Bank.

    10.8*    Form of Registration Rights Agreement between Big City Radio, Inc. and Michael Kakoyiannis.

    10.9*    Form of Registration Rights Agreement between Big City Radio, Inc. and the Principal Stockholders.

    16.1**   Letter re Change in Certifying Accountant from Holtz Rubenstein & Co., LLP

    21.1*    List of Subsidiaries of Big City Radio, Inc.

    23.1*    Consent of Paul, Weiss, Rifkind, Wharton & Garrison (contained in the opinion filed as Exhibit 5.1 hereto).

    23.2*    Consent of KPMG Peat Marwick LLP.

    23.3*    Consent of Holtz Rubenstein & Co., LLP.

    23.4**   Consent of Leonard White.

    23.5**   Consent of Silvia Kessel.

    23.6**   Consent of Arnold L. Wadler.

    24.1**   Power of Attorney (contained on signature page).

    27.1**   Financial Data Schedule.


------------------------
*   Filed herewith.


**  Previously filed.

    (b)   Financial Statement Schedules.

    Schedule II--Combined Financial Statement Schedules Valuation and Qualifying Accounts.

ITEM 17. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (3) To provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 16, 1997.



                                BIG CITY RADIO, INC.

                                By:  /s/ PAUL R. THOMSON
                                     -----------------------------------------
                                     Name: Paul R. Thomson
                                     Title:Vice President and Chief
                                            Financial Officer



    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to Registration Statement has been signed by the following persons in the capacities indicated, on December 16, 1997.



                      SIGNATURES                                           TITLE OR CAPACITIES
------------------------------------------------------  ---------------------------------------------------------

                          *
     -------------------------------------------        Chairman of the Board of Directors
                   Stuart Subotnick

                          *
     -------------------------------------------        President, Chief Executive Officer and Director
                 Michael Kakoyiannis                      (Principal Executive Officer)

                 /s/ PAUL R. THOMSON
     -------------------------------------------        Vice President and Chief Financial Officer (Principal
                   Paul R. Thomson                        Financial and Accounting Officer)

                          *
     -------------------------------------------        Director
                   Anita Subotnick

           *By:        /s/ PAUL R. THOMSON
          --------------------------------------
                   Paul R. Thomson
                   Attorney-in-fact

                                                                     SCHEDULE II

                              BIG CITY RADIO, INC.
    COMBINED FINANCIAL STATEMENT SCHEDULES VALUATION AND QUALIFYING ACCOUNTS

                                                 BALANCE AT    CHARGED TO                              BALANCE AT
                                                  BEGINNING     OPERATING      OTHER     DEDUCTIONS/      END
                                                  OF PERIOD     EXPENSES      CHARGES     WRITE-OFFS   OF PERIOD
                                                 -----------  -------------  ----------  ------------  ----------
Allowances for doubtful accounts, etc.
 (deducted from current receivables):
Year ended September 30, 1993..................   $  --        $    20,000   $   --       $   --       $   20,000
                                                 -----------  -------------  ----------  ------------  ----------
Year ended September 30, 1994..................   $  20,000    $    76,000   $   --       $  (41,000)  $   55,000
                                                 -----------  -------------  ----------  ------------  ----------
                                                 -----------  -------------  ----------  ------------  ----------
Quarter ended December 31, 1994................   $  55,000        --            --       $   (1,000)  $   54,000
                                                 -----------  -------------  ----------  ------------  ----------
Year ended December 31, 1995...................   $  54,000    $    30,000   $            $  (26,000)  $   58,000
                                                 -----------  -------------  ----------  ------------  ----------
                                                 -----------  -------------  ----------  ------------  ----------
Year ended December 31, 1996...................   $  58,000    $   190,000   $            $  (36,000)  $  212,000
                                                 -----------  -------------  ----------  ------------  ----------
                                                 -----------  -------------  ----------  ------------  ----------

                                 EXHIBIT INDEX


 EXHIBIT
 NUMBER                                             DESCRIPTION                                             PAGE
---------  ---------------------------------------------------------------------------------------------  ---------

      1.1* Form of Underwriting Agreement.

      3.1* Form of Amended and Restated Certificate of Incorporation of Big City Radio, Inc.

      3.2* Form of Amended and Restated Bylaws of Big City Radio, Inc.

      4.1* Specimen Class A Common Stock Certificate of Big City Radio, Inc.

      5.1* Form of opinion of Paul, Weiss, Rifkind, Wharton & Garrison.

     10.1* Big City Radio, Inc. 1997 Incentive Stock Plan.

     10.2* Form of Employment Agreement, between Big City Radio, Inc. and Michael Kakoyiannis.

     10.3* Form of Employment Agreement, between Big City Radio, Inc. and Paul R. Thomson.

     10.4* Form of Employment Agreement, between Big City Radio, Inc. and Steven G. Blatter.

     10.5* Form of Employment Agreement, between Big City Radio, Inc. and Alan D. Kirschner.

     10.6** Agreement and Plan of Merger, dated May 20, 1996, between Q Broadcasting, Inc. and Odyssey
           Communications, Inc.

     10.7* Form of Amended and Restated Credit Agreement between Big City Radio, Inc. and The Chase
           Manhattan Bank.

     10.8* Form of Registration Rights Agreement between Big City Radio, Inc. and Michael Kakoyiannis.

     10.9* Form of Registration Rights Agreement between Big City Radio, Inc. and the Principal
           Stockholders.

     16.1** Letter re Change in Certifying Accountant from Holtz Rubenstein & Co., LLP

     21.1* List of Subsidiaries of Big City Radio, Inc.

     23.1* Consent of Paul, Weiss, Rifkind, Wharton & Garrison (contained in the opinion filed as
           Exhibit 5.1 hereto).

     23.2* Consent of KPMG Peat Marwick LLP.

     23.3* Consent of Holtz Rubenstein & Co., LLP.

     23.4** Consent of Leonard White.

     23.5** Consent of Silvia Kessel.

     23.6** Consent of Arnold L. Wadler.

     24.1** Power of Attorney (contained on signature page).

     27.1** Financial Data Schedule.


------------------------

*   Filed herewith.


**  Previously filed.